7/8.



03024462

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Assa Abloy AB

*CURRENT ADDRESS P.O. Box 70340
SE-107
23 Stockholm
Sweden

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

FILE NO. 82- 34735 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EBS

DATE: 7/10/03

ASSA ABLOY Annual Report 2002





Contents



The Annual General Meeting of ASSA ABLOY AB will be held at Norra Latin, Drottninggatan 71 B, Stockholm at 4 p.m. on Wednesday 26 March 2003.

Notice of attendance at the Annual General Meeting

Shareholders wishing to attend the Meeting must:

- be recorded in the register of shareholders kept by Värdepapperscentralen VPC AB (Swedish Central Securities Depository and Clearing Organization), no later than 14 March 2003 and:
- give notice of attendance to ASSA ABLOY AB, P.O. Box 70340, SE-107 23 Stockholm, tel. +46 8 506 485 00, fax. +46 8 506 485 85 or on www.assaabloy.com by 4 p.m. on 20 March 2003. Notification must include the shareholder's name and personal identity number as well as information regarding the number of shares held.

Any shareholder whose shares are nominee-registered must also, in order to be entitled to take part in the Meeting, request a temporary entry in the register of shareholders kept by VPC. Shareholders must notify the nominee about this well before 14 March 2003, when this entry must have been effected.

Financial information from ASSA ABLOY will be published as follows:

Interim Reports:
First quarter: 29 April 2003
Second quarter: 7 August 2003
Third quarter: 7 November 2003

Fourth quarter and Year-end Report for 2003: 6 February 2004

Annual Report for 2003: March 2004

Annual Reports and other Reports may be ordered from:
ASSA ABLOY AB
P.O. Box 70340
SE-107 23 Stockholm
Sweden
Tel. +46 8 506 485 00
Fax. +46 8 506 485 85
www.assaabloy.com

Bo Dankis new President and CEO

Bo Dankis, Group Vice President and head of ASSA ABLOY South Europe, will succeed Carl-Henric Svanberg as President and CEO of ASSA ABLOY on 26 March 2003.

Carl-Henric Svanberg is to become President and CEO of Ericsson on 8 April 2003. He is expected to remain on the Board of ASSA ABLOY as a Deputy Chairman together with Melker Schörling.



The ASSA ABLOY Group's Strategy is manifested in three steps:

- Build a worldwide presence and successively add new areas of expertise
- Leverage synergies and develop Group strength
- Increase focus on creating value for customers

The year 2002 in brief:

Continuous improvements and growth despite difficult market conditions

- Sales increased by 13 percent to SEK 25,397 M (22,510)
- Organic growth for comparable units was 2 percent
- Income before tax increased by 23 percent to SEK 2,015 M (1,642*)
- Earnings per share (EPS) increased by 18 percent to SEK 3.53 (2.98*)
- Earnings per share before goodwill amortization increased by 14 percent to SEK 6.13 (5.39*)
- Operating cash flow amounted to SEK 3,525 M (2,338)
- Acquisition of Besam

  Besam is the world leader in door automatics with annual sales of SEK 2 billion and a profit margin exceeding 10 percent. Automatic products and systems have hitherto formed only a limited part of ASSA ABLOY's product portfolio, but they fit extremely well into the Group's strategy of creating security solutions that prevent unauthorized entry while permitting safe, fast exit in emergency situations and being simple and convenient to use. The market for door automatics has shown sustained growth of 7-10 percent a year.
- Cash flow generation at an all-time high

  Operating cash flow after payment of income taxes amounted to SEK 3 billion, an increase of 67 percent compared to 2001. The increase is attributable to ASSA ABLOY's long-term efforts to reduce working capital and the Group's efficient capital expenditure. Operating cash flow after tax per share amounts to SEK 8.26 (5.07), an increase of 63 percent.
- Continuous margin improvements

  Continuous benchmarking between the various units has continued to produce results in the form of higher productivity and further margin improvements in many units, including the former Yale group of companies. During the year greater focus has been placed on supply management with the objective of reducing the number of suppliers and realizing Group synergies.

*excluding provision for the Merrimac dispute, USD 12.5 M plus interest (SEK 166 M).

The President and CEO, Carl-Henric Svanberg:

"Building value starts with a satisfied customer."

We have created a worldwide presence. And we have come a long way in building a unified Group with a common mindset. Now it is time to focus even more on our customers and how we can add value by providing increased security, safety and convenience.

In this Annual Report you will find several examples of our work to meet – and exceed – the expectations of our customers around the world.

Creating customer value is the only true underlying source of growth – and, in the long run, of value for the shareholders – and it all starts with a satisfied customer.

Another challenging but successful year

The markets in Europe and US softened as a result of the generally weak economy. At the same time, in an increasingly insecure world, we are experiencing a growing focus on security. The interest in more convenient and intelligent locking solutions is growing as well and opens interesting perspectives for the future.

We increased sales by 13 percent to SEK 25,397 M. In local currencies the increase was even stronger, 17 percent. Income before tax grew by 23 percent to SEK 2,015 M. Our efforts to achieve operational excellence are continuing with a wide range of improvement initiatives throughout the Group. Margins are steadily increasing and the potential for further improvements is still significant.

Earnings per share increased by 18 percent. Operating cash flow amounted to SEK 3,525 M, which corresponds to 175 percent of earnings before tax. Increased production cooperation as well as reduced lead times and inventories are important contributors to the strong cash flow.

Our different regions and their companies continue to strengthen their positions. I will first briefly comment on some of last year's highlights in the different regions.

We grew sales and margins steadily in Scandinavia throughout the year. Successful product launches contributed to good growth, especially in Sweden. Our Norwegian foundry was successfully moved to Romania during the year, a fascinating project that involved 73 trucks fully loaded with production equipment. Finland on the other hand stagnated, mostly as a result of the dramatic telecom slowdown.


unlock y
life

In Europe the German market was particularly weak. In adjusting to these market conditions we are reducing the number of employees by 280. The project also includes a transfer of certain production to Romania. In Spain the integration of the market leader TESA has started well. This company has a particular strength and spirit that adds great value to our Group. The French units are continuing to develop successfully while the development in Italy, where our position is not so strong, is taking longer.

The development in the UK is encouraging even though the figures do not yet reflect the initiatives taken. Lead times have been dramatically improved and a large number of product launches during the year are expected to accelerate growth.

North America did well in spite of worries about the slowing economy, and margins are steadily increasing. The Yale integration, which primarily involved the architectural hardware companies, was completed very successfully. The ongoing merging of our door operations is proceeding well, with results in line with forecasts. Our Oklahoma door-frame plant with 160 employees was closed during the autumn and the production moved, with no interruption, to Curries in Mason City. Some of the more labor-intensive door production is being moved to Mexico. Canada and Mexico have become large and important markets for us and we noted good growth and encouraging margin improvements in all units.

The South Pacific region, Australia and New Zealand, was our strongest performer last year with strong operational improvements and successful growth projects in collaboration with sister companies.

New Markets ended the year strongly after a slow start. South Africa and Brazil were our star performers while Israel (Mul-T-Lock) and Asia are back to growth again and showing healthy margin increases.

Our Identification Group had a good year with a very successful integration of the newly acquired Indala. Several additional small acquisitions were made on top of a good organic growth that was pulled in part by the increasing demand for access-control. The hotel activities suffered from a falling demand related to less traveling, but an aggressive cost-cutting program improved margins and the companies are well positioned for the future.

Our strategy to ensure presence and growth

We see our growth strategy in three steps.

- Create a worldwide presence and add new areas of expertise
- Leverage synergies and develop Group strength
- Increase focus on creating value for our customers

We are building a worldwide presence

We have come a long way towards creating a global presence through acquisitions. We are now the undisputed leading lock group in the world and we are present in all important regions, both mature and developing markets. Acquisitions will continue as there are still a number of gaps to be filled, but a lot of the needed presence has been established. Through intense benchmarking and spreading of best practice our companies continue to improve their efficiencies.

Acquiring Besam was a great example of adding a new area of expertise, and gave us a world-leading position in door automatics. This was an important strategic step since the demand from large customers for intelligent total openings solutions is growing and we will now be able to lead this development. HID, acquired two years ago, was equally important. The company has developed strongly from the start and brought us leadership in Identification.

We leverage Group strengths

The successful Volvo Ocean Race integration project brought us all closer together, and the response we received, internally and among our partners, exceeded our own expectations. The project created a pride in belonging to ASSA ABLOY and advanced interest in leveraging Group synergies in R&D, production, cross sales and marketing. This work is now being intensified and, by working together, each company will be able to achieve much more than on its own.

New intelligent locking solutions require more investments in research and development and are now carried out jointly. The increasing demand for total solutions also requires more co-operative ventures. We are striving for more 'platform thinking' in our local R&D so as to develop economies of scale by joint production of components and products. An increasing proportion of production is being carried out in our low-cost manufacturing units, mainly in Romania, Mexico and China.

Time to increase customer value

In a world of growing security concerns, the need for improved and more sophisticated locking solutions is obvious. There are great growth opportunities for us in utilizing our global sales network. Around a billion locks of our make and brands are presently installed around the world. Due to the steadily increasing need for security, locks are being upgraded on average three to four times during the lifetime of a building.

Through Group cross-trading we can offer our customers a complete range of products. This cross-trading is supported by a common database and a common intra-Group customer interface. By also taking advantage of our world-leading technologies developed jointly and then adapted to local needs, we can offer our customers products and systems with unique values.

Distribution is also undergoing a gradual change. There are two trends, more direct ways to market and more specialist distribution. Intermediate non-value-adding steps are disappearing, putting us closer to the users. Furthermore, with more sophisticated locking solutions and the need to satisfy particular customer demands, there are obvious benefits in distributors focusing on different users, e.g. on large or small companies or on private houses. Since distributors and manufacturers both add value in creating locking solutions, this increases the opportunity for us to jointly develop the total value-added chain.

Great opportunities for growth

Every day we see examples of how the demand for security and safety is increasing all over the world. The differences in security levels between countries are significant and we can still do a much better job in developing the market and meeting users' demands for secure, safe and convenient locking solutions. For larger buildings the development of more intelligent and sophisticated systems that can provide an intelligent total opening has only just begun. This is the basis of our business idea and it gives us great potential for growth.

We have created a platform to build on. Acquisitions will continue but are less critical to our growth. Our organization is in better shape than ever and the potential for continued margin improvements is still considerable. We have entered the third level of our strategic development, i.e. increased focus on business development and adding value for our customers.

The outlook remains strong and we can look forward to continued good development of volume and profit.

Stockholm, February 2003



Carl-Henric Svanberg
President & CEO



The strategy remains as Bo Dankis takes over

As Carl-Henric Svanberg becomes President and CEO at Ericsson from April 2003, he is succeeded by Bo Dankis.

Bo Dankis, who was born in 1954 and has a Master of Science degree from Linköping Institute of Technology, has a long track record of successfully managing international companies. From ABB Japan, he joined ASSA ABLOY France in 1997. Since 2000 he has served as Group Vice President and head of ASSA ABLOY South Europe.

"Our strategy and our goals remain the same," Bo Dankis says. "We have created a worldwide presence. And we have come a long way in building a unified Group with common values and working methods. Now it is time to focus even more on our customers, adding value for them through increased security, safety and convenience. That way, we will be able to ensure continued growth and profitability.

"Historically we have produced technically outstanding products, but have not always done this in response to the directly expressed needs of our customers. We must develop a much better understanding of the true needs of the end-users of our products," he says and concludes "I feel great confidence and enthusiasm for the role of leading ASSA ABLOY further."

Income statement

	2002 EUR M[1]	2002 SEK M	2001 SEK M	2000 SEK M
Sales	2,779	25,397	22,510	14,394
Cost of goods sold	-1,699	-15,526	-13,863	-8,568
Gross income	**1,080**	**9,871**	**8,647**	**5,827**
Sales and administrative expenses	-687	-6,276	-5,488	-3,719
Operating income before goodwill amortization	**393**	**3,595**	**3,159**	**2,107**
Goodwill amortization	-105	-957	-860	-387
Non-recurring items	-	-	-166	-
Operating income	**289**	**2,638**	**2,133**	**1,720**
Financial items	-69	-631	-664	-331
Share in earnings of associated companies	1	8	7	12
Income before tax	**220**	**2,015**	**1,476**	**1,402**
Tax	-75	-689	-507	-453
Minority interests	-6	-56	-20	-34
Net income	**139**	**1,270**	**949**	**915**

Operating cash flow

	2002 EUR M[1]	2002 SEK M	2001 SEK M	2000 SEK M
Operating income before goodwill amortization	393	3,595	3,159	2,107
Depreciation	104	950	861	598
Net capital expenditure	-92	-839	-830	-497
Change in working capital	44	405	-77	-94
Paid and received interest	-64	-581	-817	-357
Adjustment for non-cash items	-1	-5	43	-2
Operating cash flow	**386**	**3,525**	**2,338**	**1,756**

Capital employed and financing

	2002 EUR M[2]	2002 SEK M	2001 SEK M	2000 SEK M
Capital employed	2,915	26,701	27,861	19,779
- of which goodwill	1,770	16,213	16,371	12,078
Net debt	1,527	13,989	15,534	8,560
Minority interests	36	331	481	560
Shareholders' equity	1,352	12,381	11,846	10,659

The ASSA ABLOY product portfolio


Mechanical locks, lock systems and accessories, 57%
Security doors and fittings, 17%
Industrial locks, 3%
Electromechanical locks and electronic locks, 23%

Sales by organizational unit [3]

		2002	2001	2000
Scandinavia	SEK M	1,970	1,914	1,889
Finland	EUR M	126	126	125
Central Europe[5]	EUR M	175	155	121
South Europe[6]	EUR M	407	314	263
United Kingdom	GBP M	86	86	48
North America	USD M	1,078	937	589
South Pacific	AUD M	216	158	145
New Markets[7]	SEK M	1,952	2,029	981
Hospitality	NOK M	816	920	1,005
Identification	USD M	132	106	-
Door Automatics	SEK M	1,015	-	-
Total	**SEK M**	**25,397**	**22,510**	**14,394**

Sales by country [4]

	2002 EUR M[1]	2002 SEK M	2001 SEK M	2000 SEK M
USA	1,135	10,376	9,935	5,418
France	225	2,061	1,904	1,647
United Kingdom	175	1,602	1,545	763
Germany	118	1,079	963	780
Mexico	109	993	445	152
Sweden	107	981	855	839
Australia	94	863	775	724
Spain	87	797	341	178
Canada	80	733	661	373
Finland	73	663	662	606
Norway	66	600	538	500
The Netherlands	53	487	304	167
Denmark	46	418	424	365
Asia (excl. China)	43	396	450	248
Italy	42	381	344	214
The Middle East	33	299	282	201
Belgium	30	273	248	171
China	29	268	286	125
Czech Republic	25	228	200	165
South Africa	22	198	150	40
South America	21	194	185	94
New Zealand	21	190	66	39
Central America (excl. Mexico)	20	180	141	46
Switzerland	19	178	137	57
Russia	13	116	54	28
Portugal	11	96	49	40
The Baltic countries	7	66	59	43
Poland	7	64	65	55
Romania	5	46	50	48
Other countries	62	571	392	268
Total	**2,779**	**25,397**	**22,510**	**14,394**

1) EUR/SEK average rate 9.14
2) EUR/SEK rate at 31 December 9.16
3) Including exports from each unit
4) Sales to customers in each country
5) Germany, Netherlands, Switzerland & Austria
6) France, Belgium, Italy & Spain
7) Africa, Asia, Israel, South America & eastern Europe

Key data **

	2002	2001	2000 **	1999 **	1998
Sales, SEK M	25,397	22,510	14,394	10,277	8,582
Organic growth, %	2	3	5	5	6
Gross margin (EBITDA), %	17.9	17.9	18.8	18.1	18.5
Operating margin before goodwill amortization (EBITA), %	14.2	14.0	14.6	13.5	12.8
Operating margin (EBIT), %	10.4	10.2*	12.0	11.6	11.2
Income before tax, SEK M	2,015	1,642*	1,402	981	748
Profit margin (EBT), %	7.9	7.3 *	9.7	9.5	8.7
Operating cash flow, SEK M	3,525	2,338	1,756	1,218	1,028
Operating cash flow / Income before tax	1.75	1.42*	1.25	1.24	1.37
Net capital expenditure, SEK M	839	830	497	391	316
Depreciation and amortization, SEK M	1,907	1,721	985	667	623
Total assets, SEK M	33,261	34,669	26,029	11,241	9,219
Shareholders' equity, SEK M	12,381	11,846	10,659	5,269	2,715
Net debt, SEK M	13,989	15,534	8,560	2,998	4,237
Capital employed, SEK M	26,701	27,861	19,779	8,534	6,984
Capital employed excluding goodwill, SEK M	10,487	11,490	7,701	5,288	4,460
Equity ratio, %	38.2	35.6	43.1	49.2	29.8
Interest coverage ratio, times	3.9	3.5*	5.5	5.3	4.4
Net debt / equity ratio, times	1.13	1.31	0.8	0.57	1.56
Return on shareholders' equity, %	9.9	8.9*	13.3	16.2	19.0
Return on capital employed before goodwill amortization, %	33.3	32.9*	34.2	28.7	26.4
Return on capital employed, %	9.9	9.7*	13.7	15.6	15.2
Operational return on capital employed, %	13.4	13.3*	16.7	17.9	17.4
Earnings per share after tax and full conversion, SEK	3.53	2.98*	2.73	2.00 ***	1.76 ***
Earnings per share after tax and full conversion excluding goodwill, SEK	6.13	5.39*	3.88	2.61	2.21
Interest on convertible debenture loan after tax, SEK M	27.2	9.0	8.5	8.7	11.7
Cash earnings per share after tax and full conversion, SEK	9.08	8.07*	5.81	4.10 ***	3.75 ***
Shareholders' equity per share after full conversion, SEK	35.85	35.80	30.58	16.95 ***	9.93 ***
Number of shares, thousands	365,918	353,751	352,453	314,409	284,304
Number of shares after full conversion, thousands	370,935	361,730	356,712	324,200	295,448
Average number of employees	28,754	24,211	16,881	12,654	10,545

* Key data for 2001 excludes non-recurring items
** *Key data for 1999 and 2000 has been adjusted for changes in accounting principles*
*** Has been adjusted for new share issues with an adjustment factor 0.987

Definitions

- **Organic growth:** *Change in sales for comparable units after adjustments for acquisitions and currency rate effects.*
- **Gross margin:** Operating income before depreciation and amortization as a percentage of sales.
- **Operating margin before goodwill amortization:** Operating income before goodwill amortization as a percentage of sales.
- **Operating margin:** Operating income as a percentage of sales.
- ***Profit margin:*** *Income before tax as a percentage of sales.*
- **Operating cash flow:** See consolidated cash flow statement.
- **Net capital expenditure:** Investments in tangible fixed assets less disposals of tangible fixed assets.
- **Depreciation:** Depreciation/amortization of intangible and tangible fixed assets.
- **Net debt:** Interest-bearing liabilities less interest-bearing investments.
- **Capital employed:** Total assets less interest-bearing assets and non-interest-bearing liabilities including deferred tax liability.
- **Capital employed excluding goodwill:** Total assets less interest-bearing assets and non-interest-bearing liabilities *including deferred tax liability and goodwill.*
- **Equity ratio:** Shareholders' equity including minority interests as a percentage of total assets.
- **Interest coverage ratio:** Income before tax plus net interest divided by net interest.
- **Return on shareholders' equity:** Net income plus interest expenses after tax for convertible debenture loans as a *percentage of average shareholders' equity after full conversion.*
- ***Return on capital employed before goodwill amortization:*** Income before tax plus net interest and goodwill amortization as a percentage of average capital employed excluding goodwill.
- **Return on capital employed:** Income before tax plus net interest as a percentage of average capital employed.
- **Operational return on capital employed:** Income before tax plus net interest and goodwill amortization as a percentage of *average capital employed.*
- **Earnings per share after tax and full conversion:** Net income plus interest expenses after tax for convertible debenture loans per weighted average number of shares after full conversion.
- **Earnings per share after tax and full conversion excluding goodwill:** *Net income excluding goodwill amortization plus* interest expenses after tax for convertible debenture loans per weighted average number of shares after full conversion.
- **Cash earnings per share after tax and full conversion:** Net income plus interest expenses after tax for convertible debenture loans, plus depreciation and amortization, plus profit share from minority interest less profit share from associated compa*nies and adjustments for changes in deferred tax per weighted* average number of shares after full conversion.
- **Shareholders' equity per share after full conversion:** Shareholders' equity plus convertible debenture loans per share after full conversion.


SEK M
SEK M
28,000
24,000
20,000
16,000
12,000
8,000
4,000
0
2,100
1,800
1,500
1,200
900
600
300
0
1995 1996 1997 1998 1999 2000 2001 2002
Sales
Income before tax *


SEK M
%
30,000
24,000
18,000
12,000
6,000
0
40
32
24
16
8
0
1995 1996 1997 1998 1999 2000 2001 2002
Capital employed
Return on capital employed*
Return on capital employed before goodwill amortization*


SEK M
3,500
2,800
2,100
1,400
700
0
1995 1996 1997 1998 1999 2000 2001 2002
Income before tax*
Operating cash flow


SEK
6
5
4
3
2
1
0
1995 1996 1997 1998 1999 2000 2001 2002
Earnings per share*
Earnings per share excl. goodwill*

ASSA ABLOY AB has been listed on the Stockholm Stock Exchange since 8 November 1994. In October 1995, the share was moved to the A list. The price of the ASSA ABLOY share fell by 34.1 percent in 2002. During the same period, the Stockholm Exchange All-Share (SAX) fell by 37.4 percent. The closing price at year-end was SEK 99.50, corresponding to a market capitalization of SEK 36,409 M. Including all shares due for conversion, the market capitalization is calculated to be SEK 36,908 M. The number of shareholders at year-end was approximately 21,450. Investors outside Sweden, including Wärtsilä Corporation, account for 57 percent of the capital.

During the year a total of 355 million shares were traded, which is an average of 1,418,386 shares per trading day and represents about 101 percent of the listed shares.

Share capital

ASSA ABLOY's share capital at year-end amounted to SEK 365,918,034, distributed among 19,175,323 Series A shares and 346,742,711 Series B shares. All shares have a par value of SEK 1.00 and provide the holders with equal rights to the Company's assets and earnings. Each Series A share carries 10 votes and each Series B share one vote. During 2002 the registered share capital of the company has increased by a new share issue of 10,000,000 new Series B shares.

Convertible debentures for personnel

The ASSA ABLOY Group has issued convertible debentures to employees in the Group. About 400 employees participated in the first issue in 1995. The debenture amounted to SEK 75,004,375 and ran from 29 June 1995 to 30 June 2000.

The second debenture was issued in 1997. A total of 1,400 employees participated in this issue. This debenture amounted to SEK 250,000,000 and ran from 8 December 1997 to 2 December 2002. Conversion to Series B shares was exercised from 1 December 2000 to 15 November 2002. After conversion at a conversion price of SEK 58.70, an additional

ASSA ABLOY AB's share trend


Share price, SEK
B share
General index, AFGX
Shares traded 1000s/month (incl. off-floor trading)
200
175
150
125
100
75
50
25
4
60,000
40,000
20,000
94 / 95
96
97
98
99
00
01
02
© SIX

3,464,799 shares were created. In 2002, applications for conversion of debt instruments with a par value of SEK 127.2 M were submitted.

In 2001 a new program, INCENTIVE 2001, was launched, based on four series of convertible bonds each totaling EUR 25 M. The only difference between the series of bonds is the conversion price. The program was offered to employees in 16 countries, and 4,500 employees decided to participate. On full conversion, at a conversion price for Bond 1 of EUR 15.8, Bond 2 of EUR 19, Bond 3 of EUR 22.1 and Bond 4 of EUR 25.3, an additional 5,017,432 shares would be created. The convertible bonds can only be converted from October 2006.

Dividend and dividend policy

The Board of Directors and President propose that SEK 1.25 per share be paid as a dividend to shareholders for the 2002 financial year, corresponding to a direct return of 1.3 percent on the Series B share price of SEK 99.50 on 30 December 2002. The aim is that, in the long term, the dividend should correspond to approximately one-third of ASSA ABLOY's average earnings after standard tax (28 percent), but always taking into account ASSA ABLOY's long-term financial requirements.

Data per share [1]

SEK/share	2002	2001	2000	1999	1998	1997	1996	1995
Earnings after tax and full conversion	3.53	2.98[5]	2.73	2.00[5]	1.76	1.23	0.93	0.56
Dividend	1.25[2]	1.00	0.90	0.74	0.60	0.43	0.30	0.22
Direct yield, % [3]	1.3	0.7	0.5	0.6	0.8	0.8	1.0	1.6
Earnings after 28% standard tax	3.88	3.28[5]	2.91	2.27	1.79	1.36	0.95	0.60
Dividend, % [7]	32.2	30.5	30.9	32.6	33.5	31.6	31.6	36.7
Share price at end of period	99.50	151.00	184.50	119.50	75.65	51.24	29.28	13.24
Highest share price	159.50	186.00	206.70	140.00	92.73	52.95	28.97	15.16
Lowest share price	76.50	94.50	110.50	73.21	48.07	28.69	12.38	5.23
Shareholders' equity	35.85	35.80	30.58[6]	16.95[6]	9.93	8.64	5.40	4.37
Number of shares (1,000s) [4]	370,935	361,730	356,712	324,200	295,448	295,448	265,396	221,684

1) Adjusted for new issues. 2) Proposed dividend. 3) Dividend as percentage of the share price at the end of the period. 4) After full conversion. 5) Exclusive non-recurring items 6) Key data has been adjusted due to change in accounting principle. 7) Dividend as percentage of earnings per share after 28% standard tax.

Share capital

ASSA ABLOY's share capital at 31 December 2002 amounted to SEK 365,918,034 distributed among 19,175,323 Series A shares and 346,742,711 Series B shares. All shares have a par value of SEK 1.00 and provide the holders with equal rights to the Company's assets and earnings. Each Series A share carries ten votes and each Series B share one vote

Year	Transaction	A shares	C shares	B shares	Share capital *SEK
1989			20,000		2,000,000
1994	100:1 split			2,000,000	2,000,000
1994	Bonus issue				
1994	Non-cash issue	1,746,005	1,428,550	50,417,555	53,592,110
1996	New share issue	2,095,206	1,714,260	60,501,066	64,310,532
1996	Conversion of C shares into A shares	3,809,466		60,501,066	64,310,532
1997	New share issue	4,190,412		66,541,706	70,732,118
1998	Converted debentures	4,190,412		66,885,571	71,075,983
1999	Converted debentures before split	4,190,412		67,179,562	71,369,974
1999	Bonus issue				
1999	4:1 split	16,761,648		268,718,248	285,479,896
1999	New share issue	18,437,812		295,564,487	314,002,299
1999	Converted debentures after split and new issues	18,437,812		295,970,830	314,408,642
2000	Converted debentures	18,437,812		301,598,383	320,036,195
2000	New share issue	19,175,323		313,512,880	332,688,203
2000	Non-cash issue	19,175,323		333,277,912	352,453,235
2001	Converted debentures	19,175,323		334,576,089	353,751,412
2002	New share issue	19,175,323		344,576,089	363,751,412
2002	Converted debentures	19,175,323		346,742,711	365,918,034
	Number of shares after full conversion	19,175,323		351,760,143	370,935,466

* SEK 1 per share – balanced number of shares

Ownership structure (listed by voting rights)

Data is based on the share register at 31 December 2002

Owner	A shares	B shares	Capital %	Voting rights %
Wärtsilä Corporation	10,546,425	17,270,350	7.6%	22.8%
Säkl	7,118,818	954,200	2.2%	13.4%
Janus Capital Corp. *		26,389,980	7.2%	4.9%
Melker Schörling and companies	1,510,080	10,496,636	3.3%	4.8%
Investment AB Latour		21,793,021	6.0%	4.0%
Deutsche Bank		19,637,744	5.4%	3.6%
Fidelity Investments *		16,095,557	4.4%	3.0%
Robur unit trusts		12,726,293	3.5%	2.4%
Alecta		12,596,536	3.4%	2.3%
Nordea unit trusts		10,110,120	2.8%	1.9%
Other shareholders with more than 50,000 shares		175,934,859	48.1%	32.7%
Shareholders with 501-50,000 shares		20,240,700	5.5%	3.8%
Shareholders with up to 500 shares		2,496,715	0.7%	0.5%
Total number	**19,175,323**	**346,742,711**	**100.0%**	**100.0%**

* Based on the owner's details

Source: SIS Ägarservice AB and VPC AB

Steady growth of a fragmented market


ASSA

The ASSA ABLOY Group originated in the Nordic region in 1994, as the spin-off of Assa AB from the Swedish security company Securitas and the acquisition shortly thereafter of the Finnish lock company Abloy. Since then the Group has expanded by a combination of acquisitions and organic growth.

Growing faster than GDP

Viewed over a business cycle, the industry is steadily growing 2-3 percent a year faster than general GDP growth. This continuing expansion is due to increasing wealth in the developing world and to an increasing sense of vulnerability in the world.

The global lock market remains fragmented. In western Europe and North America, a number of companies are still family-owned, with strong and well-established relationships with their local distribution networks and leading positions in their own home markets. In other parts of the world established lock standards and strong brands are less common. However, in some markets a regional consolidation can be seen.

The major players

ASSA ABLOY is the global market leader, with annual sales approaching EUR 3 billion. The second largest is Ingersoll Rand, followed by Kaba, Black & Decker, Stanley and Dorma, with more of a regional strength. Other players have grown too, some on the international market through export sales or by establishing operations away from home.

The size of the global market

There is no established method to estimate the size of the global lock market accurately. Few countries produce well-defined statistics for the industry. The information also depends on exactly what product areas are included. At ASSA ABLOY estimates are based on the Group's own product range. Door automatics are therefore included as well as doors for the professional end-user market in the USA.

Another uncertainty is at what level in the distribution chain the sales should be measured. Today most lock sales are made through distributors, but most of the quoted figures represent lock manufacturers' sales. This means the total end-user market for products, i.e. excluding installation costs, will be 50-100 percent higher. Based on manufacturers' sales, our best estimate for the world lock market today is around EUR 25 billion. This gives the ASSA ABLOY Group a world market share of 10-12 percent.

Advanced technologies grow

In the past year, the sales of advanced security technologies and notably electronic lock cylinders have started to take off. ASSA ABLOY alone delivered more electronic cylinders in Scandinavia and Germany in 2002 than during the whole fifteen years since the product category was introduced.

Other technologies continue to spur market development. HID's new *iCLASS* card, which can incorporate biometrics for additional identification security, has aroused much interest.

Market imbalances

In the industrialized world there are still major imbalances between markets. The USA spends at least twice as much as Europe on emergency exit devices. Conversely, Scandinavia, Finland, Germany and Switzerland spend 3–4 times as much as either southern Europe or the USA on high-security locks. Similarly automatic doors have 3–4 times the penetration in Switzerland, Sweden and the Netherlands as elsewhere.

Today, there are no reasons for these differences to remain. Instead, there is a challenging business opportunity to level these imbalances through education of the market.

Security initiatives after 11 September 2001

Following 11 September 2001, long-running US initiatives to develop new security Standards and to reconsider security arrangements were significantly accelerated, especially at government institutions like the Department of Defense. Interest in high-security locks, biometry and smart cards has increased considerably and has triggered activity in the many ASSA ABLOY companies well-established in these fields.

In many European countries the new European Standards have now come into force and have started to influence national requirements and thereby also the products. This has had a major influence on the use and sales of exit devices such as panic bars, which traditionally have had a much larger penetration in the USA than in Europe.

A strategy in three steps

ASSA ABLOY is today the world-leading company in the area of locking solutions. To maintain and further develop this position, the Group is following a three-step strategy implemented by firm management principles.


Our step-by-step Group development strategy
3. Value
Customer value
- upgrading of security
- complete offering
- partner concepts
2. Leverage
Leverage Group synergies
- corporate identity
- world-leading technology
- joint R&D, platforms, components
1. Presence
Global platform
- geographic / areas of expertise
- installed base producing recurring revenue
- operational excellence

The three steps of the strategy are:

- Build a worldwide presence and successively add new areas of expertise
- Leverage synergies and thus develop Group strengths
- Expand the market through increased focus on creating value for customers

These three steps should not be viewed as discrete levels on top of each other, but as overlapping phases in a continuous process of development.

Building a presence

Acquisitions have been the basic instrument for growing the Group since its formation in 1994. Over this period, ASSA ABLOY has grown from a regional company with 4,700 employees and sales of SEK 3 billion to a global group of companies with 30,000 employees and sales of SEK 25 billion. With the acquisition of Yale in 2000, the Group reached its position as the world's leading lock group.

Initially, the acquisitions were mainly aimed at building geographical presence. Today ASSA ABLOY is well established in most major regions of the world, which include both mature and developing markets. This has given the Group access to an unparalleled installed base with massive recurrent business. It is estimated that there are more then one billion locks with the different ASSA ABLOY brand names on them. The continuous need to renew these locks creates the recurring stream of cash flow.

Going forward, acquisitions will focus on further strengthening the Group's presence in certain geographical areas and on adding expertise in new areas of technology. Regarding the areas of expertise, the expansion will be centered round the operational door environment. In other words, the main area will be the locking, opening and closing of doors and the identification and authorization of users.

Besam, the world-leading manufacturer of door automatics, is a good example of such a complementary acquisition. So is HID, which has brought leading-edge know-how about remote identification into the Group and is now showing excellent performance.

After acquisition, every new company is integrated into the Group through a well-defined process, and the ASSA ABLOY management principles are introduced. These are based on belief in a multi-domestic presence, where the skill and know-how of the local companies are matched with the resources of the global Group. Here, best practice is shared between companies, and benchmarking is employed at all levels. Every month the most important key ratios are collected, sorted from best to worst and sent back to all units. This transparency has been a great tool to encourage a dynamic improvement process amongst all units. Operational excellence is created through frequent management meetings, close cooperation and a learn-by-doing attitude.

Leveraging Group synergies

At the next level, continuous development of the interaction between the Group companies creates leverage for the entire organization.

The first requirement is to build a common corporate culture that encompasses all companies in all countries, that is shared by all employees and managers, and that is recognized and understood by customers and partners. This internal culture building is well underway with the help of ambitious educational and communications programs.

Participating in the Volvo Ocean

Race proved to be a successful tool in this process. It produced an enormous response, both internally and among partners. The Group-wide intranet launched during 2002, the internal magazine issued six times a year in twelve languages and the Internet website redesigned in 2002 played central roles in maximizing the results achieved.

The yearly management training program is another important facilitator in the creation of common values.

The unique portfolio of the Group's 80+ brands also holds great potential. In order to further develop this asset, a common brand strategy has been developed to ensure optimal coordination and is being implemented in all Group companies. Here the ASSA ABLOY brand is used as an endorsement to all the other brands.


THE MARKET GROWS
– customer satisfaction
ATTRACTIVE TO
DISTRIBUTORS
– partnerships
TRUE
EDUCATE
THE MARKET
LEADERSHIP
IDENTIFY TRUE
CUSTOMER NEEDS
– invest in R&D

The way to successful leadership in the marketplace starts with understanding what the customer really needs. By developing the market and attracting valuable partners, the market grows – and the satisfaction of the customers increases.

In order to leverage on size, coordination of Research & Development has become even more important. This is especially evident in the areas of electronics and electromechanics. Development of joint product platforms employing common components enables shared production and Group-coordinated sourcing of these components.

Increasing customer value

At the third level, the ambition is to focus on the customers and create higher customer value. This will make room for sustainable organic growth and improved operational margins, which will then allow the creation of increased shareholder value over time.

A basic insight is that today, on developed markets, a lock is changed only every twentieth year or even less often. There are also substantial differences in security levels between countries. With its installed base of locks and the brand names it has acquired, ASSA ABLOY has the foundation on which continuing growth can be built.

By offering added security, safety and convenience to the customers that constitute the installed base today, the ability to achieve growth should be substantial when the pace at which locks are changed increases and the discrepancies between countries can be evened out. But that will call for a change, not only of the customers' actions but also of their fundamental attitudes. To work towards such a change, the ASSA ABLOY Group companies will build a much closer dialog with customers of all sorts over the coming years.

Since in many countries the product portfolio is not complete, there is also still a large potential to be achieved through cross-selling of products between companies operating on different markets.

Identifying customer needs through an innovative and simplified market segmentation model will be another approach. This allows value offerings to be customized and packaged for different customer groups. The formation of ASSA ABLOY Hospitality is an example, where four different brands have been brought together to make a common offer to the international hospitality industry.

Financial objectives

The strategy described is designed to continue the achievement of a satisfactory earnings trend, with the aims of increasing return on capital and cash flow generation.

ASSA ABLOY's financial goal is to achieve a return on capital employed of more then 20 percent. The goal has been the same since the inception of the Group in 1994. With increased amounts of goodwill, this goal has become harder to reach and the figure has been diluted by the acquisitions made. The return in 2002 was 9.9 percent.

The goal will be realized through increased organic growth and margin improvements while maintaining the same absolute levels of working capital and fixed assets. Excluding the effects of any future acquisitions, the current structure of the business should be able to meet the goal in a five-year perspective.

Management for growth

Management philosophy

The management of all ASSA ABLOY Group companies is based on a common view of the lock industry: that the need for higher security will continue to grow everywhere in the world, though on different levels. So will the demand for convenient locking solutions.

By providing efficient locking solutions, ASSA ABLOY can help to make the world safer and more secure, creating more freedom in people's lives. The development of new products is carried out in close cooperation with insurance companies, police, fire officials, end-user organizations and other important decision-making bodies. Group companies engage actively in information and training initiatives that target retailers, architects and security officers as well as end-users, giving them facts about the latest products and security solutions. This creates an important pulling effect for the distributors involved as well as overall market growth.

Management structure

The ASSA ABLOY Group has a truly multi-domestic management. Since there are many differences between locks in different countries, ASSA ABLOY's success is based on the close relationships individual Group companies enjoy with their customers at regional and local level. Their understanding of local needs, business arrangements and distribution requirements, and their responsiveness to these, remain paramount to success in the lock industry. For this reason the Group continues to run a decentralized organization giving full business responsibility to Country Managers.

Major Country Managers are members of Group Management, which meets regularly. Group Vice Presidents have regional responsibility for a number of countries and ensure that Group methods are applied consistently.

ASSA ABLOY Hospitality, the Identification Technology Group, and Besam, supplying automatic doors, are organized separately from the Group's national lock companies in order to respond more effectively to the opportunities of these specialized international markets.

To help develop and maintain a consistent management practicet hrough the entire Group, a set of basic management models is used. In management meetings at all levels, in the annually ongoing management training programs and in many other forums, these models are used to explain and implement the operations of the Group.



Andrea Guanci, recently appointed Marketing Manager of Yale Security Group, Italy after working in the Customer Service Department since 1999, attended the ASSA ABLOY South Europe Management Training Program in 2002. "I'm proud to say I learned a lot," he reports. "We visited other Group companies, learned about their products, processes and distribution channels, and discussed everything with colleagues from throughout the Region. I came away appreciating the benefits of benchmarking – always seeking the best without judging others – and the opportunities open to every single company through cross-selling and cross-buying products. And now I have friends, not just colleagues, all over South Europe."


OUR CORNERSTONES
VISION
• The true leading lock company
• Leading in size and thought
REALISM
• Know your numbers
• Seek the truth
• Don't be afraid of details
• Profit drives growth
ETHICS
• Believe in the individual
• Lead by example
• Confidence in competence
PEOPLE MAKE THE DIFFERENCE
COURAGE
• Lead change

At ASSA ABLOY, we believe that people make the difference. Our management philosophy is based on trust, positive thinking and respect for local conditions and values.

Different needs require different solutions

Interest in better locking solutions is gradually increasing, not only in developed markets but also in the new, emerging markets. How this is happening, and what the driving forces are, varies greatly, but the underlying trend towards higher security is evident everywhere.

The needs of different application areas also vary greatly. Airports have totally different needs from private apartments; shopping malls from schools; factories from hospitals or hotels. These are just some of the markets that the ASSA ABLOY Group companies have to satisfy.

With their global presence and unparalleled installed base, the Group companies have had unique opportunities over the years to meet these needs, and have come to understand their customers well. Nevertheless, large efforts are currently being directed to focusing even more precisely on the needs of the different customer groups.

Customers need more than good security

Every type of application has its own balance between the three demands of security, convenience and safety.

Increasing the level of security can easily lead to loss of convenience. When one more lock is added to a door, convenience tends to be reduced. The challenge for the lock industry is to meet the demand for higher security without losing focus on the user. Inconvenient security solutions may actually worsen security.

Safety requirements also often conflict with higher security. People inside a building must be able to get out quickly in case of emergency. An unlocked door is clearly not secure, but a securely locked door may well be unsafe. Balancing security with safety as well as convenience is a second important challenge for the lock industry. Intelligent electronic solutions are often necessary.


73 238

On 19 May 2002 the HDB HUB – the Singapore Housing & Development Board's 40-storey twin-tower building – was formally opened. On the ground floor is an integrated bus and rail station where 19 bus lines and two rapid-transit rail lines carrying almost 60,000 travelers a day converge. In the terminal, Besam has installed 60 sliding doors with the GGS-I door package, and four swing doors.

When a bus parks at one of the 38 bus platforms, a signal is sent to the doors of that platform, which open to let the passengers come and go. When the bus drives off, the doors are automatically closed and locked. The installation will be the pattern for future integrated transport solutions in Singapore.

Airport security

Airports have complex security needs, ranging from fairly simple locking to advanced high-security solutions. This need is in focus more than ever after 11 September 2001. Most airports have shops, restaurants, cafés, offices, secured luggage areas, sometimes hotels. The site is divided into multiple security zones. There are often thousands of staff with different access authority, but also public areas with access for everyone.

With so many people in one place, one of the most important considerations is safety in the event that a terminal building or the whole airport needs to be evacuated.

In an airport, all the products ever produced by the lock industry – mechanical locks, electrical locks, and the most advanced access-control systems – can be found. So can thousands of people carrying different keys, codes, and access cards forming part of contactless identification systems. In these complex applications, the solutions often call for joint efforts from different sorts of providers. ASSA ABLOY has a unique ability to source the best products from within the Group.

Industry, commerce and the public sector

Every type of organization has areas that require high standards of protection, and different needs for access control or fast evacuation.

Factories: For a manufacturing company, protecting its production processes and customer relationships are central issues. Prevention is much more important than insurance. Locks must meet approved Standards and be secure enough to protect the business. Access control to regulate entrance, and safety precautions to allow escape, are elements of a modern industrial security solution.

Offices: An office handles a variety of sensitive information, and flaws in security may cost more than the whole security system many times over. Approved locking and controlled access are essential. Rapid escape in cases of emergency is an equally important consideration. A growing trend is to handle physical security and information security from a common perspective.

Government organizations: Many public institutions and organizations hold a lot of restricted information but also have high numbers of visitors. Physical access, and access to information, must be granted to authorized people while safeguarding the integrity of all the stored information.

Colleges and universities: These are complex communities with open as well as closed areas and heavy pedestrian traffic around the site. Who is allowed where? Everyone, and most of all the students, must be properly protected. The conditions – and the solutions – are quite similar to those in hotels.



Israel Electric Corporation has 500,000 Mul-T-Lock cylinders and locks installed at its sites around Israel. "Mul-T-Lock is the first choice for all our security needs as they offer flexibility and fast, tailor-made security solutions," says Asher Cohen, VP Purchasing.

"The locks meet strict safety standards, which are crucial since most products are installed on electric cabinets and high-voltage equipment, which can be very dangerous unless properly protected."

Hospitals are another application area with a challenging blend of high-security areas and areas open to the public. Powerful medicines, personal belongings, sensitive equipment, medical records, and – not least – the safety of patients must all be considered. In homes for the elderly, where many of the residents may have restricted mobility, automatic doors can solve many problems.

Shops must seem welcoming, but shoplifting and pilfering by staff are major problems. The balance of security, safety and access control to protect staff and customers while controlling the flow of goods must be carefully considered.

Utilities providing water, gas, telephone and other services have thousands of sites, with many legitimate visitors from different organizations. There are often too many keys in circulation, making key control almost impossible. But protection is essential to avoid accidental injury or damage or intentional sabotage. Modern electronic key solutions and access control are the tools needed for control and security.

Residential market

The residential lock market is a passive market in most countries. Locks are chosen, delivered and installed as part of a building. Where there is a local security Standard, builders usually try to comply with the Standard at minimal cost. The lock user – the householder – is never asked about security and probably never thinks about it until an intrusion occurs.

Traditional distribution channels show little interest in changing this system, but some lock manufacturers are succeeding in raising consumer interest by moving closer to the end-user. Householders' perceived needs for increased security, and their greater interest in convenience and design, present the industry with new opportunities.

Market research

Over the years, little market research has been done in the lock industry. There has been some dialog with distributors, but few efforts directed at customers. ASSA ABLOY has been increasing its activities in this area, starting with the development of the CLIQ technology a few years ago. Professional end-users in many countries, mainly in Europe, were asked what their main problems were, especially with lock cylinders and masterkey systems. The resulting CLIQ products have been well received in the market.

To further understand the residential market, focus-group studies were carried out during 2001 and 2002 among consumers in a number of countries. A major Problem Detection Study was also carried out to quantify customer preferences for future product and market development. Interest in locks proved greater than expected, showing that a huge potential exists.

Global customers

Customers with similar businesses throughout the world offer a new challenge to the lock industry.

At present the hospitality market is the only true, established global lock market. The main benefit of electronic locks for the hotels is to get full key control, avoiding risks from lost or copied keys. The latest ranges of electronic hotel locks make it possible to give each new guest an individual key code. They can also provide an audit trail of authorized entries into hotel rooms by, for example, cleaning, maintenance and supervisory staff.



An armored door with a high-security lock from Fichet secures the home of Claude Steinmetz in Antony, France.
"It is important that I can leave my home with no fear of break-in. I prefer physical protection to an electronic solution that would only tell me when a burglar is already in the flat. Physical protection actually prevents break-ins and brings me peace of mind."

Methods of access control generally are becoming increasingly international, but outside the hospitality segment the market is still very dependent on local mechanical Standards and practice.

However, other businesses are moving towards a global market. They include chains of shops with a worldwide organization and telecom companies with thousands of sites. The development is driven by at least two factors. International companies demand consistent security solutions throughout their organizations, and even more companies recognize the growing importance of security in their businesses.

The opportunities and advantages are obvious for the ASSA ABLOY Group, which can offer similar or equivalent solutions anywhere in the world based on common technical platforms. An important observation in this context is that security needs, and hence the best security solutions, differ far more widely between market segments than they do between countries. This provides the opportunity for transfer of concepts and technologies between countries. The ability to provide a complete package within a security concept is therefore an increasingly valuable asset for ASSA ABLOY. It also provides an important platform for future concepts, technologies and product developments.

"Security means peace of mind"

Throughout the world, demands for new levels of security and safety are emerging. In residential areas, population densities go on rising. Cities continue to grow as new housing estates are built. As people acquire more valuable possessions, they install more and better locks for peace of mind concerning both the security of their belongings and their own safety.

In commerce and industry too, companies find that they have more to protect: both valuable equipment and, increasingly, critical commercial and technical information. The security of these assets is becoming increasingly vital. At the same time, staff and legitimate visitors must be able to gain access to commercial and industrial premises with ease and be able to leave fast and safely in case of emergency.

These trends are seen alike in developed countries, in eastern Europe and in the emerging markets of Asia, Africa and Latin America. The time can be foreseen when all the world's six billion inhabitants will be daily users of several locks – at home, at work and elsewhere.

The growing need for increased security gives ASSA ABLOY many opportunities to discuss security and different kinds of locking solutions or upgrades with all kinds of customers.

Fastest growth in emerging markets

The Group is currently seeing the fastest growth in Asia, South Africa, South America and eastern Europe. Historically these areas have been small markets for locks, served mainly by local manufacturers supplying traditional designs. For the occasional higher-security applications, imports have often been preferred.


0800 25 25 00

"Security means peace of mind – making my home safe and secure for my young family," says Joanne Knight of Auckland, New Zealand. Exceed Window Maintenance – a subsidiary of Interlock – specializes in fitting window and door security products. "Exceed gave me expert recommendations, a professional installation service and quality products," Joanne says.

"And this without compromising the esthetics or ventilation needs of my home. The front door and low-level windows were particularly vulnerable. Everything was installed in one morning and there was still time to explain its operation and make sure I felt comfortable with the security level my family now has."

Now high-rise buildings are growing in number, often designed by foreign architects from Europe and the USA who specify locks according to western Standards. This presents an opportunity to ASSA ABLOY, whose portfolio contains all such lock options. An alternative approach lies in transferring the necessary know-how to local companies who in turn supply the local needs. Both lines are currently followed by ASSA ABLOY.

Equalizing technology levels

The relative use of security and safety equipment still varies greatly between countries. For example, the USA spends at least twice as much as Europe on safety, while for security equipment the opposite is true. On the hypothesis that the use of both could be equally high in Europe and the USA, even a rough estimate shows that the value of the total market would at least double.

The ASSA ABLOY Group thus has a major business opportunity in equalizing these imbalances in the use of security and safety equipment. Being active on all major markets, the Group has the required technologies available and can always find suitable solutions to develop the markets and meet customers' needs.

The Group already devotes great efforts to developing cross-selling between its companies. The value of such sales is increasing year by year. Companies round the world are also collaborating on Research & Development, which reduces their individual costs and enables the next generation of products to be based on global technologies, with local adaptations as necessary.

Stimulating residential interest

A recent market study in the UK, Germany, France and Sweden showed that 18 percent of householders want to buy a new lock. But, each year, only 3 percent actually do. More than 50 percent of house purchasers would choose an electric front-door lock if given the option.
Despite the wide availability of greatly improved locks with better functions, people's perception is that there are



Gothenburg's Liseberg amusement park is the largest in Scandinavia. When Security Manager Åke Larsson first saw Assa's Twin IQ lock cylinders he was struck by the functions that the CLIQ technology offered: its flexibility in allowing cylinders to be moved between doors without wiring connections, its ability to block lost keys, and its logging of everyone who passes. In a first phase, the locks have been installed in areas concerned with cash-handling, perimeter security and IT. "It's far easier now that we need just one key for all doors instead of carrying a great bunch around," says Shadia Akef of the cashier's department.

few new types of residential locks available. Especially when they compare them with the locking solutions they meet in modern cars and hotels.

ASSA ABLOY therefore has great potential on the residential market. And while most needs will continue to be routed through traditional lock companies and distribution channels, some enterprising Group companies have been highly successful with new ventures.

In New Zealand, for example, Exceed Window Maintenance, a subsidiary of Interlock, focuses specifically on locking solutions for windows and doors through a franchising network.

In France and five neighboring countries, Fichet has set up a chain of nearly 400 franchised 'Point Fort Fichet' stores selling customized security doors, with locks, for apartments.

In the USA, Emtek has grown its business in just a few years from next-to-nothing to sales of USD 50 M a year by offering an extensive range of individual, stylish, high-quality door handles, escutcheons and locks in a country known for its low-cost door furniture.

Even the padlock, traditionally sold purely on price, size and appearance, has been transformed by Lockwood in Australia. The company devised a rating system covering strength, corrosion resistance and intended application which has dramatically boosted sales. This is also being adopted in the UK, Poland and Hungary.

Electromechanics and electronics

Where new technologies are offered they make impressive progress. In Germany, for example, most doors, even for private homes, are either equipped with or prepared for an electric strike. This gives buyers the option of adding remote opening, a door phone or video monitoring.

The use of electromechanical locks continues to increase. ASSA ABLOY has leading positions in magnetic locks (through Securitron), motor and solenoid locks (Abloy, Assa, Lockwood) and electric strikes (effeff, HES, Trimec).

Electronic cylinders too are here to stay. They are simpler to install and much cheaper to buy and own than full access-control systems; thus more doors can be given an enhanced performance. They are easy to combine with mechanical cylinders, and by providing additional functionality such as fast programming of new or replacement keys and an audit trail, can create sophisticated security systems. ASSA ABLOY's CLIQ concept has been well-received and will be progressively launched in several markets.

The growth of access control

In 2002 ASSA ABLOY alone produced around 700,000 access-control readers for use with electric locks.

Modern access-control systems provide a cost-effective method of controlling the flow of people through perimeter doors and important interior doors. The objectives are to allow authorized entry, to prevent unauthorized entry and to safeguard the company's property. Staff normally identify and admit themselves with ID cards read by automatic readers at the doors.

At the same time, many doors normally kept securely locked must open readily in case of emergency so that people can escape fast. Electrically controlled panic exit devices can be set to operate in different modes at different times of day.

Future technologies

Means of identification for access control are rapidly becoming more sophisticated. Conventional 'contact' cards suitable for cash machines or retail purchases are not reliable when used many times daily for access. Contactless cards using radio-frequency proximity technology are therefore now widely used. They are also being further developed into smart cards, which can carry vastly more data and can receive, record and transmit information. One example is HID's new *iCLASS* cards and readers, which are proving popular and could become a future standard.

Biometry can add a further level of security to a smart card by ensuring the authenticity of the cardholder. The card carries digitized details of the holder's fingerprint, say, and both card and finger must be checked by readers, recognized and matched before access is granted. Such technologies will soon break through since cost is falling and reliability is rising.

Concern for the environment pays off

Lock manufacturing and marketing is not the most hazardous business from an environmental point of view. Nonetheless environmental issues are becoming increasingly important, and there remains significant room for improvement.

Some years ago the ASSA ABLOY Group Management instituted an environmental strategy based on the ISO 14001 Standard. The Group companies devote considerable effort to identifying and realizing environmental improvements, and the majority already work in accordance with the strategy.

The Nordic companies, led by Abloy and Assa, are some of the most advanced. Both are among the increasing number of companies with an ISO 14001 certificate. Their efforts to protect the environment include dealing with most of the possible hazards or environmental loads from the workshop, for example by energy conservation and waste water treatment. Initiatives also cover packaging, delivery, recycling of used products, and supporting the distributors in their environmental efforts.

Driven by ethics – and self-interest

Ethics, one of the four cornerstones of ASSA ABLOY's management philosophy, is also one of the most important drivers of the Group's environmental work.

There are several other drivers, including economy and customers' expectations. Over the years ASSA ABLOY has found that environmental work often has a direct positive impact on the bottom line. Avoiding waste and recycling materials often results in lower costs, additional income and/or increased efficiency. In general the companies' own ambitions are considerably higher than the legal requirements.

Identifying opportunities

The basis for all the Group's environmental work is measurement – of energy used, losses of materials and chemicals, water usage, and waste water disposed of. Tracking these parameters enables major opportunities for improvement to be identified, and annual programs and budgets to be set up to accomplish the improvements. Many ASSA ABLOY factories have already done this for some years, but some of the new companies in the Group have just started.

Room for improvement

What can be done to further improve environmental compliance in an already relatively clean industry like the lock industry?

Water is used for cleaning and cooling in many manufacturing processes. Contaminated water can be purified and recycled, saving both costs and load on the environment. Similarly, the various coolants used in the metalworking machines can be cleaned and recycled with modern technology. Energy is used to heat plants, and also for the machines and processes. Many savings can be found, for example by using heat-exchangers to conserve thermal energy.

In metalworking also, a lot of scrap metal is created during stamping or milling. This waste has a scrap value and can be collected and returned for melting into useful material again. Surface treatments for lock products involve various metal coatings as well as colors with water or other base. There is a consistent movement towards more water-based or powder colors, using less-hazardous chemicals. These processes are also more material-efficient and hence more cost-effective.

Choice of packaging materials is another way to make an environmental contribution, by choosing recyclable or even already recycled material for the packaging. The limit here is illustrated by Abloy in Finland, who already reclaim and recycle the whole product when used.

The lock factory of Group company Guli Security Products in China is considered to be one of the leaders in environmental protection in the country's metal industry, and its policy includes extensive measurement of environmental factors and regular reviews. It also includes taking good care of the health and safety of the employees.

Environmental concern can also be exercised during the development and design of new products, not only by choosing appropriate manufacturing methods and distribution processes, but also in the choice of materials, coatings and finishes.



Can the waste water from a lock factory be converted back to pure water? Lockwood Security Products in Australia has proved that it can. In August 2002 Lockwood opened its waste water treatment plant in Oakleigh. Here waste streams from the electroplating rinse tanks are treated, heavy metals recovered and the water purified for recycling to the electroplating process. The plant was the first step in the Facility Optimization Audit, a cooperative venture between Lockwood and Honeywell.

Worldwide integration through communication – and sailing

How to achieve three to four years' integration work in just nine months

The acquisition of Yale in 2000 made ASSA ABLOY clearly the World's Leading Lock Group. But it also brought 30 new companies and 12,000 employees into the Group. There was an urgent need to integrate these quickly and successfully – to build a com-mon corporate culture that would help all the Group's managers, employees, customers and distibutors to understand the ASSA ABLOY corporate strategy and values.

The task was primarily one of communication, internally and externally. A series of projects was initiated to accomplish it:

- A common branding strategy for the Group's 80+ brands was developed and is being implemented.
- The Volvo Ocean Race was used to build team spirit and communicate core values.
- An internal attitude survey confirmed the initial need and monitored progress.

Common branding strategy

The Group branding strategy is based on the belief that each brand is unique. The ASSA ABLOY brand is then used as an endorsement brand, supporting the individual brand with a sense of the Group's global strength and resources.

A Brand Platform for the ASSA ABLOY brand was developed in 2001, describing the brand's vision, mission and values and creating a Corporate Tagline 'The World's Leading Lock Group'. This was further developed into a market communication concept with the slogan 'Unlock Your Life', based on the idea that locking solutions from ASSA ABLOY can not only make the world more secure and safe, but also create greater freedom in people's lives.

With close to a hundred brands within the Group, the need to organize the brand portfolio is obvious. The second Brand Platform was for Yale, a major international brand marketed by many Group companies. Subsequently, in a Group-wide project, 85 companies have developed their own Brand Platforms according to the common model. This means that virtually all the Group's brands now have their personality and their market positioning defined in clear documents that will guide all market communication.

A powerful integration vehicle

The Volvo Ocean Race proved to be a very powerful vehicle for the integration process. It has helped not only to develop a common corporate culture but to strengthen customer relations and implement the new brand strategy. The Race had an almost perfect geographic match with the ASSA ABLOY organization, with stopovers in all major markets. These were used to educate the market, for events with employees, customers and retailers, and for Regional management meetings.

But, even more, the Race itself was used to enhance internal communication and build pride in the Group. It helped to give all employees information about the worldwide ASSA ABLOY Group, a sense of its size and scope, and answers that they could pass on to customers and members of the public.

Initially developed for the Race, the internal Corporate Communication function is now in full operation. Cornerstones are the new intranet called keyPoint, the internal magazine ASSA ABLOY NEWS (now to appear more frequently and in regional editions), the redesigned website www.assaabloy.com, and a corporate network of Communication Managers representing all regions and business areas.

Success at many levels

From a sporting perspective, the Race was very successful. The team had a tough start, but through continuous improvements, good team spirit and hard work ASSA ABLOY finished a very honorable second after 32,250 nautical miles. Its success has set a good example to all 30,000 employees to work hard, never give up, be good team players, and continually strive to do better.

From a business perspective, the outcome was possibly even better. The Race gave ASSA ABLOY cost-effective media coverage valued in a neutral survey to over USD 60 M. This included 15,200 press-clippings and 996 hours of television airtime, not to mention 3 million Internet visitors. But, more importantly, the project achieved its ambitions of building internal awareness and pride. An internal survey covering 63 companies, 4,000 employees, 17 languages and 1,000 managers showed this very clearly.


GÖTEBORG WE LOVE YOU
The World's Leading Lock
ASSA ABLOY

Anna Bernsten, Vice President, of ASSA ABLOY, was responsible for the Volvo Ocean Race project. For her way of shaping, leading and driving the project, The Swedish Project Academy named her as its 2002 Project Leader of the Year.

She estimates that the project has successfully accomplished the mammoth task of achieving three to four years' integration work in only nine months. "It is fascinating to see the energy and inspiration that can be created across international and cultural boundaries by a project like this," she says.

Results from the employee survey:

- 97 percent of the Group's employees followed the progress of the Race.
- 88 percent believe that the project has strengthened affinity within the Group.
- More than 14,000 employees increased their knowledge of ASSA ABLOY's values and ways of working.
- More than 18,000 employees now feel more proud of belonging to the ASSA ABLOY Group.

Success centered in residential and project specification sectors

For ASSA ABLOY's Scandinavian regional organization the majority of companies have achieved excellent development, and the past year has been strong in Norway and Sweden. Product launches, notably of the CLIQ electronic lock cylinder technology, have turned out well. Earnings in Denmark have been rather weaker than in the other countries even though its core products, headed by locks and lock cylinders, have shown good development on the home market. DIY sales all over Scandinavia have increased.

"During the 1990s it was commercial construction that showed an upswing. Now we are seeing a change and it is the residential market that is giving us some of the most exciting opportunities," says Hans Johansson, Group Vice President responsible for Scandinavia. "Much of the region's housing stock is in great need of renovation, and there is also a significant housing shortage in many areas. We have high hopes in particular of the major conurbations and some of the smaller university cities.



"Safety and security are prime concerns for our tenants," says Roland Håkansson, Administration Manager of Växjöhem, which manages the Hästhagen apartment block.

"In many ways 2002 has been a year of development. We have identified many future opportunities for improving our offer to customers. One of our main targets for the year was to get closer to both customers and distributors. Cooperation with security centers throughout Scandinavia will continue as the basis of our efforts to develop the market."

Scandinavia:

Consolidated sales by companies in the Scandinavian organization in 2002 amounted to SEK 1,970 M (1,914), representing organic growth of 3 percent.

Trends

SEK M	2002	2001	2000	1999	1998
Sales	1,970	1,914	1,889	1,777	1,701
Average no. of employees	1,556	1,731	1,726	1,651	1,657

Sales by product group


Security doors and fittings, 14%
Industrial locks, 4%
Electromechanical locks and electronic locks, 14%
Mechanical locks, lock systems and accessories, 68%

A source of inspiration

"For us the year's most memorable event was the Volvo Ocean Race," Hans Johansson goes on. "The Race was a source of inspiration for many people in the Group, and the stopover in Gothenburg was one of the most successful of all. Over 600,000 people came to it, and nearly 2,500 customers visited the ASSA ABLOY tent, where the Scandinavian companies took the opportunity to display their products. We also organized a number of projects taking the Race as their theme with the aim of bringing us a step closer to the customer."

The Gothenburg stopover also provided an ideal venue for the process of formulating the ideas and projects that will form the framework of ASSA ABLOY's development plans for Scandinavia over the next few years.

Broader solutions

"To achieve the goals we have set, we



Residents of the Hästhagen apartment block in Växjö, southern Sweden, now have better security. Doors of the 232 apartments have been fitted with the strong new Assa Evolution lock-case and the Assa C 10 dual-function lock. This lets each tenant decide when service personnel can have access, without having to hand over their own key. Instead, the tenant leaves the lock in a special service position when removing the key, and the janitor uses a different service key to get in.

must focus on broader solutions involving greater variety and greater flexibility," Hans Johansson believes. "We have already come some way towards simplifying and clarifying our structures. We can also gain a lot of benefit from exploiting Group strength to the full and from working with companies outside the Group, utilizing our local customer relationships with Swedish construction companies. One of the first fruits of this approach was the successful turnkey tender for one of Europe's largest hospital building projects, currently underway in Malta, which was presented as a joint Scandinavian Package for Export.

An increasingly important part of ASSA ABLOY's business in Scandinavia is to sell support services, especially project specification, to traditional lock businesses. Other support services include consultancy, the organization and supervision of installation, and quality control.

"Scandinavia is a small market, and we constantly need to seek new ways of creating business," Hans Johansson says. "We see great opportunities in a more advisory role."

In Norway ASSA ABLOY's companies, led by TrioVing, now perform about 75 percent of all project specification work. The largest project so far, completed in late 2002, is the new headquarters offices of the telecommunications company Telenor at Fornebu near Oslo, which has 7,500 individual workplaces and a total floor area of 137,000 square meters.

"Project specification is a good way of making sure that architects prefer our products," Hans Johansson explains. "By becoming involved early in the planning phase we can influence their choice of lock solutions. We start with the building plans and consider what locks and fittings are necessary to meet the required level of security for different rooms and areas. We take account of the requirements laid down by, for example, insurance companies and fire authorities. We also pay great attention to visual design. Most significantly of all, we can provide a continuous development towards a higher level of security and safety by always giving customers a high-security option."

Technology and design

The Group's CLIQ technology, which adds advanced electronic features to high-security mechanical lock cylinders, was launched in Sweden and Norway in 2001.

"The market has given CLIQ an outstandingly positive reception," says Hans Johansson. "Demand has exceeded our planned capacity throughout the year."

"The ease with which CLIQ can be added to existing systems, and the ease with which lost keys can be blocked and new users given secure access, are the crucial features," Hans Johansson says. "CLIQ has also initiated a new era in the way that we engage with the market and serve and collaborate with our security partners.

"Scandinavian design is world-famous, and we pay as much attention to our products' appearance as their functional performance. Thus we consulted the designer Pelle Wester when designing Assa's new Epok range of door handles and FIX's new Vinga window handles.

"Together with our sister companies throughout Europe, we are playing an active part in the development of the new European (CEN) lock Standard. Remembering the state of the housing stock we also have ongoing programs of education for end-users as well as distributors. We sponsor Neighborhood Watch schemes and arrange educational activities for housing associations in conjunction with local police."

Growth in exports continues to offset flat sales at home

Once again Finland's leading lock company has managed to grow its business in key markets in North America, western Europe, Russia, the Far East and Australia, which compensated for continued flat sales at home. Substantial investments in more efficient production techniques over the past three years also began to have a positive impact on income in 2002.

It is ironic that one of the world's leading developers of advanced electromechanical locking technology is based in a country which still takes pride in not always having to lock its doors. Abloy's headquarters are deep in the forests of eastern Finland where security seems unnecessary.

Expanded Business Unit structure

The company has a long history. The industrial manufacture of ABLOY disk cylinders began in 1918, based on a technology which is still one of the company's major products, while the subsidiary Björkboda Lås, which manufactures ABLOY lock cases, celebrated its 270th anniversary in 2002. Today, the ABLOY trademark and high-security products are well known throughout the world. Matti Virtaala, Group Vice President responsible for Finland, believes that the company's success is due largely to its aggressive product development and its clear division into Business Units.

Finland:
Sales by companies in the Finnish organization in 2002 amounted to SEK 1,150 M (1,165), representing organic growth of 1 percent.

Trends

SEK M	2002	2001	2000	1999	1998
Sales	1,150	1,165	1,060	898	811
Average no. of employees	1,152	1,150	1,123	1,020	970

Sales by product group


Security doors and fittings, 16%
Industrial locks, 8%
Electromechanical locks and electronic locks, 16%
Mechanical locks, lock systems and accessories, 60%

"During the year a new Business Unit, Door Automatics, was established, and towards the end of 2002 the Besam operations in Finland were absorbed into it. This means that we now have seven separate organizations, in effect subsidiary companies, for Abloy's seven product segments. Within each Unit, the ongoing development of new products is an integral part of our corporate culture."

This diversified structure has proved successful – and vital – because ABLOY products are technically advanced. Understanding one's own products is essential for understanding the business. The different Business Units, which now comprise Industrial Locks, Construction Locks, Electromechanical Locks, Door Automatics, Door Closers, Lock Cases and Architectural Hardware, also require different commercial focuses.

"Typical customers for Industrial Locks are large manufacturers, e.g. in the telecom business, who buy large quantities on a regular basis under long-term agreements," Matti Virtaala explains. "On the other hand, typical customers for Construction Locks are locksmiths – usually family-owned businesses with few employees where daily personal contact is required."

While sales in Finland continued flat in 2002, there are signs that the domestic market is beginning to gather strength and should return to growth in 2003. In the meantime, Abloy has continued its campaign, started in 2001, to replace out-of-date locks in residential buildings and offices in Finland by offering customers new, more secure mechanical locking solutions. This ambitious retrofit initiative has been successful in replacing falling sales volumes resulting from the con-


HOTEL SANTA CLAUS

tinued slump in new construction.

In 2003 the launch of the Group's unique CLIQ electromechanical lock technology is expected to boost sales in Finland.

Exports remain important

"Export is essential for Finnish companies wanting to be profitable," Matti Virtaala goes on. "There are only five million people in Finland, and even though ABLOY was recently voted the most valued trademark in Finland – ahead of Nokia! – nearly 50 percent of Abloy's sales are generated through exports, making Abloy one of the most profitable companies in the Group."

In 2002 export sales continued to grow in many parts of the world. In the United States and Canada, which form Abloy's biggest export market, sales of door closers, cylinders, industrial locks and padlocks grew strongly. Abloy also had excellent growth in Russia, the Netherlands, the Far East and, most notably, Australia. Sales in eastern Europe were slow in 2002 and are likely to remain so through 2003.

When Hotel Santa Claus in Rovaniemi, Finland opened its doors to the public in December 2001, it was with a high-level security solution from Abloy and VingCard flexible enough to meet the needs of their very varied groups of customers: private, business and governmental.

"The customer shouldn't need to think about security," says the Hotel Manager, Jari Simola. "A good security solution frees you from worry. In fact when it's working well, you shouldn't even notice it."

The new ABLOY PROTEC rotating-disk cylinder lock, which was launched in selected export markets from late 2001 onwards, has been particularly successful in Australia, with significant orders from universities, museums, power and water utilities, jails, councils and hospitals. Intended primarily for the commercial and institutional markets, the cylinder has nearly two billion different key combinations per keyway, making it possible to create extensive master-key systems covering thousands of doors and thousands of keyholders. The patented design is virtually pick-proof and meets stringent international standards for high security. Increased production capacity will allow further launches during 2003, and the ABLOY PROTEC promises to be a big seller both at home and abroad.

Group synergies

In general, Abloy has benefited greatly from being a part of the ASSA ABLOY Group. The company is a net supplier to the Group overall, and new cross-selling initiatives are constantly being developed across the whole product range and especially in the areas of electromechanical and advanced mechanical lock technology.

Abloy is the third-largest manufacturer of door-closer products in Europe, and some 70 percent of its output is now purchased by sister companies in the Group. Two significant new products launched during the year are the DC250 cam-action door closer – which is light to open but can apply a high closing force – and the FD450-454 fire-door closing system, a slimline design which is easy to install and to integrate with fire alarm systems and external smoke detectors.

Promising opportunities despite weak market

One year after Group companies from Germany, the Netherlands, Switzerland and Austria formed a new Central European organization, prospects for organic growth and expansion by acquisition look promising despite the general slump in economic growth. Eero Leskinen, Group Vice President responsible for Central Europe, explains how he's streamlining his operations to compete more effectively in this challenging hardware arena.

"The current market situation in central Europe, characterized by slower than expected growth in most sectors, particularly new construction, favors those companies who have streamlined their organizations to reduce costs while maintaining an aggressive sales and marketing posture. We have succeeded in doing both. Costs are still in process of being reduced by as much as EUR 10 M by relocating our lock manufacturing to lower-cost countries, by integrating component production for some of our main product lines in the region, and by slimming our work force by some 15 percent. Thanks to these and other measures we are well positioned to meet current market conditions. We see 2003 as a transitional year characterized by stable sales leading to stronger growth in 2004."

On the sales and marketing fronts, a number of important initiatives have been taken to ensure stable growth and better profitability in the challenging economic climate. Eero Leskinen says: "Generally speaking we are moving closer to the customer on a variety of levels. We have created integrated product packages that are specifically tailored to meet the security and safety requirements of our main customer categories. We have created dedicated sales teams for the commercial, residential, OEM and door industry market segments to ensure better service and support leading to higher customer satisfaction. We have developed a new distribution concept making better and more effective use of our various locksmith and dealer partnerships. And we have also committed more resources to R&D to bring new products to the market faster."

The more market-oriented organization and a widening product range generated through more aggressive product development initiatives offer good potential for future growth. It is also felt that there are a number of opportunities for expansion through strategic acquisitions on all markets in the region. The industry's high degree of fragmentation, with many small to medium-sized family-owned lock companies operating in the region, generates many possibilities for future restructuring and harmonization. ASSA ABLOY has the size, scope and financial strength to make the most of this market situation.

Central Europe:
Sales by companies in the Central Europe organization in 2002 amounted to SEK 1,600 M (1,432). Organic growth for comparable units was -1 percent.

Trends

SEK M	2002	2001	2000	1999	1998
Sales	1,600	1,432	1,027	575	543
Average no. of employees	1,692	1,398	1,170	751	747

Sales by product group


Mechanical locks, lock systems and accessories, 56%
Security doors and fittings, 2%
Industrial locks, 5%
Electromechanical locks and electronic locks, 37%


VERSO
IKON

Harald Briks, responsible for locking at the Technische Universität in Berlin, searched for a system that could provide a high level of mechanical security while coping flexibly with lost keys and organizational changes. He found the ideal solution in the VERSO CLIQ lock cylinder from IKON, which combines electronic coding with mechanical security.

"The problem of walk-about keys is solved since it's easy to log the key out of the system instead of changing the lock. This gives the system a far longer life expectancy than traditional systems."

Higher security demands

Germany, the Netherlands, Switzerland and Austria all continue to show an increased interest in greater security. This is true for both the commercial and residential segments. This demand for higher security is likely to continue and to grow for the foreseeable future. The system product lines, which include exit door and masterkey systems and electromechanical cylinders, are well placed to meet this demand. These greater security concerns will translate into higher sales value per door due to the rise in demand for electromechanical solutions which offer higher security, greater flexibility, and more convenience and peace of mind for customers. This applies to the residential market as well as the upper end of the commercial market. All the ASSA ABLOY companies in the region continue to work closely with police and fire authorities, insurance companies and their various partners throughout the area to agree on and improve specifications which meet changing customer requirements for increased safety and security.

Size matters

Eero Leskinen says the many benefits of being a part of the ASSA ABLOY Group are becoming increasingly apparent. "A growing number of cross-selling opportunities will help to increase our sales within the region and on export markets like the UK. Cross-buying has helped to broaden our product range to include multipoint locks and panic doors, to name two. We have also exploited the advantages of synergy more effectively by integrating production of components for IKON and KESO and consolidated our branding strategy for the region as a whole."

Market developments

In Germany, new construction continues to be weak. The retrofit market, however, is stable and the situation is expected to continue through 2003. Overall market volumes have not increased and are expected to stagnate until the second half of 2004. Deliveries of electromechanical CLIQ cylinders began in the fall of 2002 and very good sales growth in this high-value segment due to the sophistication of the German market and the demand for high-security locking solutions bodes well for future sales.

In 2003, the best chance for sales growth is seen in system products – such as exit door and masterkey systems and electromechanical locks – rather than standard products which include electric strikes, cylinders and hardware. Sales in the residential segment were stable in 2002. These sales are expected to show good growth in the coming year.

In the Netherlands the recent takeover of VEMA, which specializes in electromechanical products, provides a strong base by which to lead this market.

The major restructuring program for Lips is complete and has seen a rise in sales and significant improvements in both delivery times and service overall. Ambouw, which sells locks and building hardware in the Netherlands, mostly made by IKON and other sister companies, has begun to see the results of its new business redesign plan adopted in 2000. It has reduced stocks, dramatically speeded up deliveries and generated a rapid increase in sales to customers.

In Switzerland the integration of KESO, which produces high-security cylinders, has gone according to plan and resulted in stable sales growth. Steps to further rationalize the business continue. The Swiss operation expects to see good profit growth in this market in 2003 and 2004.

In Austria, ASSA ABLOY operations have been integrated into one operation which will become one of the leading lock companies in this market.

Continuous operational improvements

After a promising first half year which showed respectable growth in many product sectors, volume sales for the Group's South European region declined somewhat in the latter part of the year. Bo Dankis, Group Vice President responsible for South Europe, which encompasses France, Spain, Portugal, Italy and Belgium, says growth prospects for 2003, while looking rather more hopeful, remain irregular throughout the region.

"We don't foresee any dramatic improvements in the economies in our region over the next 12 months. The downturn in the French economy, the biggest in our region, shows no immediate signs of improving. Despite the business climate, however, the French group succeeded in improving volumes at the same rate as last year. The reorganization of our sales approach towards the large French DIY sector has started to bear fruit, and 2002 saw double-digit growth in that sector.

"Italy and Spain, which rely on exports to the Middle East and Latin America respectively, are struggling to maintain last year's export growth levels. The overall hardware market in Italy slowed in 2002, although sales to professional locksmiths and DIY purchases increased.

"Volumes fell, as a consequence of the increased focus on the domestic markets, for all companies except MAB, the door-closer company that we acquired in 2001. In Spain domestic demand remained quite strong. Belgium, which has traditionally depended on sales generated from large EU-financed projects, is also experiencing lower demand than a year ago."

New initiatives

"In light of these challenging market conditions throughout the region we have initiated measures aimed at reducing costs," Bo Dankis says. "These include cutting inventories, closing duplicate offices, rationalizing delivery depots in Paris and the south of France and making other personnel reductions.

"Some major efforts to improve operations have proved very successful. At Bezault in France, for example, application of Kaizen methods has achieved productivity increases of up to 30 percent. All companies have continued to reduce inventory while improving delivery time and delivery precision.

"Operational excellence and efficient delivery routines are crucial to customer satisfaction. We are now about to launch new-product initiatives in all markets that we believe will generate higher sales in some of our main product segments. These include new multipoint locks, some new cylinders, new hardware, handles, panic exit devices and electronic locks."

Developments in all markets

In France JPM is launching its new generation of panic exit device techno-

South Europe:
Sales by companies in the South Europe organization in 2002 amounted to SEK 3,723 M (2,905). Organic growth for comparable units was 1 percent.

Trends

SEK M	2002	2001	2000	1999	1998
Sales	3,723	2,905	2,232	1,682	1,559
Average no. of employees	3,874	3,099	2,744	2,189	2,013

Sales by product group


Security doors and fittings, 12%
Industrial locks, 3%
Electromechanical locks and electronic locks, 4%
Mechanical locks, lock systems and accessories, 81%


Productos y
Servicios
para Empresas

Spain's largest company, Telefonica, is the leading supplier of telecommunications to Spain, Portugal and Latin America, with a customer base of over 82 million people. TESA, Spain's leading lock company, is its chosen provider of access control and egress solutions for its offices.

"The challenge was to control the access of staff, maintenance personnel and visitors strictly but also conveniently," says Miguel Garcia Juncos, Manager responsible for Security Installations. "At the same time fast, safe egress had to be possible." The solution is based on remote opening of the perimeter doors from an interior desk where access permissions are granted.

logy targeted toward shopping malls, cinemas and other public spaces, which is likely to be well received throughout the region. Stremler enjoyed good growth from recently launched locks and fittings for glass doors and a new product line for aluminum gates. Late in the year Vachette started to export its latest multipoint locks, based on a technology entirely new to France. Bezault's new lines of handles won the design prize at the Batimat trade fair in Paris and valuable orders were taken.

Apart from its steps to cut costs and to increase organic growth, ASSA ABLOY France has completed the acquisition of Initial, the French distributor for Abloy of Finland. This acquisition will enhance the Group's presence in the important electromechanical sector and serve as a platform for the ABLOY products, including masterkey cylinders, in France.

In the hospitality sector, the creation during the year of ASSA ABLOY Hospitality France will strengthen the Group's ability to make complete offers including products other than hotel locks.

In Spain the most notable development was the full integration of TESA into the Group. TESA is the clear market leader on the domestic market and a major supplier of residential locks. The company produces a comprehensive range of multipoint security locks, cylinders, electromechanical locks and knob sets. A large part of its sales volume goes to export.

Domestic sales of mechanical locks by both AZBE and TESA remained steady. Increased efforts are in hand to promote sales of higher-end, more intelligent electromechanical products where there is better potential for long-term growth and higher margins. The Group's market-leading position and dedicated work by the companies have produced a clear trend towards higher security in Spain, manifested by growing sales of high-security multipoint locks and masterkey systems The Spanish companies are also exploring cross-selling opportunities that promise to have an impact throughout the South Europe region in 2003.

In Italy the domestic market started the year slowly, accelerated during the summer but fell back later in the year. Export volumes for the Group's Italian companies fell as a result of depressed markets. The fragmentation of the Italian lock industry and its high dependence on export continue to exert pressure on prices and allow standards to remain low. However, the refocus on the Italian market with the aim to drive the trend towards higher security will achieve results over time.

In Belgium Litto is focusing strongly on masterkey systems to consolidate its position as market leader in this upper market segment. Dupéray is also concentrating on developing sales of electromechanical products. The launch of the CLIQ electronic cylinder will be a major event in 2003. Increasing sales of Abloy's PROTEC cylinders is another growth objective.

Management development

"In 2002 our region also increased its investments in specification services for end-users and architects," Bo Dankis says. "New recruitments and new software tools have been especially appreciated at Dupéray in Belgium, Vachette in France and TESA in Spain.

"Most of our companies are now organized into Business Units and Profit Centers. JPM in France is the latest company to undertake a major organizational improvement. The management development programs we initiated some years ago – including our regional Management Training Program – have successfully supplied new managerial talents to the various reorganizations carried out during 2002."

Flat market focuses concentration on internal development

"A priority this year was to look over our product range and expand it with complementary products from other Group companies," says Geoff Norcott, Group Vice President responsible for the UK. "We have also created a clear set of brand identities and continued to educate the market and develop our own management training. The fairly flat British market has enabled us to concentrate on establishing a strong base for the future."

The UK regional organization was formed after the Yale acquisition in 2000 and now comprises six operating companies with seven individual brands. Geoff Norcott explains how the brands coexist and cover the UK lock market. "Our aim is to make each brand unique to its particular customer sector, so there will be little competition between them on the domestic market.

"It's pretty clear actually. Assa, Abloy and Gorud, originally subsidiaries of the Group's Scandinavian companies, all focus on the high-end market, but Assa concentrates on specifiers, Abloy on locksmiths and Grorud on the OEM market for door and window fittings. C E Marshall is a specialist manufacturer of automobile locks and Chubb Locks Custodial Services a specialist manufacturer of detention locks. Security Products UK focuses its Yale and Union brands on mass-market sales – Yale on the residential side and Union on the commercial side."

In 2002 the UK market showed slow overall growth, with little activity in new construction. Although the commercial and residential markets were both relatively quiet, Security Products UK managed to increase sales value after several years of reduced sales. For most companies, sales by volume remained at similar levels to last year. The exception – the car locks manufacturer C E Marshall – is heavily dependent on Ford, which had a poor year.

"We will improve profitability by moving assembly to the Group's other car locks manufacturer, FAB in the Czech Republic," Geoff Norcott says. "The lower cost of manufacturing in East Europe will free us to concentrate on marketing, sales and design in the UK."

United Kingdom:

Sales by companies in the UK organization in 2002 amounted to SEK 1,259 M (1,281). Organic growth for comparable units was 1 percent.

Trends

SEK M	2002	2001	2000	1999	1998
Sales	1,259	1,281	665	270	266
Average no. of employees	1,212	1,329	704	128	132

Sales by product group


Security doors and fittings, 6%
Industrial locks, 6%
Electromechanical locks and electronic locks, 8%
Mechanical locks, lock systems and accessories, 80%

The Professional's Choice

In the commercial sector, Security Products UK is aiming to regain market share by relaunching the Union brand as 'The Professional's Choice' and offering a range of new, redesigned and complementary products.

"This involved cooperation with many other Group companies," says Geoff Norcott. "We have worked with Lockwood in Australia, Guli in China, Yale and Corni in Italy, KESO in Switzerland and Assa in Sweden. An excellent example of what Group strength can accomplish. In addition, our new Internet-based network includes specification software to help architects select the best products for their needs."

Union has also designed a new styling package, offered to locksmiths



and builders' merchants to help them create a professional image for their business. It includes everything from product packaging and point-of-sale display material to clothing and stationery, all conforming to a uniform new look. The response from customers has been highly positive. Union also supports its network of locksmiths in upgrading the service they can offer to specifiers by providing direct lines to VingCard, Besam and Abloy.

A massive new building project to provide 600 additional student residences for Britain's Oxford Brookes University by September 2003 is currently underway. Jason Preece from the project's specifier, Executive Security, has selected the Yale Pro-key master-key system for the whole site, UNION lock cases for the bedrooms and card-lock systems on the doors.

"I chose Security Products UK for their products' reliability and the quality of supply. All the wholesalers hold Yale, Chubb and UNION brands."

Product ratings

"On the residential side the flat market has given us the opportunity to consolidate and improve our position," Geoff Norcott continues. "A new product rating system, first introduced for padlocks, is now being extended to Yale's whole residential range."

The system aims to guide customers to the correct lock selection for their application. Symbols on the package quickly answer questions about what the product is, how it should be used, its design and the level of security. The original padlock system was devised in Australia by the Group company Lockwood, aided by local market research and evaluation of existing international Standards. It became the basis of a new Australian Standard covering strength, corrosion-resistance and functional performance and methods of testing them.

The high-security market in Britain is relatively small, but Group companies have a large share of it. "Growing the market itself is our prime aim," Geoff Norcott comments. "We have work to do to make British customers understand the importance of high security and the link between security and safety." Two major groups of high-security products, Abloy's PROTEC disk cylinders and a KESO high-security cylinder marketed under the Union brand, were launched during the fall, and Grorud and Security Products UK are currently developing more secure multipoint locking systems to increase OEM sales to door and window manufacturers.

"The UK government's Private Finance Initiative may also give us some good opportunities in the detention and education sectors," Geoff Norcott believes.

Education and training

ASSA ABLOY UK works to influence the market through distributors as well as end-users.

"We encourage distributors to sell more high-value-added products," Geoff Norcott says. "That benefits them, us and the customers, because cheap imports carry low margins as well as often being inadequate. The new padlock and residential lock ratings have been a great help in educating the British market.

"We have also continued with our mobile exhibition, first launched at the start of the Volvo Ocean Race. It tours the country visiting trade shows and supporting local initiatives. We have assisted several local authorities to utilize funding to improve unsafe areas in an advised way, and the road show has visited these communities to inform them about the principles of secure homes. We visited 32 other locations during the year with the Neighbourhood Watch Association, which now covers some 6 million British homes. We also support the police initiative Secure by Design.

"Internal education and training are vital too. Representatives from all our companies attend various international Group councils and are responsible for spreading the information that they get there in the UK organization. Our own management training programs have been extended. Employees who show potential are sent on courses with modules covering Group philosophy, the market, product development, market research, the manufacturing process and financial management."

Growth across the board despite a slow market

With more than 30 operating units and 10,000 employees, ASSA ABLOY North America is by far the largest of the Group's regional organizations. In 2002, despite continuing recession in the USA and a sustained decline in new construction, the North American organization achieved a modest rate of growth, and all its operating groups, without exception, showed considerable improvements in profitability and operational efficiency.

"To achieve growth in a year like this is pretty amazing," says Clas Thelin, Group Vice President responsible for North America. "We have seen six successive quarters of declining new construction, which is one of the drivers of our business. Commercial construction has fallen, but fortunately institutional construction, which is particularly important for us, was stable. And aftermarket sales provide an important stabilizing factor in the lock industry, buffering the effects of changes in the construction market.

"The shock of 11 September resulted in a number of short-term measures that had only limited impact on equipment or hardware. The longer-term consequences that we foresee as we move forward are systems and hardware upgrades that will have a positive influence on the growth of our business."

Success of US restructuring

The restructuring of the US organization in July 2001 has proved a highly successful first step in exploiting Group strengths. Five product-related manufacturing groups were formed, supported by two main sales and marketing organizations. Within each manufacturing group there are councils devoted to cross-learning of best practices and to joint development of products using common technology. Cross-sourcing of components and complete products to optimize manufacturing investment is increasing within the groups, within North America and across the whole ASSA ABLOY Group.

In the Door Group, for example, there has been heavy consolidation. One factory making custom frames has closed, with investment concentrated on a fully automated production plant in Mason City, Iowa. The two biggest companies, Ceco and Curries, will continue to compete on the market, but have rationalized their development of niche products. Thus Ceco will carry forward the development and certification of certain categories of doors such as for hurricane requirements, while Curries will develop a decorative, textured steel door that looks like wood, sourcing it for both companies. The labor-intensive manufacture of steel-stiffened doors has moved to Mexico, where labor is cheaper.

The cross-learning and benchmarking process has probably made most progress in the Architectural Hardware Group, the largest of the manufacturing groups. During the year, units with only limited previous exposure to lean manufacturing processes

North America:

Sales by companies in the North American organization in 2002 amounted to SEK 10,465 M (9,682). Organic growth for comparable units was 2 percent.

Trends

SEK M	2002	2001	2000	1999	1998
Sales	10,465	9,682	5,409	3,721	2,916
Average no. of employees	9,846	7,133	4,259	3,305	2,715

Sales by product group


Security doors and fittings, 31%
Mechanical locks, lock systems and accessories, 61%
Industrial locks, 2%
Electromechanical locks and electronic locks, 6%



"In a casino, security must blend with the surroundings but provide maximum protection so that our customers and employees feel secure," says Marshal Szalay, Head Locksmith of the Mohegan Sun gambling resort in Uncasville, Connecticut, USA.

"At the same time, strength and durability are vital. People come and go round the clock. Some doors cycle thousands of times a day, and this requires door hardware that can absorb tremendous abuse. For our recent expansion we looked for a security solution to fit our world-class image. Sargent and Timelox helped us achieve this with products that combine old-fashioned strength with industry-leading technology."

and a profit center structure have taken major steps to get closer to best practices used in other companies in the group. Product and purchasing councils have also been formed, with a very positive result, to ensure that the group optimizes its efforts and capitalizes on the potential inherent in its size.

Promoting higher security

Compared with other advanced markets, the USA has always been more focused on safe evacuation of buildings than on security protection. "Although our High Security Group has a strong market position, the market for mechanical high security is smaller than in Europe," says Clas Thelin. "The challenge is more to educate the market to appreciate the benefits than to sell specific products. People in the US don't realize how easily ordinary keys can be copied – or that a high-security key system will cost only USD 20–40 a door more than a standard system."

As a result of initiatives directed at residential and institutional customers, virtually every company, not only in the High Security Group, is now showing faster sales growth in high-security products than total growth. The traditional companies of the Architectural Hardware Group are moving from just supplying products to more of a security consultancy role. In the Building Security Initiative, ESSEX has teamed with outside companies to offer integrated high-security solutions backed by training and consultancy. Medeco has launched a nationwide program focused on safer workplaces in conjunction with the National Crime Prevention Council (NCPC). ASSA ABLOY is also helping to drive the development of a new ANSI Standard for high-security locks, currently being written by the Builders' Hardware Manufacturers Association.

On the electromechanical side, new products have created opening solutions that are secure as well as safe. The Electromechanical Group has shown one of the highest growth rates, especially in non-residential applications. Again, educating the market is vital. "If you change a standard exit device to an electromechanical device, you can for example introduce a 15-second time delay and alarm, which adds significant security without jeopardizing fire safety," says Clas Thelin.

ASSA ABLOY is also supporting and acting as consultant to another NCPC initiative focusing on school safety. The Safe and Sound program is being piloted at 30 schools in Pennsylvania and Kentucky, with the aim of making children feel safe and secure. Physical security is one major component, with procedures as important as products. If an incident occurs it must be possible to move children quickly around the school or outside while keeping other areas securely locked.

Good design raises margins

The Residential Group has also shown

high growth, founded on greater attention to esthetics. "If you can differentiate yourself through design, margins are far higher than on basic products," Clas Thelin comments. "People are willing to pay for the right designs."

Emtek has continued to be highly successful in selling a wide range of upmarket designer door handles. Now Medeco's new series of residential high-security locks combines their own cylinder and deadbolt functions, and strong brand name, with Emtek input on the design side. The trend is likely to spread to non-residential applications such as hotels and prestige offices.

Innovation vital to growth

Ongoing product development is a vital driver of growth, and the North American organization continues to launch innovative products across the whole spectrum of security. Sargent has introduced a silver-based antibacterial coating, SARGuard, which can be applied to door handles and keys in hospitals, laboratories, schools and care homes to provide permanent resistance to microbial growth. For use with rim-mounted exit devices, HES has developed a completely new surface-mounted electric strike that requires no cutting of the door frame.

In the industrial field Medeco has developed new lock systems for parking meters and vending machines, designed to eliminate fraud by money collectors. The first parking application was developed in close collaboration with the City of San Francisco. The locks for all associated meters use the same high-security mechanical key code but have different electronic key codes. A hand-held computer records the result of every visit.

In the detention market, Trussbilt has added security ceiling and wall systems to its steel doors and frames. The space-saving modules – steel partitions which are then filled with concrete – can build complete prison cells. The first unit has been installed and it is estimated that one whole storey could be saved when building an eight-storey prison. The system is being sold by Trussbilt itself and also branded for a large distributor partner.



Quinnipiac University in Hamden, Connecticut, USA was seeking a user-friendly security solution that would keep its 3,000 residential undergraduate students safe and its campus buildings secure at an affordable cost. "The combination of VingCard Persona and SARGENT products gave us more," says Jonathon Terry, Assistant Coordinator of Communications.

"We got durable, 100 percent dependable locks, operated conveniently by the students' ID cards rather than keys. This simplifies our student check-in process, allows only authorized personnel to enter, controls access to student accommodation during holiday breaks, and allows us to audit door activities. And it's backed by great customer support."

High-security expansion in Canada

ASSA ABLOY's market position in Canada remained stronger than in the USA, especially in locks and hardware. Between them, the Group's four Canadian sales companies represent virtually all the US manufacturing companies.

Over the last couple of years electromechanical products, primarily from Securitron, HES and effeff, have made major inroads in Canada. In the same period McKinney's hinge business in Canada has grown from almost nothing to seven-digit sales.

Canada has traditionally had a well-developed high-security market, proportionally larger than in the USA, and the Group has a solid presence through Medeco, Abloy, Mul-T-Lock and ASSA. Previously most high-security sales were on the aftermarket, but Yale-Corbin Canada and Sargent both have specifying power in the new-construction market, and as a matter of policy now include a high-security mechanical key system as the preferred option for every job. This policy is significantly increasing penetration into new projects.

Integration and outsourcing in Mexico

With 100 million people and a strong infrastructure, Mexico is now the world's twelfth-largest economy. After the change in regime in 2001 the economy showed limited growth that year, with very much a 'wait and see' attitude. In 2002, however, growth increased considerably, which must be seen as a sign that the new President, Vincente Fox, a former international businessman, has been well received as the country's leader.

ASSA ABLOY's three Mexican companies, Phillips, TESA and Yale, shared one of the best growth rates in the North American organization. Integration progressed well, with cross-learning, cross-sourcing of products and coordination of purchasing. The three companies are jointly involved in promoting higher security and in developing a national security Standard.

Mexico also enhanced its position as a low-cost and conveniently located



manufacturing base for the US companies. TESA manufactures most of the builders' range sold by Yale Residential in the USA. The products are trucked straight from the factory to US customers with no warehousing in the USA, giving significant economies. Yale Security Mexico continues to supply a substantial portion of Arrow's product range.

A future based on organic growth

"The highest priority for the North American organization now is organic growth," Clas Thelin concludes. "Each individual company and each group has a 3-year plan. Growth areas for the next year are very clearly defined, and every project has a designated owner. Some projects are product-related, others directed at specific customer segments or promotional activities. Every project is followed up on a monthly basis to make sure it's on track.

"The two sales and marketing organizations, ESSEX and YSG, are heavily involved here too. They compete with each other for sales growth. We strongly believe in giving customers more than one option, and this also ensures that the salesmen retain their 'brand passion'.

"The USA is a unique market in having big regional variations in economic sentiment. Some regions are currently showing 20 percent growth while others are in decline. It is important to have strong regional managers who know the conditions and are close to our distributors. We have therefore expanded our division of the country from four regions to eight and appointed a manager for each region with overall coordinating responsibility for both sales organizations.

"The integration of the whole North American organization received a major boost from the visit of the Volvo Ocean Race with two long US stopovers. Externally we got far more media coverage than we expected. We could also offer our customers a once-in-a-lifetime experience. Sailing is a minority sport in the USA, so they found it unusual and exciting to be invited on board a racing yacht. Internally the Race generated Group enthusiasm and solidarity among employees generally, and especially those who manned the marquees at the stopovers. The example of the crew in supporting one another through crises and illness inspired everyone, and stimulated the organization to offer a series of awards, which will now continue."

Good medium-term prospects based on expanded product offering

"The residential market started the year strongly but then softened, while the commercial market started fairly flat but ended strongly," reports Geoff Norcott, Group Vice President responsible for the South Pacific Region. "Overall, the electromechanical, construction, commercial and residential sectors all performed well, and we foresee strong development over the next two to three years.

"We are beginning to see the fruits of the three-year strategy we initiated in 2001. Our aim was to build our product range rapidly through co-operation with other Group companies, concentrating in particular on higher-value products. We have successfully exploited Group strengths in these higher-security technologies. Two good examples are the 9000 series panic exit devices based on products from JPM in France and the Twin keying range of locks based on designs from Assa in Sweden. Both are selling well. As another facet of the strategy we are pushing for higher security Standards in the Region and taking a very active part in their formulation.

"For lower-end products such as window stays, we are exploiting the low manufacturing costs of Guli in China to keep us competitive on price."



Steve Burton, Commercial Sales Representative for Lockwood Security Products, and Peter Hunt, Manager of Building Services at the Melbourne Museum.

Improving residential security

The Group's acquisitions of Lockwood and Interlock in recent years have raised the importance of the residential market.

"Security in the South Pacific Region has traditionally been at a low level, more concerned with casual protection than serious deterrence," Geoff Norcott says. "We are now making moves to change that."

In Australia, for example, Lockwood is working with the Housing Industry Association to increase security in newly built homes. The company has developed a dual-purpose high-security locking system for houses in course of construction. This will successfully reduce the problem of thefts from sites and result in lower insurance premiums for builders. On completion of building a single registered key is handed on to the purchaser of the property.

In New Zealand, Interlock has initiated a Window Service Initiative aimed directly at householders. A fleet of service vehicles covers the country, crewed by expert technicians who can

South Pacific:

Sales by companies in the South Pacific organization in 2002 amounted to SEK 1,138 M (841). Organic growth for comparable units was 10 percent.

Trends

SEK M	2002	2001	2000	1999	1998
Sales	1,138	841	772	590	–
Average no. of employees	1,496	1,098	1,004	1,111	–

Sales by product group


Security doors and fittings, 33%
Mechanical locks, lock systems and accessories, 53%
Industrial locks, 5%
Electromechanical locks and electronic locks, 9%


MELBOURNE MU

advise on security needs in different environments and install additional or better window fittings as appropriate. Demand has exceeded expectation and sales are growing rapidly.

The ASSA ABLOY companies also work closely with police forces and Neighbourhood Watch associations in initiatives to educate the public and the retailers who sell to them.

The Melbourne Museum in Australia needed a patented high-security keying system to secure the historical assets of the State of Victoria.

"We chose Lockwood Twin because it meets our stringent requirements," explains Peter Hunt, the Museum's Manager of Building Services. "We have found the Twin Key robust and easy to use, and the colored-button identification very useful. Dealing with a large, reliable, professional company based locally in Victoria was a bonus."

Complete solutions

"In the commercial sector, Abloy Security and Lockwood – with quite different solutions – together hold a major share of the high-security keying market," Geoff Norcott says. "They can bring their influence to bear in raising security levels. With its augmented expertise in proximity and card-operated locks from HID, Indala and Timelox, and now (with Besam) in door automatics, the ASSA ABLOY Group is in a strong position to offer public building specifiers complete solutions to their security and access-control problems."

Both Lockwood and Interlock have significant OEM contracts in Australia and New Zealand, through which they influence the first-fit market, while Interlock has a series of large, long-term OEM contracts with window manufacturers in the USA. Interlock's US sales remained strong in 2002, although sales to Japan softened. Specification activity in South East Asia is expected to improve next year, which will benefit several companies.

"We are trying to import the philosophy of Emtek in the USA into the South Pacific Region," Geoff Norcott says. "They have been highly successful in marketing top-end residential door hardware to specifiers by offering their customers individual designs and a very personal level of service."

Cooperation across the world

Because Geoff Norcott heads both the UK and South Pacific regional organizations there has been particularly close collaboration between them.

Lockwood's padlock rating system, which formed the basis of the new Australian Standard and resulted in substantially increased sales, is now being used by Yale in the UK and is being extended to residential door locks in the UK DIY market.

Lockwood and Trimec in Australia, and Lockwood Arrow in New Zealand with its door-closers to the US ANSI and CE European Standards, are all contributing to the re-launched Union range of Security Products UK, which is targeted at commercial markets in the UK, the Middle East and elsewhere.

Education and pride

In all the South Pacific manufacturing companies, there is ongoing work to reduce costs and improve response to customer orders. Significant inventory reductions are expected to continue with the application of the ASSA ABLOY 'Replenishment Model' software. At Lockwood, a Facility Optimization Audit being carried out by Honeywell has resulted in the building of a treatment plant which purifies and recycles waste water from the electroplating process, thus eliminating problems of disposal, meeting new environmental requirements and reducing the usage of expensive materials.

"We already felt part of the Group before the Volvo Ocean Race," Geoff Norcott maintains. "In our case we used it more as a vehicle to educate the workforce than for integration as such. But the impact it created globally and on our customers here was so large that it generated great feelings of pride among all of us. During the VOR we sponsored the Australian Paralympic Team. To perpetuate the profile developed during the VOR, ASSA ABLOY South Pacific now sponsors the annual dry-river-bed regatta (the Henley On Todd) in Alice Springs, central Australia, supporting Rotary International and the Australian Breast Cancer Institute."

Significant improvements in markets across the world

Asia:

Strong improvement despite market conditions

Despite the persistent economic slump, ASSA ABLOY Asia has managed to boost its net profits due to a significant shift in product offering to the higher-end range.

C.K. Jeang, President and CEO of ASSA ABLOY Asia, explains: "By gradually eliminating low-end items from our product range and replacing them with higher-value ones, we achieved a 35 percent rise in net profits in 2002, and continue to enjoy a strong operating cash flow.

"These higher-grade products consist of stainless-steel knob-sets and handle-sets, door closers, high-security rim locks and a growing range of DIY safety and security products. They are designed to meet the security Standards that now apply both in China and in our leading export markets in North America, the Far East and Russia.

"To educate our customers, employees and architects about the benefits of the latest high-security technologies, we have established the ASSA ABLOY Training Institute in Singapore, and Security Centers in Bangkok and Hong Kong."

In addition, significant progress has been made in intra-Group trade. Product synergies include the French Touch security package for the Asian markets, ABLOY lock, with GULI stainless-steel furniture, and ASSA cylinders with Yale ANSI-graded locks. Cross-selling and buying opportunities range from the Million Program door-closer project spearheaded by Guli to the 6000-Series knob-sets produced for the North American DIY and builders' markets, and stainless-steel trims for northern Europe.

"On the cost side, we have instituted staff reductions to bring the size of our organization in line with current economic realities," says C.K. Jeang. "The Profit Center structure and cell manufacturing at Guli were implemented to streamline production and raise operating efficiency."

Rising standards in China

The Asian lock market is highly fragmented, particularly in China where Guli's 25 percent share makes it the market leader. The Guli factory was ISO 9001 certified in 2002, and the Chinese Government recently recognized the company for its product quality and innovative designs. As the nation's standard of living steadily rises, Guli is working to educate the market on the importance of higher security standards. China is also making a concerted effort to raise its hardware standards to meet the World Trade Organization compliance target set for 2004, as well as spending huge sums on infrastructure for the 2008 Olympic Games.



Zheng Jie is one of first traders to bring the western DIY concept to China. He transformed his traditional hardware distribution center in Shanghai to a HomeMart DIY store two years ago.
"Locks act like security guards at your home," he says. "And we continue to select Guli as our long-term partner because our customers have confidence in the quality of GULI locks."

Southern Africa:

Sales growth aided by building recovery

ASSA ABLOY South Africa, the country's leading lock company, has chalked up another successful year marked by 25 percent growth in sales and a strong profit compared to 2001. John Middleton, President of the company, says the positive turnaround in the residential building sector and timely anti-dumping legislation to discourage cheap Asian imports have been a big boost to business.

"The South African lock industry is closely linked to the building sector which has shown a solid comeback after two years of recession. This is particularly true of government refurbishment of buildings. Our remaining sales are split between commercial construction, the retrofit market and DIY products. DIY continues to grow well, responding to the rapidly growing number of middle-class households in South Africa and their demand for higher levels of security. For all these reasons 2003 looks like being an even better year."

Market leader

To capitalize on its leading position in the fragmented South African market, the company targets specific market segments via two Group brands, Yale and Union, and two national brands, Esco and Solid.

John Middleton: "We have now finalized the relaunch of the Yale brand platform for our complete range of retail and DIY products, which account for more than 20 percent of our sales. Union and Solid will represent products in the architectural and commercial segments and Union and Esco the wholesale segment. Other Group companies' products sold in South Africa are effeff and HID in access control and Mul-T-Lock to locksmiths. Altogether this creates a very strong platform for promoting the trend toward higher security."



"With more than 400 people employed, we have extremely heavy daily foot traffic in and out of the buildings," says Daniel Lengosane, Director of Internal Security for the Union Buildings in Pretoria, the administrative seat of the South African government.
"We therefore needed a highly advanced locking system to secure the building, its people and the information it holds. Security is the nerve center of any organization. The use of Mul-T-Lock cylinder locks made it possible to assign master keys to those in senior positions while using servant keys for non-sensitive areas."

The company is working on several fronts to promote higher standards of security. In cooperation with leading insurance companies and standardization bodies it is introducing a new lock grading system based on European Standards. It also offers a range of specification services to architects.

"Being part of the worldwide ASSA ABLOY Group has many strategic advantages. It enables us to source the very latest high-security products. It also provides us with an excellent training ground for our staff. We have sent people to New Zealand, Australia and the USA for factory visits. These cross-learning experiences have proved invaluable for the whole company in terms of new ideas and company morale."

Israel:

Market leader with a global reach

Faced with a deepening recession at home that impacts virtually all customer segments, Mul-T-Lock, the market-leading lock company in Israel, has managed a remarkable increase in domestic sales and is continuing to grow its business in 70 countries throughout the world. The only significant exception is Japan, which saw a marked decrease in demand for high-security locks. Mul-T-Lock President and CEO, Tzachi Wiesenfeld, says that despite the rather gloomy picture at home, Mul-T-Lock's overall performance for the year has exceeded expectations.

Tailored solutions

"We are a global company operating from a small domestic market in a prolonged recession. New construction in Israel has fallen by more than 50 percent since 1995. Nonetheless we increased our domestic sales by ten percent in 2002 through aggressive selling primarily in the commercial sector. Fortunately for us, a majority of our sales go to export markets in western and eastern Europe, North America, Asia and Japan. We have succeeded well in these areas thanks to our total commitment to satisfying a wide range of specific customer demands. This calls for tailor-made lock solutions, ever-shorter lead times and a highly dedicated sales network."

Product diversity

Looking ahead, the President sees promising growth abroad on a number of fronts. "We are very excited about our company's increased focus on electromechanical locking. We have developed an electromechanical cylinder, IntelleQt, which is based on the Group's CLIQ technology. In western Europe alone we see the demand for these locks growing 4-5 times faster than for mechanical security products. In eastern Europe we anticipate a rise in sales by as much as 50 percent. On our largest markets in North America, France and the UK we anticipate a 15 percent growth in sales in 2003. And we expect to see a turnaround in Japan in the second and third quarters of the year. We are also continuing to strengthen and diversify our product portfolio in Israel by importing an increasing number of complementary products from our sister companies within the Group. These include exit devices, electric strikes and door closers."

Eastern Europe:

Cooperation on a global level

While the new eastern Europe is growing up, ASSA ABLOY's organization in this region is characterized by an entrepreneurial spirit and an eagerness to do business.

"The market has been pretty good during the year," says Lars Lilja, Market Development Director in ASSA ABLOY's East European organization. "The exception is Poland where the political and economical climate remains bad and there is little new construction. "All companies except ASSA ABLOY Poland show organic growth, and total sales increased by 11 percent to EUR 43.5 M in 2002. Hungary and Turkey show particularly good growth, but these are countries where we still have limited presence. Our sales in Russia continue to develop well."

Emergency exits show the best growth on all markets. In general, insurance companies and investors have raised security and safety demands and require an upgrade of security solutions, whilst more people now have more to protect.

A trend in these countries is that they are tending to become more sophisticated since many are candidates for membership of the European Union. "Through our local companies and organizations in the Czech Republic, Latvia, Lithuania and Russia we are involved in developing and influencing security standards by cooperating with insurance companies, police departments and other authorities," says Lars Lilja. "And most of our companies are now ISO 9001 certified."

ASSA ABLOY's Romanian companies, Urbis International and Urbis Security, have successfully taken over the manufacturing of products previously made in countries with higher labor costs. "The loss-making manufacturing by Grorud in Norway was moved to Urbis International during last year," says Lars Lilja. "Parts of the manufacturing of products for the German companies Melchert and Dörrenhaus are also now being taken over by Urbis International and Urbis Security. And Assa in Sweden has manufactured its door hardware accessories in Romania for a couple of years now."

The East European organization is also utilizing the Group's strengths in cross-buying. "The Czech company FAB has expanded its product portfolio with door closers from Abloy in Finland, panic exit devices from JPM in France and door hardware from Bezault in France," Lars Lilja explains.

In many east European markets, Yale is a sleeping brand – a brand that



New Markets:

Consolidated sales in New Markets in 2002 amounted to SEK 1,952 M (2,029). Organic growth for comparable units was 4 percent.

Trends

SEK M	2002	2001	2000	1999	1998
Sales	1,952	2,029	981	354	186
Average no. of employees	6,173	6,243	3,296	1,774	1,936

Sales by product group

Security doors and fittings, 5%
Mechanical locks, lock systems and accessories, 78%
Industrial locks, 14%
Electromechanical locks and electronic locks, 3%

is recognized by many people but has no particular presence. Now the Group is planning to relaunch the Yale brand on the retail market, initially in Poland and Hungary. "We are introducing the Yale padlock series, which has a rating system for grading security performance and aims to help customers choose the correct padlock for any application," says Lars Lilja. The rating system was created by Lockwood Security Products in Australia, then adopted and further developed by ASSA ABLOY UK.

In October 2002 the Group acquired both UBA Almadis, for many years Assa's distributor in Lithuania, and Radikovic in Slovenia, a distributor for effeff focusing primarily on high-security solutions.

South America:

High security means big business

In the highly fragmented, price-competitive Brazilian lock market, from where ASSA ABLOY runs its South American operations, taking the high road in security has made all the difference. Group company La Fonte made a strategic decision to focus on the manufacture and sale of high-security products targeted at the top end of the market. Francisco Bastos, President of La Fonte, says it has proved a resounding success.

"We have just completed the best year in our company's history, breaking all previous sales records. In 2002 we achieved a 40 percent rise in overall sales compared with 2001, and 2003 looks like being better still. Our domestic sales have increased by 25 percent and exports to North America and other South American countries are up by more than 50 percent."

Respected brand

La Fonte enjoys the highest brand recognition in Brazil and is the undisputed leader in setting new and higher standards in lock technology. The company manufactures mortise lock sets, auxiliary locks, exit devices, hinges and lever handles in attractive contemporary designs, sought-after in this style-conscious market. Concerns over rising crime rates also favor companies that can offer a wide range of reliable high-security products.

"Even though only 20 percent of the Brazilian population can afford our products we have a high market potential because of the sheer size of the country," says Francisco Bastos. With 170 million people, the Brazilian economy is the biggest in South America, representing some 50 percent of the continent's GDP. La Fonte also has a strong foothold in many neighboring countries.

La Fonte has gained much by being part of the ASSA ABLOY Group. Cross-learning has helped the company to adopt a number of best practices in production and administration, and it actively pursues cross-buying and selling opportunities. It currently imports bored locks from China, door closers from the USA, panic exit devices from Italy, electromechanical locks and padlocks from Finland and technology for high-security cylinders from Israel.

New strength in Chile

ASSA ABLOY's recent acquisition of the Chilean market leader, Poli Cerraduras, gives it a second manufacturing base in South America and strengthens its position in the region.



When the contractors Hochtief were building the new main offices of BankBoston in São Paulo, Brazil, they came to La Fonte for the more than 2000 locks required for the project, plus exit devices, door closers and door hardware.

"Security and safety were equally important considerations," says Contract Manager Teodoro Andrade. "We chose La Fonte's products because of their internationally recognized quality as part of the ASSA ABLOY Group, and for the guarantee of good assistance during the project and technical support afterwards."

Poli has a strong presence in most important DIY stores and home centers in Chile. During 2003 the company will implement a program to increase its sales through the locksmith channel by means of training programs and specially designed in-store displays. On the export side, high-quality products designed to meet international requirements, especially the new electric rim lock, are expected to sell well to other ASSA ABLOY companies.

Strong unified organization will optimize offers to customers

A new worldwide organization, ASSA ABLOY Hospitality, brings together the Group's four brands serving the hospitality industry, Elsafe, Timelox, VingCard and Inhova. The aim is to better respond to the growing security concerns of major hotel owners, operators, and their guests. The new organization was launched in November 2002 in the USA and will be extended to other regions during the first half of 2003.

"ASSA ABLOY Hospitality can offer the best solutions for any security challenge", says Dag Schjerven, President and CEO of ASSA ABLOY Hospitality. "We recognize that each hotel requires different security solutions. By bringing together a better and broader product offering, we can meet our customers' individual needs in the most efficient and convenient manner."

The positioning of the brands has been carefully considered. VingCard, the largest hotel-lock company, will aim for the middle and high-end segments. Timelox will be a customized integrator, concentrating on the top end. Inhova will use its leading-edge technologies to offer innovative locking solutions. Elsafe is the undisputed leader in hotel-room safes with a product portfolio that addresses all market segments.

Hospitality:

Sales by companies in the Hospitality organization in 2002 amounted to SEK 992 M (1,056). Organic growth for comparable units was -10 percent.

Trends

SEK M	2002	2001	2000	1999	1998
Sales	992	1,056	1,052	965	952
Average no. of employees	637	634	710	669	605

Sales by product group


Hotel locks, 90%
Hotel safes, 10%

VingCard/Elsafe – Profitable outcome despite stubborn recession

The VingCard-Elsafe Group continues to suffer from the deep recession that hit the global hospitality industry after 11 September. But thanks to efficiency in personnel reductions and ambitious sales efforts, company profits have recovered.

Dag Schjerven explains the impact on the hospitality security industry which his company helped pioneer: "In the year and a half since these tragic events VingCard and Elsafe have seen a 20 percent decline in global sales. Our hotel-safe business was impacted immediately, with even sharper decreases to incoming orders. The drop in the hotel lock business took longer to manifest itself. Prior to 11 September 2001 the hotel industry had been growing steadily for nearly ten years. Fortunately the cruise and ferry segments of the business have continued to show good growth throughout the year."

VingCard is the leading supplier of electronic locking solutions for the hotel and cruise ship industry and has the largest installed base with some three million locks sold worldwide. The prolonged sales recession led the company to widen its tough restructuring program, which has included staff reductions and other cost-cutting measures to safeguard profitability. These measures have had the desired effect. Continued focus on improved processes within the production units has led to additional profit opportunities.

Profits have now been restored to pre-September-11 levels. Dag Schjerven reports rising yields on new-product initiatives in both the hotel lock and



The spectacular new Rica Seilet hotel stands on the Romsdal Fjord in Molde on Norway's beautiful west coast. With its location practically in the water and its striking design in the shape of a sail, the hotel has already become an architectural landmark. Guests in the 164 rooms on 15 floors have breathtaking views of the mountains of Romsdal.

For the security and safety of its guests and the protection of their belongings, the Rica Seilet has chosen VingCard Classic electronic guest-door locks with VISION software.

safe sectors. Looking ahead to 2003 he expresses cautious optimism. "We see early signs of a return to stability in the market with the possibility of modest growth ahead. We already see pockets of growth in certain European countries as well as the Middle East. Now parts of Asia are starting to bounce back and China is becoming an increasingly active market."

Continued consolidation in the hotel sector, with some ten international hotel chains dominating the industry, favors companies that can offer a total security solution and service package backed by the diverse resources of the world's leading lock Group.

VingCard has developed new security solutions that meet or exceed 2002 UL Standards in North America. These include a unique automatic deadbolt for guest-room doors which is activated when the door is closed. Elsafe is the first company to achieve the UL listing for hotel in-room safes. The new safes employ a unique hook-shaped locking mechanism that substantially increases the security of the product. A new line of safes based on biometric identification technology has been introduced to meet new demands in this age of heightened security concern.

Timelox – Higher sales in top-end hospitality market

Despite a slow start to 2002, Timelox finished the year with a 20 percent increase in worldwide sales. President Jan Wabréus says the gradual pickup in the high-end hotel sector in the United States has helped his company rebound from an otherwise sluggish market. The USA accounts for some 50 percent of sales.

"Our main hotel products are designed for hotels in the four to five star category. Our Dual Card technology, which comprises a multi-function magnetic card for guests and a smart card for hotel staff, is a unique world-leading standard for the hotel industry, first introduced in 1998."

Timelox's guest card can not only be programmed to allow guests access to their rooms; it can also be used to pay for transactions in the hotel restaurant, gift shop or casino. The smart card issued to hotel staff gives the hotel administration unprecedented flexibility. It can be re-coded each day to allow cleaning staff access to individual rooms, certain floors or other specified areas.

Since its introduction, the Dual Card system has been substantially enhanced to encompass the latest technological advances. Today's systems are specially designed for easy integration into a hotel property management system offering the highest level of security. Features can include integrated cameras monitoring all entrances to the establishment, room-by-room climate control via infrared links, and even door-ajar warning. For larger hotels with thousands of rooms, Timelox places decentralized keycard encoder stations at strategic locations throughout the hotel property.

Timelox also designs a range of off-line systems for hospitals, educational premises and industrial and commercial companies. These systems are cost-effective, easy to install and offer a completely new security philosophy for organizations accustomed to dealing separately with exterior protection and interior protection. Timelox can protect and control whole buildings by securing more interior doors than before. For exterior protection the systems can be integrated with an on-line system in cooperation with the Group company Solid.

These commercial systems are marketed worldwide mainly through local ASSA ABLOY companies, except for the Persona range for the educational market which is marketed in the USA through a dedicated organization.

Good prospects for contactless access control

ASSA ABLOY's Identification Technology Group (ITG) was created during 2002 to coordinate the Group's interests in this increasingly important area, which includes electronic access-control technology.

ITG comprises three US manufacturing companies – HID, Indala and Card Technologies & Services (CTS) – plus a US-based Research & Development Center and four sales and distribution companies – AccessID in the USA and three others in Europe, Asia and Latin America.

HID and Indala both manufacture contactless card and reader systems based on Radio Frequency Identification (RFID) technology. More than 95 percent are used for physical access control. HID is moving towards sophisticated high-frequency smart-card products, exemplified by its newly launched *iCLASS* system, while Indala mainly produces simpler proximity systems. CTS manufactures Wiegand-technology access-control products and specializes in value-added security printing options. These options include custom artwork and anti-counterfeiting technology such as holograms and UV inks.

An evolutionary market

"The market rose slightly in 2002," reports ITG President Joe Grillo. "Private-sector investment was lower than in the technology boom years, but this was partly offset by increased public-sector spending due to security concerns in the aftermath of 11 September 2001.

"Our industry is evolutionary rather than revolutionary. Movement to next-generation contactless smart cards is slow but ongoing. Looking ahead, experts predict that electronic security and especially access control will eventually return to double-digit growth."

Recent consolidation in the industry will drive ITG's growth by creating large, sophisticated corporations seeking suppliers capable of worldwide response and support. Another driver is the trend for large companies to combine their IT security and physical security. Thirdly, penetration of the technology is currently lower outside the USA. "This gives us good potential in the whole of Europe, in Asia (notably China) and in Latin America," Joe Grillo says.

Bright future for smart cards

HID's *iCLASS* technology represents a major investment in a true multi-application smart card. With its higher data storage capacity, faster data transfer rate and greater security based on encryption of data, the card can be used, for example, to control access by opening (or not opening) doors, to pay for meals in cafeterias and to log on and off a computer network. Early orders have come from the Chicago Board of Trade and Anixter's international headquaters.

For added security, *iCLASS* cards can carry the holder's biometric template. Three major biometrics companies are incorporating *iCLASS* into their biometrics terminal devices, and HID will launch its own branded biometrics readers in 2003.

Leader in advanced technology

ITG has helped to improve the manufacturing costs of the CLIQ technology. The Interconnectivity project is another important collaborative enterprise.

"The object is to offer a simple installation solution for everything

Identification Technology Group:

Sales by companies in the Identification Technology Group in 2002 amounted to SEK 1,283 M (1,100). Organic growth for comparable units was 10 percent.

Trends

SEK M	2002	2001	2000	1999	1998
Sales	1,283	1,100	-	-	-
Average no. of employees	370	345	-	-	-

Sales by product group

Electromechanical locks and electronic locks, 100%



associated with a door," Joe Grillo says. "A single two-wire bus will connect the lock, card reader, sensing device, request-to-exit device and other security-related items. This standardized interface will help installers to complete their work faster without errors and service engineers to detect any problems when carrying out maintenance."

"Indala had proved itself over 14 years with a reliable product and good service," says Anthony Artrip, Director of Security for the University of Miami's School of Medicine. "So when we needed to upgrade our access-control system, we chose Indala's ASP technology. We spread the conversion over two years, and ran parallel systems while it was in progress."

The new system, which uses electromagnetic proximity cards and readers instead of the earlier electrostatic technology, is faster, more efficient and more secure. There are 6,000 cardholders, 300 readers and 1,200 alarm points.

Acquiring a leading position in door automatics

Besam, the world's leading supplier of automatic door solutions, was acquired by the ASSA ABLOY Group in July 2002. Besam is headquartered in southern Sweden and operates subsidiaries in 22 countries along with three assembly plants. The company sells and services a comprehensive range of automatic door systems which include swing doors, sliding doors, and revolving doors primarily for the retail, healthcare and transport sectors.

In four short years since heading up the global company, Besam President Peter Aru has altered the fundamental focus of the 40-year-old firm. From being a supplier of automatic door components to intermediaries, Besam has become a highly proactive company offering solutions direct to end-users to meet a vast array of different applications.

The art of going unnoticed

"The whole focus of our company, its technology and its products is based on making life easier for lots of people on an everyday basis," says Peter Aru. "This philosophy guides our R&D, design and all our marketing and sales activities around the world. Our ultimate objective is to supply the customer with a safe, convenient, reliable product that goes virtually unnoticed. An automatic door solution that people can take for granted, 24 hours a day, seven days a week."

A vital ingredient in the Besam product offering is technical service, which accounts for some 35 percent of total revenues. It is at the installation and service level that the real value-added interaction with the customer takes place. Besam's door systems are therefore sold together with a comprehensive maintenance and service package designed to ensure long, reliable operation and to prevent unexpected downtime. Peter Aru: "In the past year our service people carried out no less than 320,000 preventive maintenance visits to customers. This is an invaluable contact with our customers and one we work very hard to make the most of. We expect the service and maintenance portion of the business to continue to grow healthily."

The general downturn in the global economy in 2002 has led to relatively flat sales on Besam's largest markets in North America and central and northern Europe. One exception is the UK where new legislation to facilitate access to public buildings by disabled people has generated a demand for automatic door solutions. In China Besam is benefiting from a dynamic expansion in airport, hotel and general construction in the run-up to the 2008 Olympic Games.

Size matters

Besam is the only global player in the door automatics market and holds a unique position by virtue of its strong brand, its large installed base and its worldwide organization and after-market service. Besam sells complete

Door Automatics:

Sales by companies in the Door Automatics organization from 1 July to 31 December 2002 amounted to SEK 1,015 M.

Trends

SEK M	2002*	2001	2000	1999	1998
Sales	1,015	-	-	-	-
Average no. of employees	693	-	-	-	-

Sales by product group


Service, 35%
Door Automatics, 65%

* The companies within Door Automatics are consolidated from 1 July 2002. Average number of employees is comparable with consolidated sales. Average number of employees for the full year was 1,402.


SCHE DEUREN
318-698999
besam

door systems and service packages on a local, regional and national basis to many of the world's top retail establishments. The retail sector accounts for 50 percent of total sales. Other leading sectors are healthcare and transportation.

Peter Aru says Besam has already benefited from being a part of the ASSA ABLOY Group. "Thanks to the Group's global presence and strength around the world we are in a much better position when promoting product specification initiatives with architects and builders. This makes our efforts to influence Standards and to improve safety a good deal easier. More importantly from a sales point of view, it strengthens our position when negotiating regional and global contracts with new and existing customers."

Worsening traffic jams have made it increasingly difficult for Besam Holland to meet its promise of *'Service in two hours'*. To avoid breaking its word, the company has found a creative new solution. Besam has obtained permission from the authorities to drive a scooter with a light trailer. The service van has become a service scooter.

"We get through more visits in a day because our service engineers sweep elegantly past lines of traffic – and our competitors," says Service Manager Gerrit Westhof.

Report of the Board of Directors

The Annual Report of ASSA ABLOY AB (publ.) [Corporate Organization number 556059-3575] contains the Group's accounts for the financial year 1 January – 31 December 2002.

Ownership

ASSA ABLOY'S principal shareholders are Wärtsilä Corporation (7.6 percent of the capital and 22.8 percent of the votes), Investment AB Latour/SäkI (8.2 percent of the capital and 17.4 percent of the votes) and Melker Schörling (3.3 percent of the capital and 4.8 percent of the votes). They are represented on the Board of Directors by, respectively, Georg Ehrnrooth and Göran Ehrnrooth; Gustaf Douglas; and Melker Schörling.

Duties of the Board and Group Management

The Board determines the Group's overall strategy and the acquisition of companies and real estate. In other respects, the Board is responsible for the organization and administration of the Group in accordance with the Swedish Companies Act. Working procedures in compliance with the Act were established in 1998 and are reviewed annually.

The Board consists of seven members, two employee representatives and two deputy employee representatives. The Board meets on not less than four occasions a year, of which one is a meeting combined with a visit and an in-depth review of a country in which the company has operations. During 2002, seven Board meetings were held.

ASSA ABLOY'S auditor participates in the Board's annual year-end meeting.

Group Management consists of 17 people. Geographical responsibilities are allocated within Group Management to ensure rapid and short decision-making paths. The Group endeavors to achieve a non-hierarchical and simple organizational structure.

In the annual budget process, the Board and Group Management establish business frameworks based on improvements on previous years, which also lay the basis for a high degree of decentralization of the Group's operations. The common financial and accounting policy establishes the financial control and monitoring framework.

ASSA ABLOY'S Board of Directors decided during the year to form an Audit Committee consisting of ASSA ABLOY Board members Melker Schörling (Chairman), Gustaf Douglas and Per-Olof Eriksson, and a Remuneration Committee consisting of ASSA ABLOY Board members Georg Ehrnrooth (Chairman), Melker Schörling and Sven-Christer Nilsson. The aim of these committees is to assist the Board in giving deeper and more efficient consideration to these matters. In addition, starting with the 2003 Annual General Meeting, the major shareholders will recommend a Nomination Committee with the task of preparing for the selection of Directors, the setting of Directors' remuneration and matters pertaining thereto before forthcoming General meetings. Up to the 2003 Annual General Meeting the tasks have been fulfilled by Georg Ehrnrooth, Gustaf Douglas and Melker Schörling.

Important events

Continued establishment of global platform and expanded product portfolio. The first stage in ASSA ABLOY'S growth strategy is to establish local leading positions throughout the world, to create a global platform and to expand the product portfolio.

Acquisitions made during 2002. The acquisitions made during the year represent significant additions to the Group and add both geographical and product strengths. The companies acquired during 2002 have total sales, pro forma, of SEK 2.3 billion, of which SEK 1.1 billion has been consolidated. The total acquisition price was SEK 3.3 billion. Goodwill amounts to SEK 2.6 billion, most of which is tax-deductible.

Acquisition of a new segment in the product portfolio through Besam. ASSA ABLOY'S strategy is based on creating security solutions that prevent unauthorized ingress while permitting fast, efficient evacuation and being easy and convenient to use. Door automatics form a natural component of such solutions. These products and systems are steadily growing in importance in society but up to now have formed only a limited part of the Group's product portfolio.

Besam is the world leader in the field of door automation. The product range consists of automatic door operators for swing doors, sliding doors and revolving doors. The company's market share in West Europe and the USA for the different product groups varies between 15 percent and 30 percent. The company is represented in more than 60 countries and has its own subsidiaries in 20 of them. Service and maintenance form an important and highly profitable part of the business and account for more than 30 percent of sales. It is only in recent years that the company has started to focus on this side of the business. Growth is currently running at more than 10 percent and there is substantial potential for development. Besam holds a unique position by virtue of its strong brand, its large installed base and its worldwide organization and aftermarket service. The head office and much of the production are located in Landskrona in Sweden. There are also manufacturing plants in Germany and the USA. There are about 1,400 employees, of which 310 are in Sweden. The market for door automatics has grown historically at 7-10 percent a year. In the second half of 2002 Besam's sales totaled around SEK 1,000 M, after the effect of the weak dollar, with a profit margin of over 10 percent. The acquisition price was SEK 3,050 M for a debt-free company. The acquisition generated goodwill of SEK 2,484 M, which it is planned to amortize over 20 years. The acquisition is expected to contribute to earnings per share from 2003 and to generate positive cash flow from the outset. The company is consolidated from 1 July 2002.

To finance the acquisition of Besam, the Board of Directors of ASSA ABLOY AB decided at the Board meeting on 30 May 2002 to increase the company's share capital by an issue of 10,000,000 new shares of Series B, in line with authority given at the Annual General Meeting. The issue price was SEK 126 per share. The issue was made by private placement to a number of Swedish and foreign institutional investors. The issue provided the company with SEK 1.26 billion of capital before costs.

Acquisitions in New Markets. Poli Cerraduras, the market leader in Chile, was acquired on 1 September 2002. The company has sales of SEK 75 M and 300 employees. The acquisition of Poli strengthens ASSA ABLOY's position in South America and will contribute to earnings per share from the outset.

CODAS Electronica, HID's distributor in Argentina, was acquired on 1 August 2002.

UBA Almadis, for many years Assa's distributor in Lithuania, was acquired on 1 October. Radikovic in Slovenia, acquired on 1 October, is focused primarily on high-security solutions and is a distributor for effeff. Union Locks Ltd in Kenya was acquired on 1 July 2002.

On 1 December 2002 the outstanding minority share in Mul-T-Lock in Israel was acquired.

Acquisitions of distributors in mature markets. VEMA, which was acquired on 1 April 2002, is market leader in the electromechanical field in the Netherlands. VEMA is a distributor for effeff's product range. The company has annual sales of EUR 9 M and shows high profitability. The acquisition will contribute to earnings per share from the outset.

INITIAL, since renamed Abloy France, was acquired on 1 April and specializes in electromechanical locking solutions, based on its position as Abloy's distributor in France for many years. The company has annual sales of EUR 3.3 M with stable profitability and growth.

Assets of the German company Melchert were acquired at book value. The company has annual sales of about EUR 8 M and for the last ten years has been Assa Ruko GmbH's partner in marketing security packages for locksmiths.

Acquisitions made in 2003. Interlock Holding AG in Switzerland, which was acquired on 1 January 2003, manufactures access-control cards with a wide range of technical applications, including contactless cards for access-control, time-and-attendance control and the identification industry. The company employs 70 people and has annual sales of CHF 12.6 M. The acquisition strengthens ASSA ABLOY'S position in electronic identification. For customers in Europe the acquisition will provide a wider choice of card-based access-control solutions and stronger support.


SEK M
25,000
20,000
15,000
10,000
5,000
0
1998
1999
2000
2001
2002
Sales


SEK M
3,500
2,800
2,100
1,400
700
0
1998
1999
2000
2001
2002
Income before tax*
Operating cash flow


SEK M
%
30,000
24,000
18,000
12,000
6,000
0
40
32
24
16
8
0
1998
1999
2000
2001
2002
Capital employed
Return on capital employed, % *
Return on capital employed before goodwill amortization *

*Key data for 2001 excludes non-recurring items.

Leverage Group strength. The second stage in ASSA ABLOY'S development strategy is to develop Group strength and to leverage synergy effects that arise in various areas. Fast, successful integration of acquired companies is an important factor in developing Group strength.

Integration of acquired companies. ASSA ABLOY took part in the Volvo Ocean Race to support the process of integrating the more than 100 companies that it had acquired around the world, and to develop and strengthen ASSA ABLOY'S identity internationally. The objective was to unite all the companies under a single vision and generate common values and work ethics. ASSA ABLOY'S internal Attitude Survey showed that the integration project has greatly increased awareness about ASSA ABLOY within the Group. The increase is especially great among production workers. 57 percent of ASSA ABLOY'S employees believe that their knowledge of ASSA ABLOY'S values, working methods and management philosophy has increased during the past year. The results also show that employees have great pride in their local company and that their positive attitude to ASSA ABLOY has increased. 75 percent say that they have great pride in their local company and 69 percent have a 'positive' or 'very positive' attitude to ASSA ABLOY. The Volvo Ocean Race project has also launched ASSA ABLOY as 'The world's leading lock company' all round the world. ASSA ABLOY'S total exposure in the media is estimated to have been worth more than USD 60 M.

The Volvo Ocean Race project has clearly speeded up and strengthened the Group's will to work together to develop Group strength. A number of new joint Group projects to leverage possible synergy effects in Research & Development, purchasing, production and sales have been initiated during the year. Developing the market towards 'more intelligent locks' and 'total solutions' requires coordinated investment in R&D, which is achieved through the Group's Product Council. Last year ASSA ABLOY'S CLIQ concept was launched as a successful example of such a joint project. In order to utilize ASSA ABLOY'S economic advantages of joint production of components and products, more and more production is being moved to the Group's low-cost countries, for example in eastern Europe, Mexico and China. The Group's purchasing of raw materials, components and finished products is continually coordinated by the Group's Purchasing Council, which has generated good results during the year. ASSA ABLOY has also worked for some while to introduce a Group-wide model for stock control, which has succeeded in freeing SEK 340 M of inventory in the past 24 months.

Benchmarking. Continuous benchmarking between the various units has continued to produce results in the form of higher productivity and further margin improvements in many companies. The Group's operating margin before goodwill amortization increased to 14.2 percent, even though the acquisitions of Besam and TESA produced lower margins than other Group companies initially.

Accelerating organic growth through increased focus on the customer. The Group is now ready to embark on the third stage of its development strategy, to accelerate organic growth by increasing focus on the customer. Security requirements are increasing throughout the world. The level of security varies greatly from country to country, and ASSA ABLOY has an excellent business opportunity to drive the development of high-security technology through increased understanding of individual customers' needs and better education of the market about security.

The Group's worldwide sales network is a source of great strength. Through increased cross-selling of the Group's broad and comprehensive product portfolio, the Group can strengthen its competitiveness and meet customers' requirements better. The distribution process is currently undergoing change. Two trends can be detected: towards more direct selling to the market, and towards more specialist distribution. Furthermore, with more sophisticated locking solutions and the need to satisfy particular customer demands, there are obvious benefits in distributors focusing on different users, e.g. on large or small companies or on private houses.

ASSA ABLOY'S organic growth for 2002 amounted to 2 percent, which should be compared with the 2-3 percent above GNP growth judged to be the normal rate of growth for the industry over a full business cycle. The weak growth seen in 2002 is explained in part by a weak economy in several major markets and in part by the generally low rate of inflation.

Comments on the income statement

Group sales totaled SEK 25,396.9 M (22,510.0). This is an increase of 13 percent compared with 2001. In local currencies the increase amounted to 17 percent, comprising organic growth of 2 percent (3) for comparable units, while acquired units accounted for 15 percent of the increase in volume.

Earnings before interest, tax, depreciation and amortization (EBITDA) amounted to SEK 4,545.0 M (4,019.9). This was an increase of 13 percent compared with 2001. The increase is primarily due to improvements in operational units and to acquisitions.

The gross margin, defined as EBITDA in relation to sales, was 17.9 percent (17.9). The unchanged margin is due to the lower margins of the newly acquired units.

The Group's operating income before goodwill amortization amounted to SEK 3,595.0 M (3,159.2), an increase of 14 percent. The operating margin before goodwill amortization (EBITA) was 14.2 percent (14.0). Goodwill amortization amounted to SEK 957.1 M (860.4). The increase is attributable to acquisitions during 2002 and 2001.

Consolidated income before tax and non-recurring items amounted to SEK 2,015.0 M (1,641.6). This represents an increase of 23 percent compared with the preceding year. In translating the income statements of subsidiaries, foreign exchange effects had a negative impact of SEK 88 M (42) on income before tax.

Profit margin, defined as income before tax and non-recurring items in relation to sales, was 7.9 percent (7.3).

The Group's tax charge totaled SEK 689.1 M (507.4), corresponding to an effective tax rate of 34.2 percent (34.4) in relation to income before tax. Net income for the year amounted to SEK 1,269.9 M (948.6).

The Parent Company's income before tax amounted to SEK –24.8 M (430.6).

Comments on the cash flow analysis

The consolidated operating cash flow amounted to SEK 3,524.7 M (2,338.4), equivalent to 175 percent (142) of income before tax. Cash flow from operating activities before interest and tax totaled SEK 4,539.3 M (4,062.8), an increase of 12 percent over the previous year. Projects to simplify flows and reduce working capital are contributing to the strong cash flow, and there is significant potential for further improvements.

Capital expenditure on tangible fixed assets, less sales of tangible fixed assets, amounted to SEK 838.9 M (829.9), which corresponded to 88 percent (96) of depreciation of tangible fixed assets applicable to the financial year.

Total purchase price for investments in subsidiaries amounted to SEK 3,335.4 M (6,979.6). Acquired net debt totaled SEK 92.3 M (82.2). The acquisitions carried out in 2002 were financed by a new issue, existing borrowings and internally generated cash flow.

The dividend to shareholders for the 2001 financial year was SEK 353.8 M (317.8), which represents SEK 1.00 per share.

The Parent Company's cash flow amounted to SEK 141.0 M (-357.9).

Comments on the balance sheet

Accounts receivable amounted to SEK 4,241.5 M (4,338.5), corresponding to 16.7 percent (19.3) of sales. Inventories amounted to SEK 3,595.0 M (3,812.0), which corresponds to 14.2 percent (16.9) of sales. Intangible fixed assets amounted to SEK 16,385.8 M (16,557.8). Goodwill on acquisitions of SEK 2,629.3 M were added during the year. A valuation model based on discounted future cash flow is used for regular reassessment of the possible need to write down goodwill. This has not resulted in any write-down during the year.


SEK M
%
12,000
10,000
8,000
6,000
4,000
2,000
0
60
50
40
30
20
10
0
1998
1999
2000
2001
2002
Shareholders' equity
Equity ratio


SEK M
16,000
12,000
8,000
4,000
0
2.0
1.5
1.0
0.5
0.0
1998
1999
2000
2001
2002
Net debt
Net debt / equity ratio


Number of employees
SEK M
30,000
24,000
18,000
12,000
6,000
0
1.0
0.8
0.6
0.4
0.2
0.0
1998
1999
2000
2001
2002
Average numbers of employees
Sales per average no. of employees

Tangible fixed assets amounted to SEK 6,175.0 M (6,941.5). Direct net investments in tangible fixed assets totaled SEK 838.9 M (829.9).

Capital employed in the Group – defined as total assets less interest-bearing assets and non-interest-bearing short-term and long-term liabilities, including deferred tax liabilities – amounted to SEK 26,701 M (27,861). The return on capital employed was 9.9 percent (9.7).

Financing

Cash and cash equivalents amounted to SEK 1,408.0 M (1,418.4). Cash and cash equivalents are invested in banks with high credit ratings. Net debt amounted to SEK 13,988.9 M (15,534.2), of which SEK 1,023.3 M (1,093.0) consisted of pension liabilities. In spite of the year's acquisitions, net debt fell. The reduction was due primarily to the strong operating cash flow, the new issue, and positive exchange rate effects.

The Group's long-term financing consists mainly of a Multi-Currency Revolving Credit (MRCF) agreement for a maximum of EUR 825 M (1,200), an EMTN program for a maximum of EUR 1,500 M (1,500), a Nordic MTN program for SEK 3,000 M (2,000) and a Swedish commercial paper program for SEK 5,000 M (3,000). At year-end the EMTN program had been utilized for SEK 5,494 M, the commercial paper program for SEK 3,735 M, the Nordic MTN program for SEK 1,831 M and the MRCF agreement for SEK 1,313 M.

The interest-coverage ratio, defined as income before taxes, plus net interest and non-recurring items, divided by net interest, was 3.9 (3.5).

Periods for fixed-interest-rate borrowings are generally short, averaging less than one year. This is partly because Group revenues largely follow the trends in each country, and partly due to the strong cash flow.

Shareholders' equity totaled SEK 12,381.2 M (11,845.6). The equity ratio was 38.2 percent (35.6). The net debt / equity ratio was 1.13 (1.31).

Ratings

Standard & Poor's has assigned an 'A-minus' long-term and an 'A-2' short-term corporate credit rating to ASSA ABLOY. The Swedish commercial paper program has been rated 'K1'. The ratings reflect the Group's strong position on the stable lock market, its geographically diverse earnings base, its strong cash flow and the company's financial profile.

Personnel

The average number of employees was 28,754 (24,211). The increase was mainly due to the acquisitions.

The Group's total wage, salary and other remuneration payments, including holiday pay but excluding social welfare costs, amounted to SEK 6,701.2 M (5,740.9).

The average number of employees in the Parent Company was 37 (34).

Environmental impact

Four of the ASSA ABLOY Group's subsidiaries in Sweden carry out permitted business activities in accordance with environmental regulations. The Group's permitted and registered activities affect the external environment chiefly through the subsidiaries Assa AB, Assa Industri AB, AB FAS Låsfabrik and FIX AB. The companies operate machine shops and foundries and associated surface-coating plants which have an impact on the external environment through the discharge of water and air.

The subsidiaries Assa AB, Assa Industri AB, AB FAS Låsfabrik and FIX AB are actively addressing environmental questions, and are certified in accordance with ISO 14001.

Legal disputes

ASSA ABLOY's dispute regarding VingCard's liability to pay damages to a development company in Texas, for which SEK 166 M was reserved in the 2001 accounts, has been finally decided in line with the earlier judgment.

However, another company, Ibertech, has since sued VingCard on the grounds of the same contractual obligations. Settlement negotiations are in hand and it is still too early to judge the final outcome of this dispute. No reservation has therefore been made in the consolidated balance sheet. In the 2001 Annual Report ASSA ABLOY reported a dispute in which the former owner of Mul-T-Lock was claiming a sum of about USD 45 M. After ASSA ABLOY won an important interim court judgment in Tel Aviv, the parties have come to a settlement without significant net cost for ASSA ABLOY.

Accounting principles

The new recommendations of the Swedish Financial Accounting Standards Council, which came into force on 1 January 2002, have been adopted in this Report. This has not resulted in adjustment of figures for previously reported periods. In all other respects accounting principles are unchanged from previous years.

Outlook for 2003

ASSA ABLOY's development prospects are substantial. The Group's strong position, security-driven growth and potential for continued rationalization as well as the ongoing consolidation of the lock industry create opportunities for continued good growth and profit development.

Proposed disposition of earnings

As shown in the consolidated balance sheet, the Group's unrestricted equity amounts to SEK 1,672.4 M (2,200.6). No transfer to the Group's restricted equity is required.

The following unappropriated earnings are available for disposition by the shareholders at the Annual General Meeting:

Net income for the year: SEK -26.4 M
Unappropriated earnings brought forward: SEK 3,394.6 M
Total: SEK 3,368.2 M

The Board of Directors and the President propose that a dividend of SEK 1.25 per share, a maximum total of SEK 457.4 M, be distributed to shareholders and that the remainder be carried forward to the new financial year.

Stockholm, 6 February 2003

Georg Ehrnrooth
Chairman

Melker Schörling
Vice Chairman

Gustaf Douglas

Per-Olof Eriksson

Göran Ehrnrooth

Sven-Christer Nilsson

Carl-Henric Svanberg
President

Mats Persson
Employee representative

Gösta Johnsson
Employee representative

Our audit report was issued on 7 February 2003

PricewaterhouseCoopers AB

Anders Lundin
Authorized Public Accountant

Consolidated income statement and cash flow statement

Consolidated income statement

	2002 EUR M[1]	2002 SEK M	2001 SEK M	2000 SEK M
Sales (Note 1)	2,778.7	25,396.9	22,510.0	14,394.1
Cost of goods sold	-1,698.7	-15,525.9	-13,863.1	-8,567.6
Gross income	**1,080.0**	**9,871.0**	**8,646.9**	**5,826.5**
Selling expenses	-441.9	-4,038.6	-3,716.1	-2,496.1
Administrative expenses (Note 3)	-190.6	-1,742.0	-1,420.1	-946.1
Research and development costs	-46.9	-428.9	-367.0	-233.3
Other operating income	13.0	118.9	146.7	105.4
Other operating expenses	-20.3	-185.4	-131.2	-149.2
Operating income before goodwill amortization (Notes 2, 5)	**393.3**	**3,595.0**	**3,159.2**	**2,107.2**
Goodwill amortization (Note 4)	-104.7	-957.1	-860.4	-387.0
Non-recurring items (Note 7)	-	-	-166.0	-
Operating income	**288.6**	**2,637.9**	**2,132.8**	**1,720.2**
Financial items (Note 8)	-69.0	-631.1	-664.4	-330.6
Share in earnings of associated companies	0.9	8.2	7.2	12.4
Income before tax	**220.5**	**2,015.0**	**1,475.6**	**1,402.0**
Income tax (Note 9)	-70.1	-639.9	-465.5	-443.8
Other taxes	-5.4	-49.2	-41.9	-9.3
Minority interests	-6.1	-56.0	-19.6	-33.8
Net income	**138.9**	**1,269.9**	**948.6**	**915.1**

	2002	2001	2000
Earnings per share after tax and before conversion, SEK*	3.53	2.99***	2.76
Earnings per share after tax and full conversion, SEK**	3.53	2.98***	2.73
Earnings per share after tax and full conversion excluding goodwill, SEK**	6.13	5.39***	3.88

* Numbers of shares, in thousands, used in the calculations are 359,952 for 2002, 353,236 for 2001 and 331,813 for 2000.

** Numbers of shares, in thousands, used in the calculations are 366,716 for 2002, 357,276 for 2001 and 338,051 for 2000.

*** Excluding non-recurring items

1) EUR/SEK average rate 9.14
2) EUR/SEK rate at 31 Dec 9.16

Consolidated cash flow statement

	2002 EUR M[1]	2002 SEK M	2001 SEK M	2000 SEK M
OPERATING ACTIVITIES				
Operating income	288.6	2,637.9	2,132.8	1,720.2
Depreciation and amortization (Note 4)	208.7	1,907.1	1,721.1	985.2
Adjustment for non-recurring items	-	-	166.0	-
Adjustment for non-cash items (Note 25)	-0.6	-5.7	43.0	-1.6
Cash flow before interest and tax	**496.7**	**4,539.3**	**4,062.8**	**2,703.8**
Paid and received interest (Note 25)	-63.5	-580.6	-817.4	-356.9
Income tax paid	-56.6	-516.9	-537.1	-453.2
Cash flow before changes in working capital	**376.6**	**3,441.8**	**2,708.3**	**1,893.7**
Change in working capital (Note 25)	44.3	404.9	-77.1	-94.3
Cash flow from operating activities	**420.9**	**3,846.7**	**2,631.2**	**1,799.4**
INVESTING ACTIVITIES				
Acquisitions/disposals of tangible fixed assets (Note 25)	-91.8	-838.9	-829.9	-496.9
Investments in subsidiaries (Note 25)	-374.8	-3,425.3	-6,286.9	-4,672.4
Investments in associated companies (Note 25)	-1.0	-9.3	-	-
Other investments (Note 25)	0.6	5.5	4.6	-19.9
Cash flow from investing activities	**-467.0**	**-4,268.0**	**-7,112.2**	**-5,189.2**
FINANCING ACTIVITIES				
New share issues	136.1	1,243.7	-	1,509.9
Dividends paid	-38.7	-353.8	-317.8	-237.5
Net cash effect of changes in borrowings	-35.3	-322.3	4,577.2	3,336.3
Cash flow from financing activities	**62.1**	**567.6**	**4,259.4**	**4,608.7**
CASH FLOW (Note 25)	**16.0**	**146.3**	**-221.6**	**1,218.9**
CHANGE IN NET DEBT				
Net debt at 1 January[2]	**1,695.9**	**15,534.2**	**8,559.9**	**2,997.7**
Operating cash flow	-385.6	-3,524.7	-2,338.4	-1,755.7
Tax paid	56.6	516.9	537.1	453.2
Acquisitions	390.4	3,568.7	7,254.9	8,164.0
New share issues	-136.1	-1,243.7	-	-1,509.9
Dividends	38.7	353.8	317.8	237.5
Translation differences	-132.7	-1,216.3	1,202.9	-26.9
Net debt at 31 December[2]	**1,527.2**	**13,988.9**	**15,534.2**	**8,559.9**
OPERATING CASH FLOW				
Cash flow from operating activities	420.9	3,846.7	2,631.2	1,799.4
Acquisitions/disposals of tangible fixed assets (Note 25)	-91.8	-838.9	-829.9	-496.9
Adjustment for income tax paid	56.6	516.9	537.1	453.2
Operating cash flow	**385.6**	**3,524.7**	**2,338.4**	**1,755.7**

Consolidated balance sheet

Assets

	31 Dec. 2002 EUR M[2]	31 Dec. 2002 SEK M	31 Dec. 2001 SEK M	31 Dec. 2000 SEK M
Fixed assets				
Intangible fixed assets				
Goodwill (Note 10)	1,770.0	16,213.5	16,371.0	12,077.9
Intangible rights (Note 11)	18.8	172.3	186.8	181.1
Total intangible fixed assets	**1,788.8**	**16,385.8**	**16,557.8**	**12,259.0**
Tangible fixed assets (Note 12)				
Buildings	234.8	2,150.8	2,228.2	1,618.3
Land and land improvements	73.4	672.7	698.8	525.9
Construction in progress	27.7	254.1	360.6	237.2
Machinery	263.9	2,417.2	2,909.7	1,914.3
Equipment	74.3	680.2	744.2	515.3
Total tangible fixed assets	**674.1**	**6,175.0**	**6,941.5**	**4,811.0**
Financial fixed assets				
Shares in associated companies (Note 14)	4.5	41.4	22.8	59.8
Other shares and participations	5.2	47.3	47.5	7.3
Long-term receivables	10.2	93.6	118.2	44.2
Deferred tax receivables	53.0	485.7	378.3	351.7
Total financial fixed assets	**72.9**	**668.0**	**566.8**	**463.0**
Total fixed assets	**2,535.8**	**23,228.8**	**24,066.1**	**17,533.0**
Current assets				
Inventories and work in progress (Note 15)	392.5	3,595.0	3,812.0	2,808.4
Accounts receivable	463.0	4,241.5	4,338.5	3,276.3
Prepaid expenses and accrued income	28.1	257.2	256.9	191.4
Other receivables	48.8	446.2	502.8	467.7
Short-term investments (Note 24)	44.8	410.0	800.0	1,020.0
Cash and bank balances (Note 24)	118.1	1,081.9	892.7	732.1
Total current assets	**1,095.3**	**10,031.8**	**10,602.9**	**8,495.9**
TOTAL ASSETS	**3,631.1**	**33,260.6**	**34,669.0**	**26,028.9**
ASSETS PLEDGED (Note 21)				
Real estate mortgages	5.3	48.4	48.3	2.0
Chattel mortgages	0.0	0.3	0.3	1.8

Equity and liabilities

	31 Dec. 2002 EUR M[2]	31 Dec. 2002 SEK M	31 Dec. 2001 SEK M	31 Dec. 2000 SEK M
Shareholders' equity (Note 16)				
Restricted equity				
Share capital	39.9	365.9	353.8	352.5
Restricted reserves	1,129.1	10,342.9	9,291.2	8,578.1
Total restricted equity	**1,169.0**	**10,708.8**	**9,645.0**	**8,930.6**
Unrestricted equity				
Unrestricted reserves	43.8	402.5	1,252.0	813.3
Net income	138.9	1,269.9	948.6	915.1
Total unrestricted equity	**182.7**	**1,672.4**	**2,200.6**	**1,728.4**
Total shareholders' equity	**1,351.7**	**12,381.2**	**11,845.6**	**10,659.0**
Minority interests	**36.1**	**330.9**	**481.7**	**559.8**
Provisions				
Provisions for PRI pensions	11.3	103.1	62.6	58.9
Provisions for other pensions	100.4	920.2	1,030.4	910.1
Deferred tax liability	33.9	310.2	358.3	281.3
Total provisions	**145.6**	**1,333.5**	**1,451.3**	**1,250.3**
Long-term liabilities (Note 17)				
Long-term loans (Note 18)	920.7	8,433.5	11,006.1	7,712.2
Convertible debenture loans (Note 19)	100.0	915.7	1,104.9	250.0
Other long-term non-interest-bearing liabilities	8.7	79.9	16.3	3.0
Total long-term liabilities	**1,029.4**	**9,429.1**	**12,127.3**	**7,965.2**
Current liabilities				
Short-term loans	564.6	5,172.0	4,074.5	1,398.4
Income tax liability	50.6	463.1	390.2	214.7
Accounts payable	168.8	1,546.0	1,574.1	1,407.3
Accrued expenses and prepaid income (Note 20)	218.4	2,000.7	1,861.3	1,779.0
Other current liabilities	65.9	604.1	863.0	795.2
Total current liabilities	**1,068.3**	**9,785.9**	**8,763.1**	**5,594.6**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**3,631.1**	**33,260.6**	**34,669.0**	**26,028.9**
CONTINGENT LIABILITIES (Note 22)				
Guarantees	48.5	444.2	347.7	462.9
Other	0.2	2.0	2.2	-

2) EUR/SEK rate at 31 Dec 9.16

Parent Company income statement and cash flow statement

Parent Company income statement

	2002 EUR M[1]	2002 SEK M	2001 SEK M
Administrative expenses (Notes 3, 5)	-17.6	-160.9	-162.7
Other operating income	58.3	532.8	667.1
Operating income (Note 2)	**40.7**	**371.9**	**504.4**
Income from financial investments:			
Income from shares and participation in subsidiaries (Note 6)	32.4	295.8	348.8
Financial items (Note 8)	-75.8	-692.5	-422.6
Income before tax	**-2.7**	**-24.8**	**430.6**
Appropriations	-	-	18.3
Income tax (Note 9)	-0.2	-1.6	0.0
Net income	**-2.9**	**-26.4**	**448.9**

Parent Company cash flow statement

OPERATING ACTIVITIES	2002 EUR M[1]	2002 SEK M	2001 SEK M
Net income	-2.9	-26.4	448.9
Depreciation (Note 4)	0.3	2.8	4.1
Income from the disposal of shares in subsidiaries (Note 6)	-10.4	-94.9	-192.1
Liquidation loss (Note 6)	8.6	78.9	322.6
Reversal of appropriations	-	-	-18.3
Cash flow before changes in working capital	**-4.4**	**-39.6**	**565.2**
Current receivables increase/decrease (-/+)	21.5	196.6	-245.6
Current operating liabilities increase/decrease (+/-)	-33.1	-302.9	370.7
Changes in working capital	**-11.6**	**-106.3**	**125.1**
Cash flow from operating activities	**-16.1**	**-145.9**	**690.3**
INVESTING ACTIVITIES			
Disposal/Acquisitions equipment	0.4	3.7	-4.5
Investments in subsidiaries	-214.6	-1,961.7	-3,690.4
Sales of shares in subsidiaries	34.1	311.6	2,759.9
Changes in other financial fixed assets	-	-	1.4
Cash flow from investing activities	**-180.1**	**-1,646.4**	**-933.6**
FINANCING ACTIVITIES			
New share issues	137.9	1,260.0	-
Dividends paid	-38.7	-353.8	-317.8
Net cash effect from changes in borrowings	112.3	1,027.1	203.2
Cash flow from financing activities	**211.5**	**1,933.3**	**-114.6**
CASH FLOW	**15.3**	**141.0**	**-357.9**
CASH AND CASH EQUIVALENTS			
Cash and cash equivalents at 1 January [2]	**6.5**	**59.0**	**416.9**
Cash flow	15.4	141.0	-357.9
Cash and cash equivalents at 31 December (Note 24)	**21.9**	**200.0**	**59.0**

1) EUR/SEK average rate 9.14
2) EUR/SEK rate at 31 Dec 9.16

Parent Company balance sheet

Assets

	31 Dec. 2002 EUR M[2]	31 Dec. 2002 SEK M	31 Dec. 2001 SEK M
Fixed assets			
Intangible fixed assets			
Intangible rights (Note 11)	0.1	0.9	-
Total intangible fixed assets	**0.1**	**0.9**	**-**
Tangible fixed assets (Note 12)			
Equipment	0.6	5.2	13.0
Total tangible fixed assets	**0.6**	**5.2**	**13.0**
Financial fixed assets			
Shares in subsidiaries (Note 13)	2,431.8	22,275.5	20,625.4
Receivables due from subsidiaries	301.6	2,762.7	2,762.7
Other long-term receivables	-	-	3.1
Other financial assets	4.5	40.8	40.8
Total financial fixed assets	**2,737.9**	**25,079.0**	**23,432.0**
Total fixed assets	**2,738.5**	**25,085.2**	**23,445.0**
Current assets			
Receivables due from subsidiaries	875.7	8,021.2	8,113.8
Other receivables	1.2	10.6	57.1
Prepaid expenses and accrued income	4.0	36.8	162.7
Other short-term investments (Note 24)	0.2	1.8	160.6
Cash and bank balances (Note 24)	21.6	198.2	51.1
Total current assets	**902.7**	**8,268.6**	**8,545.3**
TOTAL ASSETS	**3,641.1**	**33,353.8**	**31,990.3**
ASSETS PLEDGED	**None**	**None**	**None**

Equity and liabilities

	31 Dec. 2002 EUR M[2]	31 Dec. 2002 SEK M	31 Dec. 2001 SEK M
Shareholders' equity (Note 16)			
Restricted equity			
Share capital	39.9	365.9	353.8
Share premium reserve	901.7	8,259.6	6,884.5
Statutory reserve	70.5	645.4	645.4
Total restricted equity	**1,012.1**	**9,270.9**	**7,883.7**
Unrestricted equity			
Retained earnings	370.6	3,394.6	3,407.8
Net income	-2.9	-26.4	448.9
Total unrestricted equity	***367.7***	***3,368.2***	***3,856.7***
Total shareholders' equity	**1,379.8**	**12,639.1**	**11,740.4**
Long-term liabilities			
Long-term loans	657.2	6,019.8	6,218.2
Long-term loans due to subsidiaries	301.6	2,762.7	2,762.7
Convertible debenture loan (Note 19)	100.0	915.7	1,104.9
Corporate credit line (Note 18)	31.0	283.7	212.9
Total long-term liabilities	***1,089.7***	***9,981.9***	***10,298.7***
Current liabilities			
Short-term loans	79.0	723.4	406.4
Accounts payable	1.4	12.8	18.3
Liabilities to subsidiaries	1,082.5	9,916.8	9,381.9
Accrued expenses and prepaid income (Note 20)	6.0	54.9	122.8
Other current liabilities	2.7	24.9	21.8
Total current liabilities	**1,171.6**	**10,732.8**	**9,951.2**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**3,641.1**	**33,353.8**	**31,990.3**
CONTINGENT LIABILITIES (Note 22)			
Guarantees	787.5	7,213.1	5,217.2

2) EUR/SEK at 31 Dec 9.16

Accounting and valuation principles

The Group's accounting and valuation principles comply with Sweden's Annual Accounts Act and the standards of the Swedish Financial Accounting Standards Council, in accordance with the listing contract of the Stockholm Stock Exchange.

The new recommendations of the Swedish Financial Accounting Standards Council, which came into force on 1 January 2002, have been adopted in this Report. This has not resulted in adjustment of figures for previously reported periods. In all other respects accounting principles are unchanged from previous years.

Consolidated accounts

The consolidated financial statements include the Parent Company and companies in which the Parent Company held more than 50 percent of the votes at year-end, as well as companies in which the Parent Company exercises control by some other means. The consolidated income statement includes companies acquired during the year, with values as from the date of acquisition. The consolidated financial statements are prepared in accordance with the purchase method, which means that the acquisition value of shares in subsidiaries is eliminated against their shareholders' equity at the time of acquisition. In this context, shareholders' equity in subsidiaries is determined on the basis of the fair value of assets, liabilities and provisions at the date of acquisition. If required in accordance with the purchase method, an allocation is made to a restructuring provision. In the case of untaxed reserves in acquired subsidiaries, the estimated tax liability is reported as a provision in accordance with the tax rate in each country. If the acquisition value of shares in a subsidiary exceeds the acquired shareholders' equity as computed above, the difference is reported as goodwill, which is amortized according to plan. If the acquisition value of shares in subsidiaries is less than the acquired shareholders' equity, a provision for negative goodwill is made, which is dissolved in accordance with a defined plan.

Minority interests

Minority interests in the year's income statement and shareholders' equity are based on subsidiaries' accounts prepared in accordance with the Group's accounting principles.

Associated companies

Associated companies are defined as companies which are not subsidiaries but companies in which the Parent Company has shareholdings which, directly or indirectly, represent at least 20 percent of all participations. Participations in associated companies are reported in accordance with the equity method. The consolidated income statement includes shares in the income before tax of associated companies. In cases in which the acquisition value of shares in associated companies was higher than the shareholders' equity in the acquired company at the acquisition date, the difference is amortized on the same basis as consolidated goodwill, following an analysis of the character of the surplus value, and is charged against share in earnings of associated companies. Participation in the income tax of subsidiaries is included in the Group's tax expense. In the consolidated balance sheet, shareholdings in associated companies are reported at the acquisition value, adjusted for dividends and participation in income after the date of acquisition. In determining the equity share, untaxed reserves are attributed to shareholders' equity after deduction for estimated tax.

Translation of foreign subsidiaries

The Group applies the so-called current method for translating the accounts of all foreign subsidiaries that are considered to operate with a high degree of independence. The current method has been applied so that all balance sheet items except net income are translated at the closing-day rate. Net income is translated at the average rate and the difference arising thereby is taken directly to unrestricted reserves. Subsidiaries' income statements are translated at the average rate for the financial year. Subsidiaries operating in high-inflation countries, e.g. Romania, are translated using the so-called monetary method.

The Group hedges to a limited extent its investments in foreign net assets. Hedging is implemented through loans and forward exchange contracts. These are valued at the exchange rate prevailing at year-end. Exchange rate differences on hedging operations, as well as differences that arise when foreign net assets are translated, are carried directly to shareholders' equity in the balance sheet. Interest differentials on forward contracts are annualized and reported in the income statement.

Exchange rates

The rates for currencies used in the Group were as follows (average for the year and rate at year-end):

		Average rate	Year-end rate
Argentina	ARS	2.76	2.60
Australia	AUD	5.26	4.95
Bermuda	BMD	9.82	8.84
Brazil	BRL	3.46	2.47
Canada	CAD	6.18	5.55
Switzerland	CHF	6.23	6.30
Chile	CLP	0.014	0.012
China	CNY	1.17	1.06
Czech Republic	CZK	0.30	0.29
Denmark	DKK	1.23	1.23
Estonia	EEK	0.58	0.59
Euroland	EUR	9.14	9.16
Great Britain	GBP	14.57	14.04
Hong Kong	HKD	1.24	1.12
Hungary	HUF	0.038	0.039
Indonesia	IDR	0.0010	0.0010
Israel	ILS	2.06	1.85
India	INR	0.20	0.18
Japan	JPY	0.079	0.074
Kenya	KES	0.12	0.11
Lithuania	LTL	2.64	2.65
Mauritius	MUR	0.32	0.30
Mexico	MXN	1.01	0.84
Malaysia	MYR	2.56	2.30
Nigeria	NGN	0.080	0.069
Norway	NOK	1.22	1.26
New Zealand	NZD	4.48	4.61
Poland	PLN	2.39	2.28
Romania	ROL	0.00029	0.00026
Russia	RUR	0.31	0.27
Singapore	SGD	5.42	5.04
Slovenia	SIT	0.041	0.044

		Average rate	Year-end rate
Slovakia	SKK	0.21	0.22
Thailand	THB	0.23	0.20
USA	USD	9.71	8.76
Uruguay	UYU	0.51	0.32
South Africa	ZAR	0.93	1.01
Zimbabwe	ZWD	0.18	0.16

Revenue recognition

Revenue recognition of sales of goods is reported at the time of delivery to the customer. All sales are reported less VAT, discounts, returns and freight.

Intra-Group sales

Pricing of deliveries between Group companies is in accordance with business principles and at market prices. Internal profits arising from intra-Group sales have been eliminated.

Leasing

Only operational leasing occurs in the Group.

Research and development

Research costs are expensed as they are incurred. The costs of development work are included in the balance sheet only if future economic benefits can be reliably demonstrated and estimated.

Depreciation according to plan

Depreciation according to plan is based on the historical cost of assets, with due consideration of the estimated economic life of the asset. A depreciation period of five years has been applied for intangible rights. Group goodwill is amortized over 10-20 years, depending on the type of company concerned. Goodwill in well-established companies with independent and well-known trademarks is amortized over 10 years. Goodwill in companies that, in addition, constitute a strategic acquisition in terms of products or markets is amortized over 20 years. The depreciation period for office buildings is 50 years, and for industrial buildings 25 years. A depreciation period of 7-10 years is applied to machinery and other technical facilities. Equipment and tools are depreciated over 3-6 years.

Taxation

All taxes that are expected to apply to the income reported are accounted for in the income statement. These taxes have been calculated in accordance with the tax regulations in each country and are reported as current-year tax. Costs and revenue that affect both the financial statements and income taxation but in different financial years are reported as deferred tax.

Deferred income taxes are accounted for under the balance sheet liability method. Accordingly deferred tax is accounted for on all temporary differences between the carrying amount of an asset or liability and its tax base. Deferred tax assets and liabilities are calculated at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

Cash flow statement

The cash flow statement has been prepared according to the indirect method. The reported cash flow includes only transactions involving cash payments.

As well as cash and bank balances, cash and cash equivalents are taken to include short-term investments that are exposed to only small risks of change in value and have a maturity date less than three months from the date of acquisition.

Intangible and tangible assets

Intangible and tangible assets are reported at acquisition value after deduction for accumulated depreciation according to plan and possible writing-down. A valuation model based on discounted future cash flow is used for regular reassessment of the possible need to write down goodwill.

Inventories

Inventories are valued at the lower of cost and net realizable value in accordance with the FIFO method. Provisions have been made for obsolescence. Deductions are made for internal profits arising from deliveries between Group companies. Work in progress and finished goods include both direct costs incurred and an allocation of indirect manufacturing costs.

Receivables

Receivables have been valued in the amounts expected to be received.

Receivables, liabilities and provisions in foreign currency

Receivables, liabilities and provisions in foreign currency in individual companies' accounts have been translated at the year-end rate. The forward rate has been used when exchange rates have been hedged by means of forward contracts.

Provisions

Provisions have been made for all obligations attributable to the fiscal year or prior fiscal years which, on the closing date, were likely to be incurred, but which were uncertain as to amount or date of payment. In making provisions for pensions, companies follow their country's local rules.

Financial risk management

ASSA ABLOY is exposed to a variety of financial risks through its international business operations.

Organization and activities

ASSA ABLOY's financial policy, which is reviewed annually by the Board of Directors, constitutes a framework of guidelines and regulations for the management of financial risks and financial activities in general.

ASSA ABLOY's financial activities are coordinated centrally within the subsidiary ASSA ABLOY Treasury S.A. in Switzerland, which functions as the Group's internal bank. External financial transactions are conducted by the internal bank, which also handles transactions involving foreign currencies and interest rates. The internal bank achieves many economies of scale, for example concerning pricing of various interest rates.

Financing and liquidity risks

Financing and liquidity risks are defined as the risks of being unable to meet payment obligations as a result of inadequate liquidity or difficulties in obtaining credit from external sources. The internal bank is responsible for external borrowing and external investments. ASSA ABLOY strives to have access, on every occasion, to both short-term and long-term loan facilities appropriate to its anticipated needs for the year ahead, apart from major acquisitions.

Counterparty risks

Financial risk management exposes ASSA ABLOY to certain counterparty risks. This exposure arises, for instance, from the placement of surplus cash and through the use of derivative instruments. Group financial policy prescribes detailed rules for handling counterparty risks.

Interest-rate risks

Interest-rate fluctuations have a direct impact on ASSA ABLOY'S net interest expense, but there is also an indirect effect on the Group's operating income as a result of the impact of interest rates on the economy as a whole. The internal bank is responsible for identifying and managing the Group's interest-rate exposure. Interest duration in the Group is generally short, with an average duration of less than a year. At year-end, the average interest duration was around 9 months.

Currency risks

Currency risks affect ASSA ABLOY mainly through translation of capital employed and net debt, through translation of income in foreign subsidiaries, and through flow of goods between countries ('transaction exposure').

Translation exposure. The effect arising on translation of capital employed is limited by the fact that financing is largely in local currency. The currency exposure and gearing per currency in the Group should generally reflect the overall exposure and gearing for the whole Group. This limits the effect from movements in individual currencies on the gearing for the Group.

Exposure of Group earnings. A general strengthening of the Swedish krona by one percent has a negative impact of about SEK 250 M on Group sales and SEK 7-8 M on Group earnings.

Transaction exposure. Currency risks in the form of transaction exposure, or the relative values of exports and imports of goods, are limited in the Group. The exposure that does exist relates in particular to VingCard's exports from Norway, chiefly to the USA, Abloy's exports from Finland to the USA and Besam's exports from Sweden to EU countries and the USA. ASSA ABLOY's policy is to keep transaction exposure within a specified framework.

Cash management

Cash management in subsidiaries focuses on minimizing operating capital employed. The internal bank manages a Group-wide netting system to minimize the number of payment transactions and related costs. In countries with several operating companies, surpluses and deficits are matched in the local subsidiaries at country level through cash pool solutions. The internal bank manages the investment or financing of these cash pools.

Financial derivative instruments

Financial derivative instruments such as currency and interest-rate forwards are used to the extent necessary. The object of using derivative instruments is solely to reduce exposure to financial risks. Financial derivative instruments are not used with speculative intent.

Notes:

Note 1 Sales by organizational unit [1)]

	2002 SEK M	2001 SEK M	2000 SEK M
Scandinavia	1,970	1,914	1,889
Finland	1,150	1,165	1,060
Central Europe [2)]	1,600	1,432	1,027
South Europe [3)]	3,723	2,905	2,232
United Kingdom	1,259	1,281	665
North America	10,465	9,682	5,409
South Pacific	1,138	841	772
New Markets [4)]	1,952	2,029	981
Hospitality	992	1,056	1,052
Identification	1,283	1,100	-
Door Automatics	1,015	-	-
Elimination for internal sales	-1,150	-894	-693
Total	**25,397**	**22,510**	**14,394**

1) Including exports from each market
2) Germany, The Netherlands, Switzerland and Austria
3) France, Belgium, Italy and Spain
4) Africa, Asia, Israel, South America and eastern Europe

Senior executive remuneration
The Chairman of the Board and the Board members receive remunerations that are set by the Board within the framework set by the Annual General Meeting. This in total is SEK 1,875,000 (1,875,000). The employee representatives do not receive Board member remuneration.

The remuneration paid to the President and other senior executives consists of a basic salary, a bonus, other benefits and a pension. The bonus is based on income for the responsibility area concerned compared with the previous year. Group Management comprises 16 senior executives and the President (see Page 76).

The Chairman of the Board and the other Board members have no pension benefits. Pensions are arranged for the President and others in Group Management through participation in the ITP plan or equivalent. In addition, the President and specific other senior executives have the right to retire at the earliest on reaching the age of 60. The pension is based on the retiree's salary on retiring and is 70 percent of this salary between the ages of 60 and 65 and 50 percent of this salary after the age of 65 and for the remainder of his/her life.

The Chairman of the Board and the other Board members have no severance pay agreements. The President has a severance payment agreement providing up to 100 percent of his salary for 24 months. The payment is only made where the company terminates the contract. Others in Group Management receive a severance payment of 100 percent of their salary for a maximum of 12 months.

Note 2 Salaries and wages, other remunerations and social costs

Salaries and wages other remuneration (of which bonus to managing directors)

Group	2002 SEK M		2001 SEK M		2000 SEK M	
Sweden	338.0	(4.6)	262.9	(2.7)	233.5	(2.2)
Finland	272.5	(-)	266.5	(-)	249.8	(0.8)
Norway	270.1	(1.2)	236.7	(0.8)	225.2	(0.4)
Denmark	114.7	(1.0)	112.1	(0.7)	89.3	(0.3)
Germany	426.5	(1.2)	371.3	(-)	319.4	(0.4)
United Kingdom	484.3	(0.6)	481.9	(0.7)	192.6	(1.7)
Belgium	46.5	(0.3)	37.4	(0.5)	30.7	(0.2)
France	564.4	(2.3)	525.9	(2.5)	460.5	(2.0)
The Netherlands	103.1	(0.5)	72.8	(0.3)	30.8	(0.3)
Czech Republic	43.3	(-)	37.4	(0.1)	29.9	(0.1)
Canada	97.7	(0.3)	80.7	(0.5)	32.6	(0.5)
Australia	216.5	(0.7)	204.7	(0.4)	190.0	(0.1)
New Zealand	98.2	(-)	20.7	(-)	7.3	(-)
USA	2,574.6	(18.8)	2,426.8	(14.1)	1,197.1	(8.8)
China	75.4	(0.2)	77.0	(1.1)	40.6	(0.1)
Romania	13.6	(-)	11.7	(-)	8.7	(-)
Israel	69.0	(0.8)	74.8	(-)	44.5	(-)
Italy	100.1	(0.1)	86.6	(0.1)	35.5	(0.2)
South Africa	54.4	(0.7)	40.2	(-)	7.8	(-)
Mexico	267.8	(0.9)	109.8	(0.2)	25.8	(0.3)
Spain	257.4	(-)	57.4	(0.2)	-	(-)
South America	32.4	(-)	33.6	(0.2)	-	(-)
Other	180.7	(0.5)	112.0	(0.5)	88.0	(2.1)
Total	**6,701.2**	**(34.7)**	**5,740.9**	**(25.6)**	**3,539.6**	**(20.5)**
Parent company						
Sweden	44.7	(4.3)	38.0	(5.5)	29.7	(1.2)

Social costs (of which pensions)

Group	2002 SEK M		2001 SEK M		2000 SEK M	
Total	2,048.6	(400.5)	1,720.7	(325.9)	1,077.8	(209.9)
Parent company						
Sweden	30.5	(17.0)	19.1	(6.4)	12.2	(2.4)

Remunerations and other benefits to senior executives.

SEK M	Salary/ Remuneration	Bonus costs	Pension benefits	Other security	Social costs	Total
The Chairman of the Board	0.5	-	-	-	-	0.5
Other Board members	1.4	-	-	-	0.5	1.9
President	6.6	4.3	4.1	0.1	4.6	19.7
Other senior executives	38.7	23.8	11.1	5.7	7.0	86.3
Total	**47.2**	**28.1**	**15.2**	**5.8**	**12.1**	**108.4**

See Page 76 for senior executives' share and convertible security holdings.

Note 3 Auditor's fees

	Group 2002 SEK M	2001 SEK M	2000 SEK M	Parent Company 2002 SEK M	2001 SEK M
Audit					
PricewaterhouseCoopers	24.9	20.1	13.7	2.2	2.3
Others	5.6	5.0	2.6	-	-
Other assignments					
PricewaterhouseCoopers	11.4	4.8	10.6	4.0	2.6
Others	6.2	4.0	3.7	1.1	-
Total	**48.1**	**33.9**	**30.6**	**7.3**	**4.9**

Note 4 Depreciation and amortization

	Group 2002 SEK M	2001 SEK M	2000 SEK M	Parent Company 2002 SEK M	2001 SEK M
Goodwill	957.1	860.4	387.0	-	-
Intangible rights	30.4	31.8	28.5	0.1	-
Machinery	530.5	491.4	359.1	-	-
Equipment	254.5	216.6	146.4	2.7	4.1
Buildings	133.6	119.8	64.2	-	-
Land and land improvements	1.0	1.1	-	-	-
Total	**1,907.1**	**1,721.1**	**985.2**	**2.8**	**4.1**

Note 5 Operational leasing agreements

	Group 2002 SEK M	Parent Company 2002 SEK M
Leasing fees paid in the year	**182.8**	**6.5**
Nominal value of agreed future leasing fees		
Due in 2003	172.3	7.0
Due in 2004	136.1	7.0
Due in 2005	99.8	6.7
Due in 2006	72.4	6.7
Due in 2007	47.5	6.5
Due in 2008 or later	80.8	6.5
Total	**608.9**	**40.4**

Note 6 Income from participations in Group companies

Parent company	2002 SEK M	2001 SEK M
Dividends	279.8	479.3
Liquidation loss	-78.9	-322.6
Income from disposal of shares in subsidiaries	94.9	192.1
Total	**295.8**	**348.8**

Note 7 Non-recurring items

Group	2002 SEK M	2001 SEK M	2000 SEK M
Estimated damages, Merrimac	-	166.0	-
Total	-	**166.0**	-

Note 8 Financial items

	Group			Parent Company	
	2002 SEK M	2001 SEK M	2000 SEK M	2002 SEK M	2001 SEK M
Dividends	0.1	0.1	-	-	-
Interest income and similar income items	210.9	78.8	29.9	11.7	49.1
Interest income from Group companies	-	-	-	535.0	617.8
Exchange rate differences	18.5	31.1	-14.3	-12.1	55.3
Interest expenses and similar expense items	-860.6	-774.4	-346.2	-583.8	-507.0
Interest expenses from Group companies	-	-	-	-643.3	-637.8
Total	**-631.1**	**-664.4**	**-330.6**	**-692.5**	**-422.6**

Note 9 Tax

	Group			Parent Company	
	2002 SEK M	2001 SEK M	2000 SEK M	2002 SEK M	2001 SEK M
Tax paid	-546.8	-401.3	-426.4	-	-
Tax attributable to prior years	-6.8	19.4	15.7	-1.6	0.0
Deferred tax	-86.3	-83.6	-33.1	-	-
Total	**-639.9**	**-465.5**	**-443.8**	**-1.6**	**0.0**

Explanation for the difference between nominal Swedish tax rates and effective tax rates according to the income statement:

Percent	Group 2002	2001
Swedish income tax rate	28.0	28.0
Effect of foreign tax rate	-6.6	-10.7
Non-deductible goodwill amortization	11.7	18.2
Other non-income-related taxes	2.4	2.9
Other	-1.3	-4.0
Tax rate according to the income statement	**34.2**	**34.4**

Deferred tax liabilities and deferred tax receivables are distributed according to the table below:

Deferred tax liabilities SEK M	**2002**	**2001**
Fixed assets	227.7	314.2
Inventory	75.1	36.2
Short-term receivables and liabilities	7.4	7.9
	310.2	**358.3**

Deferred tax receivables SEK M	**2002**	**2001**
Fixed assets	85.4	4.4
Inventory	82.2	6.0
Short-term receivables and liabilities	77.2	164.7
Provisions	111.6	142.4
Tax-deductible losses	129.3	60.8
	485.7	**378.3**

Note 10 Goodwill

Group	2002 SEK M	2001 SEK M	2000 SEK M
Opening acquisition value	**18,513.2**	**13,252.8**	**3,943.9**
Purchases/acquisitions	2,629.3	4,263.6	8,948.0
Reclassifications	166.8	10.9	-
Translation differences	-2,365.9	985.9	360.9
Closing accumulated acquisition value	**18,943.4**	**18,513.2**	**13,252.8**
Opening amortization	**-2,142.2**	**-1,174.9**	**-698.1**
Reclassifications	0.5	-	-
Write-downs	-2.2	-	-
Amortization for the year	-957.1	-860.4	-387.0
Translation differences	371.1	-106.9	-89.8
Closing accumulated amortization	**-2,729.9**	**-2,142.2**	**-1,174.9**
Closing net book value	**16,213.5**	**16,371.0**	**12,077.9**

Note 11 Intangible rights

	Group 2002 SEK M	2001 SEK M	2000 SEK M	Parent Company 2002 SEK M
Opening acquisition value	**408.7**	**360.8**	**294.2**	**-**
Purchases/acquisitions	45.9	29.2	57.5	1.0
Sales/disposals	-2.4	-4.5	-10.6	-
Reclassifications	0.3	-8.2	-	-
Translation differences	-45.7	31.4	19.7	-
Closing accumulated acquisition value	**406.8**	**408.7**	**360.8**	**1.0**
Opening amortization	**-221.9**	**-179.7**	**-151.9**	**-**
Sales/disposals	2.3	3.1	9.5	-
Reclassifications	-0.1	4.1	-	-
Write-downs	-2.7	-	-	-
Amortization for the year	-30.4	-31.8	-28.5	-0.1
Translation differences	18.3	-17.6	-8.8	-
Closing accumulated amortization	**-234.5**	**-221.9**	**-179.7**	**-0.1**
Closing net book value	**172.3**	**186.8**	**181.1**	**0.9**

Note 12 Tangible fixed assets

– buildings

Group	2002 SEK M	2001 SEK M	2000 SEK M
Opening acquisition value	**3,041.3**	**2,269.8**	**1,629.3**
Purchases/acquisitions	179.1	633.8	582.8
Sales/disposals	-18.0	-15.5	-17.3
Reclassifications	88.0	-19.2	-
Translation differences	-278.9	172.4	75.0
Closing accumulated acquisition value	**3,011.5**	**3,041.3**	**2,269.8**
Opening depreciation	**-813.1**	**-651.5**	**-551.6**
Sales/disposals	4.5	1.7	7.9
Reclassifications	-20.2	7.5	-
Write-downs	-16.1	-	-
Depreciation for the year	-133.6	-119.8	-64.2
Translation differences	117.8	-51.0	-43.6
Closing accumulated depreciation	**-860.7**	**-813.1**	**-651.5**
Closing net book value	**2,150.8**	**2,228.2**	**1,618.3**

The taxable value of the group's Swedish buildings was SEK 53.0 M.

– land and land improvements

Group	2002 SEK M	2001 SEK M	2000 SEK M
Opening acquisition value	**707.3**	**532.9**	**357.9**
Purchases/acquisitions	10.0	147.6	163.3
Sales/disposals	-1.3	-3.4	-
Reclassifications	28.3	-1.4	-
Translation differences	-63.3	31.6	11.7
Closing accumulated acquisition value	**681.0**	**707.3**	**532.9**
Opening depreciation	**-8.5**	**-7.0**	**-1.9**
Sales/disposals	-	-	-4.7
Reclassifications	0.3	-	-
Depreciation for the year	-1.0	-1.1	-0.3
Translation differences	0.9	-0.4	-0.1
Closing accumulated depreciation	**-8.3**	**-8.5**	**-7.0**
Closing net book value	**672.7**	**698.8**	**525.9**

The taxable value of the group's Swedish land was SEK 11.9 M.

– machinery

Group	2002 SEK M	2001 SEK M	2000 SEK M
Opening acquisition value	**5,967.2**	**4,521.0**	**3,316.3**
Purchases/acquisitions	528.5	1,373.8	1,065.0
Sales/disposals	-68.8	-338.3	-68.3
Reclassifications	-185.4	27.8	-
Translation differences	-920.7	382.9	208.0
Closing accumulated acquisition value	**5,320.8**	**5,967.2**	**4,521.0**
Opening depreciation	**-3,057.5**	**-2,606.7**	**-2,228.0**
Sales/disposals	58.3	280.9	59.6
Reclassifications	60.1	-4.5	-
Write-downs	-1.5	-	-
Depreciation for the year	-530.5	-491.4	-359.1
Translation differences	567.5	-235.8	-79.2
Closing accumulated depreciation	**-2,903.6**	**-3,057.5**	**-2,606.7**
Closing net book value	**2,417.2**	**2,909.7**	**1,914.3**

– equipment

	Group			Parent Company	
	2002 SEK M	2001 SEK M	2000 SEK M	2002 SEK M	2001 SEK M
Opening acquisition value	**1,527.0**	**1,109.6**	**883.5**	**25.7**	**24.0**
Purchases/acquisitions	266.9	416.8	393.3	3.3	5.8
Sales/disposals	-121.7	-114.8	-209.1	-15.3	-4.1
Reclassifications	-6.7	5.8	-	-	-
Translation differences	-198.4	109.6	41.9	-	-
Closing accumulated acquisition value	**1,467.1**	**1,527.0**	**1,109.6**	**13.7**	**25.7**
Opening depreciation	**-782.8**	**-594.3**	**-586.6**	**-12.7**	**-10.6**
Sales/disposals	99.4	97.3	163.9	6.9	2.0
Reclassifications	14.5	-3.7	-	-	
Write-downs	-2.1	-	-	-	-
Depreciation for the year	-254.5	-216.6	-146.4	-2.7	-4.1
Translation differences	138.6	-65.5	-25.2	-	
Closing accumulated depreciation	**-786.9**	**-782.8**	**-594.3**	**-8.5**	**-12.7**
Closing net book value	**680.2**	**744.2**	**515.3**	**5.2**	**13.0**

Note 13 Shares in subsidiaries

Parent company	Enterprise number, Registered Office	Number of shares	Share capital, %	Book value, SEK M
ASSA ABLOY Sverige AB	556061-8455 Eskilstuna	70	100	14.0
Timelox AB	556214-7735 Landskrona	15,000	100	40.0
AA Besam AB	556204-8511 Landskrona	1,000	100	0.2
ASSA ABLOY OY	1094741-7 Joensuu	800,000	100	631.1
ASSA ABLOY Norge a.s.	979207476 Moss	150,000	100	538.5
ASSA ABLOY Danmark A/S	CVR 10050316 Herlev	60,500	100	376.4
ASSA ABLOY Deutschland GmbH	HR B 66227 Berlin	2	100	700.8
ASSA ABLOY France SAS	412140907 R.C.S. Versailles	12,499,999	100	1,582.4
ASSA ABLOY Ltd	2096505 Willenhall	1,330,000	100	975.8
Yale Security Products SpA	79370 Aprilia, Latina	240,000	100	597.5
Mul-T-Lock Ltd	520036583 Yavne	15,393,225	100	1,078.5
ASSA ABLOY Holdings (SA) Ltd	1948/030356/06 Johannesburg	100,220	100	184.4
ASSA ABLOY Inc	39347-83 Salem, Oregon	100	100	2,318.8
Abloy Holdings Ltd	1148165260 St Laurent	1	100	12.6
ASSA ABLOY Australia Pacific Pty Ltd	ACN 095354582 Oakleigh, Victoria	48,190,000	100	241.9
ASSA ABLOY South Asia Pte Ltd	199804395K Singapore	100,000	100	28.4
Effeff International Security Systems Co.	3172 Tianjin	1	100	0.0
Yale Security Mexico, S.A de C.V.	YSM9612049Y4 Mexico D.F.	231,299,904	100	224.6
Grupo Industrial Phillips, S.A de C.V.	GIP980312169 Mexico	27,036,635	100	861.8
Lips Technology BV	33274584 Amsterdam	400	100	0.2
ASSA ABLOY Innovation AB	556192-3201 Eskilstuna	2,500	100	1.0
ASSA ABLOY Hospitality AB	556180-7156 Stockholm	1,000	100	0.4
ASSA ABLOY Treasury S.A.	CH-660-2045998-0 Geneva	205,500,000	100	11,353.5
ASSA ABLOY Reinsurance S.A.	CH-660-1690000-9 Geneva	300,000	100	17.3
Whaig Ltd	EC21330 Bermuda	100,100	100	423.1
Codas Electrónica S.A.	8805 Buenos Aires	120	1	0.1
ASSA ABLOY Asia Pacific Ltd	53451 Hong Kong	1,000,000	100	72.2
Total				**22,275.5**

Note 14 Shares in associated companies

Group	Enterprise number, Registered Office	Number of shares	Share capital,%	Book value, SEK M
Talleres Agui S.A.	A20065744 Astigarraga	4,802	40	16.9
Låsgruppen Wilhelm Nielsen AS	934372816 Bergen	305	50	15.8
MAB Glass Europe NV	HR M71690 Mechelen	145	50	2.6
Cerraduras de Colombia Cerracol S.A	00008028 Bogota	182,682	29	2.3
Renato Fattorini SRL	8727 Pavia	-	25	1.2
Others				2.6
Total				**41.4**

Note 15 Inventory

Group	31 Dec. 2002 SEK M	31 Dec. 2001 SEK M	31 Dec. 2000 SEK M
Materials and inventory items	1,030.8	1,027.2	650.2
Work in progress	1,151.7	1,209.2	1,125.9
Finished goods	1,390.5	1,554.8	1,012.3
Paid in advance	22.0	20.8	20.0
Total	**3,595.0**	**3,812.0**	**2,808.4**

Note 16 Shareholders' equity

Group 31 Dec. 2002, SEK M	Share capital	Restricted reserves	Unrestricted reserves	Total
Opening balance, 1 January 2002	**353.8**	**9,291.2**	**2,200.6**	**11,845.6**
Converted shares	2.1	125.1	-	127.2
Re-purchase of own convertible securities	-	-	-108.3	-108.3
New share issues*	10.0	1,233.7	-	1,243.7
Dividend	-	-	-353.8	-353.8
Transfers between unrestricted and restricted reserves	-	-307.1	307.1	0.0
Exchange difference for the year	-	-	-1,643.1	-1,643.1
Net income	-	-	1,269.9	1,269.9
Closing balance, 31 December 2002	**365.9**	**10,342.9**	**1,672.4**	**12,381.2**

* New share issue liquidity is reduced by SEK 16.3 M for new issue costs after tax.

Parent Company 31 Dec. 2002, SEK M	Share capital	Premium reserve	Restricted reserves	Unrestricted reserves	Total
Opening balance, 1 January 2002	**353.8**	**6,884.5**	**645.4**	**3,856.7**	**11,740.4**
Converted shares	2.1	125.1	-	-	127.2
Re-purchase of own convertible securities	-	-	-	-108.3	-108.3
New share issues	10.0	1,250.0	-	-	1,260.0
Dividends	-	-	-	-353.8	-353.8
Net income	-	-	-	-26.4	-26.4
Closing balance, 31 December 2002	**365.9**	**8,259.6**	**645.4**	**3,368.2**	**12,639.1**

Total number of shares at 31 December 2002	Voting rights	Number of shares
Series A shares	191,753,230	19,175,323
Series B shares	346,742,711	346,742,711
Total	**538,495,941**	**365,918,034**

Note 17 Long-term liabilities falling due for payment later than five years after the financial year

Group

SEK M	31 Dec. 2002	31 Dec. 2001	31 Dec. 2000
Liabilities to credit institutions	49.9	59.2	18.8
Other liabilities	1.0	0.9	0.9
Total	**50.9**	**60.1**	**19.7**

Note 18 Corporate credit line

Check credits for the group were SEK 928.0 M (621.2) of which SEK 116.6 M (215.3) were utilized.

Note 19 Convertible debenture loans

SEK M	31 Dec. 2002	31 Dec. 2001	31 Dec. 2000
	915.7	1,104.9	250.0

Convertible debenture loan 97/02 had a variable interest rate equivalent to the 12-month STIBOR less 0.25 percent. The loan period was from 8 December 1997 to 2 December 2002. The convertible debenture loan 97/02 could be converted to Series B shares between 1 December 2000 and 15 November 2002. After conversion at a conversion rate of SEK 58.70 there were 3,464,799 new shares added.

INCENTIVE 2001 has a variable interest rate equivalent to 0.9* EURIBOR + 54 basis points. Convertible debenture loans within INCENTIVE 2001 can be converted from October 2006. Full conversion at a conversion rate of EUR 15.80 for Bond 1, of EUR 19.00 for Bond 2, of EUR 22.10 for Bond 3 and of EUR 25.30 for Bond 4 will add 5,017,432 shares. The program has a total value of EUR 100 M.

Note 20 Accrued expenses and prepaid income

	Group			Parent Company	
SEK M	31 Dec. 2002	31 Dec. 2001	31 Dec. 2000	31 Dec. 2002	31 Dec. 2001
Accured expenses, personnel	801.2	581.3	493.6	21.2	18.1
Interest expenses	66.2	83.3	167.0	28.5	49.0
Other	1,133.3	1,196.7	1,118.4	5.2	55.7
Total	**2,000.7**	**1,861.3**	**1,779.0**	**54.9**	**122.8**

Note 21 Assets pledged

Group

SEK M	31 Dec. 2002	31 Dec. 2001	31 Dec. 2000
Relating to long-term liabilities to credit institutions:			
Real estate mortgages	48.4	48.3	2.0
Chattel mortgages	0.3	0.3	1.8
Total	**48.7**	**48.6**	**3.8**

Note 22 Contingent liabilities

	Group			Parent Company	
SEK M	31 Dec. 2002	31 Dec. 2001	31 Dec. 2000	31 Dec. 2002	31 Dec. 2001
Guarantees	122.9	89.8	88.6	103.0	64.0
Guarantees on the behalf of subsidiaries	321.3	257.9	374.3	7,110.1	5 ,153.2
Other	2.0	2.2	-	-	-
Total	**446.2**	**349.9**	**462.9**	**7,213.1**	**5,217.2**

Note 23 Average number of employees per country, by gender

Group	Women			Men			Total		
	2002	**2001**	**2000**	**2002**	**2001**	**2000**	**2002**	**2001**	**2000**
USA	2,040	1,955	1,331	4,505	4,078	2,784	6,545	6,033	4,115
Mexico	2,215	739	121	1,398	604	143	3,613	1,343	264
France	953	912	893	1,467	1,409	1,415	2,420	2,321	2,308
China	1,132	1,469	557	1,029	1,203	416	2,161	2,672	973
United Kingdom	854	908	404	935	975	452	1,789	1,883	856
Germany	470	443	424	747	632	604	1,217	1,075	1,028
Finland	435	439	435	706	695	673	1,141	1,134	1,108
Sweden	444	457	409	669	630	570	1,113	1,087	979
Australia	419	420	392	574	575	567	993	995	959
Spain	290	83	66	654	145	99	944	228	165
South Africa	391	229	47	470	290	63	861	519	110
Czech Republic	450	430	442	347	345	354	797	775	796
Norway	230	263	298	491	536	602	721	799	900
Romania	304	364	404	379	360	362	683	724	766
Italy	266	238	86	303	260	103	569	498	189
South America	138	96	25	392	219	71	530	315	96
New Zealand	144	41	10	369	62	35	513	103	45
Israel	73	80	78	278	270	185	351	350	263
The Netherlands	83	75	35	236	179	83	319	254	118
Canada	60	51	32	255	175	62	315	226	94
Denmark	140	132	132	167	158	159	307	290	291
Belgium	61	50	56	97	80	77	158	130	133
Other	254	143	118	440	314	207	694	457	325
Total	**11,846**	**10,017**	**6,795**	**16,908**	**14,194**	**10,086**	**28,754**	**24,211**	**16,881**

Parent Company									
Sweden	19	17	14	18	17	17	37	34	31

Note 24 Cash and cash equivalents

	Group			Parent Company	
SEK M	**2002**	**2001**	**2000**	**2002**	**2001**
Cash and bank balances	1,081.9	892.7	732.1	198.2	51.1
Short-term investments	326.1	525.7	747.4	1.8	7.9
Cash and cash equivalents	**1,408.0**	**1,418.4**	**1,479.5**	**200.0**	**59.0**

Short-term investments in the consolidated balance sheet at year end were SEK 410.0 M (800.0), of which SEK 83.9 M (274.3) were non-realizable receivables with a term to maturity of more than three months and investments in securities.These items are not classified as cash and cash equivalents and are not included in the above table.

Short-term investments in the Parent Company were SEK 1.8 M (160.6).

Note 25 Cash flow

Group

Adjustments for non-cash items	2002 SEK M	2001 SEK M	2000 SEK M
Sale of fixed assets	-	-	-2.0
Change in provisions for pension	-5.7	43.0	0.4
Adjustment for non-cash items	**-5.7**	**43.0**	**-1.6**

Paid and received interest	2002 SEK M	2001 SEK M	2000 SEK M
Paid interest	-796.6	-883.2	-387.3
Received interest	216.0	65.8	30.4
Paid and received interest	**-580.6**	**-817.4**	**-356.9**

Change in working capital	2002 SEK M	2001 SEK M	2000 SEK M
Inventory increase/decrease (-/+)	169.0	170.2	-41.0
Accounts receivable increase/decrease (-/+)	197.0	310.4	14.1
Other receivables increase/decrease (-/+)	121.9	-30.9	-56.3
Trade and other payables increase/decrease (+/-)	-83.0	-526.8	-11.1
Change in working capital	**404.9**	**-77.1**	**-94.3**

Purchases of tangible fixed assets	2002 SEK M	2001 SEK M	2000 SEK M
Purchases of tangible fixed assets	-1,069.8	-986.1	-604.3
Sale of tangible fixed assets	230.9	156.2	107.4
Purchases of tangible fixed assets	**-838.9**	**-829.9**	**-496.9**

Investments in subsidiaries	2002 SEK M	2001 SEK M	2000 SEK M
Acquired capital employed	3,427.7	6,874.7	12,172.6
- whereof goodwill	2,629.3	4,263.6	8,414.1
Acquired minority share holdings	-	446.5	-
Less acquired net debt	-92.3	-82.2	-1,142.7
Less minority interests acquired	-	-259.4	-249.3
Total purchase price	**3,335.4**	**6,979.6**	**10,780.6**
Less acquired cash	-139.7	-50.7	-2 328.9
Less purchase price not yet paid	-	-163.0	-107.8
Less paid with own shares	-	-	-2,865.9
Less reclassification from shares in associated companies	-	-53.5	-114.0
Less reclassification from other shares	-	-	-330.4
Less purchase price received for sold companies	-	-	-396.0
Less/Additional paid parts of purchase price relating to previous years	229.6	-425.5	34.8
Investments in subsidiaries	**3,425.3**	**6,286.9**	**4,672.4**

Investments in associated companies	2002 SEK M	2001 SEK M	2000 SEK M
Investments in associated companies	9.3	-	-
Investments in associated companies	**9.3**	**-**	**-**

Other investments	2002 SEK M	2001 SEK M	2000 SEK M
Investment and sale of other financial assets	5.5	4.6	-19.9
Other investments	**5.5**	**4.6**	**-19.9**

Cash and cash equivalents	2002 SEK M	2001 SEK M	2000 SEK M
Cash and cash equivalents at 1 January	**1,418.4**	**1,479.5**	**196.2**
Cash flow	146.3	-221.6	1,218.9
Effect of exchange rate differences	-156.7	160.5	64.4
Cash and cash equivalents at 31 December (Note 24)	**1,408.0**	**1,418.4**	**1,479.5**

Audit report:

To the General Meeting of the shareholders
of ASSA ABLOY AB (publ.)
Corporate identity number 556059-3575

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the Board of Directors and the President of ASSA ABLOY AB (publ.) for the financial year 2002. These accounts and the administration of the Company are the responsibility of the Board of Directors and the President. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the Board of Directors and the President, as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the Company of any Board Member or the President. We also examined whether any Board Member or the President has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts and the consolidated accounts have been prepared in accordance with the Annual Accounts Act and, thereby, give a true and fair view of the Company's and the Group's financial position and results of operations in accordance with generally accepted accounting principles in Sweden.

We recommend to the General Meeting of shareholders that the income statements and balance sheets of the Parent Company and the Group be adopted, that the profit for the Parent Company be dealt with in accordance with the proposal in the administration report and that the members of the Board of Directors and the President be discharged from liability for the financial year.

Stockholm 7 February 2003

PricewaterhouseCoopers AB

Anders Lundin
Authorized Public Accountant

ASSA ABLOY's Board of Directors



Georg Ehrnrooth
Chairman
Born 1940.
Master of Science (Engineering).
Board Chairman: Varma-Sampo Mutual Pension Insurance Co and Vice Chairman of Rautaruukki Oyj.
Board Member: Wärtsilä Oyj Abp, Nokia Oyj Abp, Sampo Oyj Abp, Sandvik AB and Oyj Karl Fazer Abp.
Member of the ASSA ABLOY Board since 1994.
Holdings through company: 251,680 Series B shares.



Melker Schörling
Vice Chairman
Born 1947.
Master of Business Administration.
Board Chairman: Securitas AB, Hexagon AB, Karlshamns AB and Attendo Senior Care.
Board Member: Hennes & Mauritz AB, Skandia AB.
Member of the ASSA ABLOY Board since 1994.
Holdings privately and through company: 1,510,080 Series A shares and 10,497,734 Series B shares.



Gustaf Douglas
Born 1938.
MBA, *Harvard Business School*.
Principal owner of Latour and Säkl.
Board Chairman: Latour AB, Fagerhult, Boxholms Skogar AB, Stockholm Chamber of Commerce, Säkl AB and IFS AB.
Vice Chairman: Attendo Senior Care and Securitas AB.
Board Member: The Svenska Dagbladet Foundation and Moderata Samlingspartiet.
Member of the ASSA ABLOY Board since 1994.
Holdings through Investment AB Latour: 20,400,000 Series B shares. *Through Säkl AB: 7,118,818 Series A shares and* 986,000 Series B shares.



Per-Olof Eriksson
Born 1938.
Master of Engineering, Doctor of Technology, Hon. Bachelor.
Board Chairman: Svenska Kraftnät, Thermia AB, Odlander, Fredriksson & Co and Sapa AB.
Board Member: Sandvik AB, AB Custos, Svenska Handelsbanken, SSAB Svenskt Stål AB, Preem Petroleum AB, Skanska AB, and AB Volvo.
Member of the Royal Swedish Academy of Engineering Sciences.
Member of the ASSA ABLOY Board since 1995.
Holdings directly and through company: 10,000 Series B shares.



Göran J. Ehrnrooth
Born 1934.
Master of Science, Economics.
Board Chairman: Fiskars Oyj Abp.
Board Member: Wärtsilä Oyj Abp.
Member of the ASSA ABLOY Board since 1999.
Holdings: nil.



Sven-Christer Nilsson
Born 1944.
Bachelor of Science.
Partner in Startupfactory, a venture capital company.
Board Member: Traction AB, Parthus Ceva Inc (USA), Northstream AB, Establish AB and Utfors AB.
Member of the ASSA ABLOY Board since 2001.
Holdings: nil.



Carl-Henric Svanberg
President & CEO
Born 1952.
Master of Science, Bachelor of Economics.
President & CEO of the ASSA ABLOY Group since the Group was formed.
Board Member: Hexagon AB.
Member of the ASSA ABLOY Board since 1994.
Holdings: 3,906,471 Series B shares and Incentive 2001 convertibles corresponding to 60,000 Series B shares.



Mats Persson
Born 1955.
Union trustee at Assa AB, employee representative, Swedish Metal Workers Union.
Member of the ASSA ABLOY Board since 1994.
Holdings: nil.



Gösta Johnsson
Born 1942.
Union trustee at Assa AB, employee representative, *Federation of Salaried Employees in Industry and Services.* Chairman of EWC within ASSA ABLOY since 1996.
Member of the ASSA ABLOY Board since 1997.
Holdings: 6,520 Series B shares.

Deputy members



Lisbeth Staaf
Born 1955.
Union trustee at FIX AB.
Board Member: Medichus AB.
Member of the ASSA ABLOY Board since 1999.
Holdings: nil.



Per-Edvin Nyström
Born 1955.
Union trustee at Assa Industri AB, employee representative, Swedish Metal Workers Union. Member of the ASSA ABLOY Board since 1994.
Holdings: 1,207 Series B shares and Incentive 2001 convertibles corresponding to 6,426 Series B shares.

Auditor: PricewaterhouseCoopers AB
Authorized Public Accountant, Anders Lundin, born 1956.
Main responsible since 1999.



ASSA ABLOY's Group Management

Executive Management and Group Vice Presidents

Carl-Henric Svanberg
Born 1952.
Master of Science, Bachelor of Economics.
President & CEO of the ASSA ABLOY Group since the Group was formed.
Board Member: Hexagon AB.
Member of the ASSA ABLOY Board since the Group was formed.
Holdings: 3,906,471 Series B shares and Incentive 2001 convertibles corresponding to 60,000 Series B shares.

Peter Aru
Born 1957.
Master of Science.
President and CEO of Besam.
Employed since July 2002*.
Holdings: nil

Anna Bernsten
Born 1961.
Master of Science.
Vice President of ASSA ABLOY, Residential
Employed since 2000.
Holdings: 665 Series B shares and Incentive 2001 convertibles corresponding to 15,000 Series B Shares.

Bo Dankis
Born 1954.
Master of Science.
Responsible for ASSA ABLOY South Europe.
Group Vice President of ASSA ABLOY.
Employed since 1997.
Holdings: 86,000 Series B shares and Incentive 2001 convertibles corresponding to 10,750 Series B shares.

Göran Jansson
Born 1958.
Graduate Diploma in Business Administration.
Chief Financial Officer.
Employed since 1997.
Holdings: 351,784 Series B shares and Incentive 2001 convertibles corresponding to 60,000 Series B shares.

Hans Johansson
Born 1955.
Master of Science.
Responsible for ASSA ABLOY Scandinavia.
Group Vice President of ASSA ABLOY.
Employed since the Group was formed.
Holdings: 646,821 Series B shares and Incentive 2001 convertibles corresponding to 60,000 Series B shares.

Eero Leskinen
Born 1956.
Master of Science.
Responsible for ASSA ABLOY Central Europe.
Group Vice President of ASSA ABLOY.
Employed since the Group was formed.
Holdings through company: 736,265 Series B shares and Incentive 2001 convertibles corresponding to 60,000 Series B shares.

Thanasis Molokotos
Born 1958.
Master of Science.
President and CEO of ASSA ABLOY North America Architectural Hardware Group.
Employed since 1996.
Holdings: 25,000 Series B shares and Incentive 2001 convertibles corresponding to 55,000 Series B shares.

Geoff Norcott
Born 1947.
Hon. Bachelor of Engineering (Industrial), 1st Class.
Responsible for ASSA ABLOY UK and ASSA ABLOY South Pacific.
Group Vice President of ASSA ABLOY.
Employed since1999*.
Holdings: Options corresponding to 81,065 Series B shares and Incentive 2001 convertibles corresponding to 60,000 Series B shares.

From left:
Ulf Södergren, Clas Thelin, Hans Johansson, Åke Sund,
Peter Aru, Carl-Henric Svanberg,
Anna Bernsten, Bo Dankis,
Göran Jansson, Eero Leskinen,
Matti Virtaala, Thanasis Molokotos
and Geoff Norcott.





Åke Sund
Born 1957.
Graduate Diploma in Marketing.
Group Vice President of ASSA ABLOY, Market Development and New Markets.
Employed since the Group was formed.
Holdings: 190,751 Series B shares and Incentive 2001 convertibles corresponding to 60,000 Series B shares.

Ulf Södergren
Born 1953.
Master of Science, Bachelor of Economics.
Group Vice President of ASSA ABLOY, Operations.
Employed since 2000.
Holdings: Options corresponding to 81,065 Series B shares and Incentive 2001 convertibles corresponding to 60,000 Series B shares.

Clas Thelin
Born 1954.
Master of Science.
Responsible for ASSA ABLOY North America.
Group Vice President of ASSA ABLOY.
Employed since the Group was formed.
Holdings: 222,696 Series B shares and Incentive 2001 convertibles corresponding to 60,000 Series B shares.

Matti Virtaala
Born 1951.
Bachelor of Science (Engineering).
President of Abloy Oy and responsible for Finland.
Group Vice President of ASSA ABLOY.
Employed since the Group was formed.
Board Member: Tulikivi Oyj and Etteplan Oyj.
Holdings: 40,578 Series B shares and Incentive 2001 convertibles corresponding to 60,000 Series B shares.

* Indicates the year when the company became part of the ASSA ABLOY Group.

Other members of Group Management



Dag Schjerven
Born 1954.
Master of Business Administration
President and CEO of ASSA ABLOY Hospitality.
Employed since October 1999.
Holdings: Options corresponding to 81,065 Series B shares and Incentive 2001 convertibles corresponding to 32,000 Series B shares.



Tzachi Wiesenfeld
Born 1958.
Master of Business Administration in Industrial Engineering.
President and CEO of Mul-T-Lock in Israel.
Employed since 1999*.
Holdings: nil



C.K. Jeang
Born 1955.
Master of Business Administration and Science in Engineering.
President and CEO for ASSA ABLOY Asia Limited.
Employed since 2000*.
Holdings: Incentive 2001 convertibles corresponding to 32,500 Series B shares.



Joseph J. Grillo
Born 1957.
Bachelor of Finance and Economics.
President and CEO of ASSA ABLOY Identification Technology Group.
Employed since 2001*.
Holdings: Incentive 2001 convertibles corresponding to 32,500 Series B Shares.

Addresses:

HEAD OFFICE:

ASSA ABLOY AB

Box 70340 (Klarabergsviadukten 90)
107 23 Stockholm, Sweden
Tel: +46 8 506 485 00
Fax: +46 8 506 485 85

Argentina

ITG, LATIN AMERICA
Ferrari 372
C1414EGD
Bueno Aires
Tel: +54 11 4772 5851
Fax: +54 11 4777 6491

Asia

ASSA ABLOY ASIA LTD
Acts as holding company for the Asia region, marketing and selling Group products.
President and CEO: C.K. Jeang

1314 Park-In Commercial Centre
56 Dundas Street, Mongkok
Kowloon, Hong Kong
Tel: +852 2260 7220
Fax: +852 2834 7943

ASSA ABLOY HONG KONG LTD
Responsible for all sales and marketing activities in North Asia (excluding China) covering Hong Kong, Taiwan, the Philippines, Japan, Korea, Vietnam, Myanmar, Cambodia and Laos.
General Manager: Keith Chan

1314 Park-In Commercial Centre
56 Dundas Street, Mongkok
Kowloon, Hong Kong
Tel: +852 2260 7220
Fax: +852 2834 7943

ASSA ABLOY MALAYSIA SDN BHD
Responsible for sales and marketing activities in Malaysia.
Managing Director: Michael Pan

No. 1 & 3, Ground & Second Floor Jalan 2/27F
Kuala Lumpur Satellite Centre (KLSC)
Section 5, Wangsa Maju
53300 Kuala Lumpur
Tel +60-3-4142 8622
Fax +60-3-4142 9622

ASSA ABLOY SINGAPORE PTE LTD
Responsible for all sales and marketing activities in South Asia (excluding Malaysia and Thailand) covering Singapore, India, Pakistan, Bangladesh and Indonesia.
Managing Director: Jim Heng Lee

No. 1, Kallang Way 2A, #02-00
347 495 Singapore
Singapore
Tel: +65 880 0000
Fax: +65 880 0500

ASSA ABLOY THAILAND LTD
Responsible for sales and marketing activities in Thailand.
Managing Director: Tab Teh

4 Soi Pattanakarn 41, Pattanakarn Rd.
Kwang Suanluang
10250 City Khet Suanluang
Bangkok
Tel: +662-722 737 /ext. 1-4
Fax +662-722-737 /ext. 5-6

Australia

ABLOY SECURITY PTY LTD
Markets and sells the full range of abloy products.
Managing Director: Joe Lahoud

Unit 5, 372 Eastern Valley Way
P.O. Box 287
Chatswood, NSW 2068
Tel: +61 2 9882 6066
Fax: +61 2 9882 6050

LOCKWOOD SECURITY PRODUCTS PTY LTD
Manufactures and markets lock products such as door and window hardware, mortise locks, rim locks and door closers for the Australian residential and commercial markets.
President: Geoff Norcott
General Manager Commercial Products: Joe Perera
General Manager Residential Products: Edgar Chin

Edward Street
P.O. Box 42
Oakleigh
Victoria 3166
Tel: +61 3 8574 3888
Fax: +61 3 8574 3400

TRIMEC TECHNOLOGY PTY LTD
Manufactures electric strikes and related products for Australian and international markets.
Managing Director: Roy Bowyer

5/23 Resolution Drive
Caringbah, NSW 2229
Tel: +61 2 9524 0911
Fax: +61 2 9525 7390

Belgium

DUPÉRAY S.A
Specifies locking solutions aimed at large building projects with products mainly from IKON, effeff, Abloy and other Group companies.
Managing Director: Dominique Osstyn

Rue Ysendyck 48-50
1030 Brussels
Tel: +32 2 247 79 11
Fax: +32 2 216 17 49

LITTO N.V.
Manufactures and sells locks and cylinders with an emphasis on high security.
Managing Director: Fernand Clapdorp

Canadalaan 73
8620 Nieuwpoort
Tel: +32 58 23 41 01
Fax: +32 58 23 89 64

Brazil

LA FONTE SISTEMAS DE SEGURANCA LTDA
Manufactures and sells security products such as locks, exit devices, and hinges for commercial, residential and industrial applications.
President: Francisco Bastos

Rua Augusto Ferreira de Moraes,
618 – Socorro
CEP 04763-001
São Paulo
Tel: +55 11 5693 4700
Fax: +55 11 5693 4747

Canada

ASSA ABLOY OF CANADA
Markets and sells Sargent, McKinney, Arrow, Securitron and HES products in Canada.
President: Greg M Erwin

3475 14th Avenue
Markham, Ontario L3R 0H4
Tel: +1 905 940 2040
Fax: +1 905 940 3242

ASSA ABLOY HOSPITAITY LDT/LTEE
Electronic locking systems ans in-room electronic safes.
President: Larry Cechet

2 Holland Drive, Unit 8
Bolton, Ontario L7E 1E1
Tel: +1 905 857 7511
Fax: +1 905 857 7068

ABLOY CANADA
Markets and sells ABLOY products in Canada.
President: Stephen Timmons

9630 Trans Canada Hwy.
Montreal, QC H4S 1V9
Tel: +1 514 335 9500
Fax: +1 514 335 0430

FLEMING DOOR PRODUCTS LTD
Canada's largest manufacturer of steel doors and frames for the non-residential building market.
President: Bill Strong

20 Barr Road
Ajax, Ontario L1S 3X9
Tel: +1 905 683 3667
Fax: +1 905 427 1668

MEDECO OF CANADA
Market leader in high-security locks and lock systems for doors and industrial applications.
President: Al Heaney
Markets and sells Medeco products in Canada.

545 Parkside Drive
Waterloo, Ontario N2L 5E7
Tel: +1 519 888 7000
Fax: +1 519 888 6134

YALE-CORBIN CANADA LIMITED
Sales, marketing and distribution sompany for Corbin Russwin, Folger Adam, Norton, Rixon and Yale Commericial Locks and Hardware.
President: Bill McLean

6940 Edwards Blvd.
Mississauga, Ontario L5T 2W2
Tel: +1 905 564 5854
Fax: +1 905 564 8182

Chile

POLI CERRADUAS LTDA
Manufactures and sells security products such as mortise locks, rim locks, electric rim locks, bored locks for the commercial and residental markets in Chile.
President: Mario Oportus

Av. Manuel Rodriguez Sur 220
Casilla 195-D
Santiago
Tel: +562 560 9200
Fax: +562 639 5426

China

GULI SECURITY PRODUCTS LIMITED
The largest lock factory in China, manufacturing and supplying primarily residential locks and door closers for China and international markets.
President: C.K. Jeang

33-35 Chrysanthemum Road East
Xiaolan, Zhongshan
Guangdong 528415
Tel: +86 760 210 2326
Fax: +86 760 210 0316

Czech Republic

FAB A.S
Manufactures and markets construction locks, industrial locks, padlocks, cable locks and car locks.
President: Vladimir Bayer

Strojnická 633,
516 21 Rychnov nad Kneznov
Tel: +420 494 511 121
Fax: +420 494 534 641

ABLOY CZECH S.R.O
Markets and sells Abloy, VingCard, effeff and Securitron products in Czech Republic.
President: Tomas Richter

Kounicka 70
100 00 Praha 10
Tel: +420 274 822 585
Fax: +420 274 822 540

Denmark

FIX A/S
Sells ASSA ABLOY products to the Danish door and window industry.
President: Keld Madsen

Baunehøjvej 9
8600 Silkeborg
Tel: +45 86 81 61 22
Fax: +45 86 81 00 26

RUKO A/S
Total supplier of locks and security products for the Danish market.
President: Mogens Ahrens Jensen

Marielundvej 20
Postboks 505
2730 Herlev
Tel: +45 44 54 44 54
Fax: +45 44 54 44 44

Estonia

ABLOY OY EESTI FILIAAL
Markets and sells ABLOY products in the Baltic countries.
Manager: Pasi Saarinen

Pärnu mnt. 139 F
113 17 Tallinn
Tel: +372 6 50 45 90
Fax: +372 6 50 45 91

ASSABALT AS
Markets and sells ASSA products in the Baltic countries.
President: Tarmo Talvet

Valdeku 132,
112 16 Tallinn
Tel: +372 6 559 101
Fax: +372 6 559 100

Finland

ABLOY OY
Manufactures and markets lock cylinders, mechanical and electromechanical locks, door closers, door automatics and architectural hardware.
President: Matti Virtaala

Wahlforssinkatu 20
P.O. Box 108
80101 Joensuu
Tel: +358 13 2501
Fax: +358 13 250 2209

BJÖRKBODA LÅS OY AB
Manufactures and markets lock cases.
President: Henry Engblom

25860 Björkboda
Tel: +358 2 424 402
Fax: +358 2 424 249

France

ASSA ABLOY SOUTH EUROPE
6 rue des Frères Caudron
78457 Velizy-Villacoublay Cedex
Tel: +33 1 39 45 66 60
Fax: +33 1 39 45 66 69

ASSA ABLOY HOSPITALITY S.A.S.
President: Christian Henon

BP 46 37
92404 Courbevoie Cedex
Tel: +33 1 41 88 03 03
Fax: +33 1 41 88 02 88

ABLOY FRANCE S.A.S
Markets and sells the full range of ABLOY products.
Managing Director: Olivier Schuester

6, rue des Frères Caudron
78457 Velizy-Villacoublay
Tel : +33 1 39 45 66 20
Fax : +33 1 39 45 66 29

BEZAULT S.A.S.
Manufactures door and window fittings.
Managing Director: Michel Brassié

25, rue Michel Couet
49160 Longué-Jumelles
Tel: +33 2 41 53 21 00
Fax: +33 2 41 38 81 45

FICHET SERRURERIE BATIMENT S.A.S.
Manufactures high-security cylinders, high-security locks and security doors.
Managing Director: Robert Fidanza

B.P. 1080
76260 Eu
Tel: +33 3 22 61 27 00
Fax: +33 3 22 61 27 27

JPM S.A.S.
Manufactures locks, cylinders, panic bars and escape fittings.
Managing Director: Eric Beaudru

40 Route de Paris
Avermes
03021 Moulins Cedex
Tel: +33 4 70 48 40 00
Fax: +33 4 70 48 40 96

LAPERCHE S.A.S.
Manufactures multipoint locks, cylinders and electromechanical locks.
Managing Director: Robert Fidanza

B.P 5
80531 Friville Cedex
Tel: +33 3 22 60 31 00
Fax: +33 3 22 30 17 18

STREMLER S.A.S.
Manufactures locks and fittings for glass and aluminum-frame doors.
Managing Director: Robert Fidanza

Route Nationale
80860 Nouvion-en-Ponthieu
Tel: +33 3 22 23 76 00
Fax: +33 3 22 23 76 09

VACHETTE S.A
Manufactures locks, multipoint locks, high-security cylinders, panic bars and escape fittings.
Managing Director: Frédéric Chanel

BP 524
10081 Troyes Cedex
Tel: +33 3 25 42 30 30
Fax: +33 3 25 42 40 04

Germany

ASSA-RUKO SICHERHEITSSYSTEME GmbH
Markets and sells the ASSA and Ruko lock ranges on the German market.
President: Svend Mølgaard Petersen and Erich Klosterkamp

Vogelsanger Strasse 187
50825 Köln
Tel: +49 221 54 30 76
Fax: +49 221 54 18 95

IKON GmbH PRÄZISIONSTECHNIK WERK POTSDAM
Manufactures and sells small lock systems and standard lock products.
President: Bernd-D. Wempen

Postfach 600419
Behlerstrasse 29
14469 Potsdam
Tel: +49 331 288 80
Fax: +49 331 288 8106

IKON GmbH PRÄZISIONSTECHNIK
Mainly manufactures and sells high-security cylinders and advanced masterkey systems.
CEO: Eero Leskinen
Presidents: Bernd-D. Wempen and Gerhart Ernst

P.O.Box 370220
14132 Berlin
Tel: +49 30 810 60
Fax: +49 30 810 626 00

effeff FRITZ FUSS GmbH & CO. KGaA
Manufactures and sells electronic and electromechanical security systems.
Presidents: Martin Brandt, Bernhard Zimmermann and Manfred Kötzle

Postfach 100490
72458 Albstadt
Tel: +49 7431 123 0
Fax: +49 7431 123 240

WILHELM DÖRRENHAUS GMBH
Manufactures and sells standard and special lock cases, mainly for wooden doors.
President: Holger Ritz

Postfach 100180
42501 Krone bei Velbert
Tel: +49 2056 98 270
Fax: +49 2056 98 2798

Hungary

ASSA ABLOY HUNGARY KFT.
Markets and sells ASSA ABLOY products in Hungary.
Managing Director: Géza Póka

1222 Budapest
Nagytétényi ut. 112
Tel: +36 1 226 16 16
Fax: +36 1 226 13 03

Israel

MUL-T-LOCK LTD
Produces high-security cylinders and locks for institutional, commercial, industrial and residential applications.
President and CEO: Tzachi Wiesenfeld

Mul-T-Lock Park
P.O. Box 637
Yavne 81104
Tel: +972 8 942 46 00
Fax: +972 8 942 46 09

Italy

MAB S.P.A.
Manufactures door closers, floor springs and panic exit devices.
Managing Director: Gilberto Allievi

Via Del Tuscolano 6
401 28 Bologna
Tel: +39 051 354 0711
Fax: +39 051 325 108

NUOVA F.E.B. S.R.L.
Specializes in the production of locks, electric strikes, panic exit devices and electrical supplies.
Managing Director: Gilberto Allievi

Via Seragnoli, 7
401 38 Bologna
Tel: +39 051 60300 11
Fax: +39 051 60137 81

YALE CORNI SISTEMI DI SICUREZZA S.P.A.
Panic devices, aluminum/fire locks and electromechanical/electronic closing systems.
Managing Director: Marco Carlini

Viale delle Nazioni 66
411 00 Modena
Tel: +39 059 413 111
Fax: +39 06 928 945 80

YALE SECURITY PRODUCTS S.P.A.
Sells cylinders, mechanical and electric rim/mortise locks, cabinet locks, safes and padlocks, in Italy and internationally.
Managing Director: Marco Carlini

Via dei Rutuli 74/76
040 11 Aprilia (LT)
Tel: +39 06 928 941
Fax: +39 06 928 945 80

Lithuania

ASSA Lithuania
General Manager: Orshevski Tadeush

Verkiu 44
2012 Vilnius
Tel: +370 52 300 671
Fax: + 370 52 300 673

Mexico

ASSA ABLOY MEXICO
Country Manager: Jorge Arnau

Av. 16 de Septiembre No. 105
Fracc. Industrial Alce Blanco
C.P. 53370
Naucalpan de Juarez
Estado de Mexico
Tel: +52 55 21 22 05 83
Fax: +52 55 21 22 05 87

GRUPO INDUSTRIAL PHILLIPS S.A. DE C.V.
Manufacturer of a complete line of rim and mortise locks, hinges, padlocks and door hardware under the brands PHILLIPS and PARKER.
General Director: Enrique Heitler Levy

16 de Septiembre 105
553 70 Naucalpan
Tel: +52 55 21 22 0512
Fax: +52 55 21 76 5402

TESA MEXICO
Residential locksets manufactured and assembled for new construction, retail aftermarket applications and export under the brands TESA and THOR.
President: Lars-Inge Aronsson

Avenida 8 de Julio
No. 2722 Zona Industrial (Z.I.)
Gualadajara, Jalisco C.P. 44940
Tel: +52 33 35 40 54 00

YALE SECURITY MEXICO S.A. DE C.V.
Market leader in Mexico in cylindrical and tubular locks under the brands YALE and SEGUREX.
Responsible for distribution of TOVER locks.
General Director: Enrique Heitler Levy

Viaducto Rio de La Piedad, 525-A
Colonia Granjas
Mexico 8400 D.F. Mexico
Tel: +52 55 58 030800
Fax: +52 55 58 030872

Netherlands

AMBOUW B.V
Markets and sells mechanical and electromechanical locks and building hardware on the Netherlands market, mainly supplied by IKON and other ASSA ABLOY companies.
President: Gert Lubbersen

Postbox 199
3870 CD Hoevelaken
Tel: +31 33 25 35 014
Fax: +31 33 25 35 064

LIPS NETHERLANDS B.V.
Manufactures an extensive range of electromechanical and mechanical products, backed by after-sales service and maintenance.
President: Jaap Wind

P.O. Box 59
3300 AB Dordrecht
Tel: +31 78 639 4041
Fax: +31 78 639 4605

VEMA SALES BV
President: Gert W. Lubbersen

Postbus 116
4940 AC Raamsdonksveer
Tel: +31 162 58 23 33
Fax: +31 162 58 23 36

New Zealand

INTERLOCK GROUP LIMITED
Manufactures and distributes door and window security hardware in the New Zealand market and exports to OEMs in USA, Japan, UK and Canada.
Managing Director: Anthony Gledhill

P.O. Box 15
103, Miramar, Wellington
Tel: +64 4 388 8355
Fax: +64 4 388 8353

LOCKWOOD ARROW N.Z
Manufactures door closers and markets Lockwood products on the New Zealand market.
Manager: Bruce Pollard

P.O. Box 59219
Mangere Bridge, Auckland,
Tel: +64 9 634 5590
Fax: +64 9 634 5589

Norway

ASSA ABLOY HOSPITALITY A.S
President and CEO: Dag Schjerven

Group Headquarters
P.O. Box 533
N-1522 Moss

ELSAFE INTERNATIONAL A.S.
World leader in safes for hotel rooms.
President: Alvin Berg

7120 Leksvik
Tel: +47 74 85 35 00
Fax: +47 74 85 80 30

LÅSGRUPPEN A.S
Markets and sells locks and fittings.
President: Bjørn Haugsvaer

PB 454 Brakerøya
3002 Drammen
Tel: +47 32 80 98 00
Fax: +47 32 80 98 52

TRIOVING A.S
Total supplier of locks and security products for the Norwegian market.
President: Tor-Arne Jensen

Postboks 510 Høyden
1522 Moss
Tel: +47 69 24 52 00
Fax: +47 69 24 52 50

VINGCARD A.S
World-leading solution provider of card locks and safes to the hospitality industry.
President and CEO of VingCard-Elsafe:
Dag Schjerven

P.O. Box 511
1411 Kolbotn
Tel: +47 66 81 40 00
Fax: +47 66 81 40 50

Philippines

ASSA ABLOY PHILIPPINES
Suite 501-K State Bldg.
333 Juna Luna St., Binondo Manila
Philippines
Tel: +63 2 244 2890
Fax: +63 2 244 2889

Poland

ASSA ABLOY POLAND SP. ZO.O.
Markets and sells ASSA ABLOY products in Poland.
President: Jakub Gawecki

ul Warszawska 76
05-092 Lomianki
Tel: +48 22 751 40 25
Fax: +48 22 751 53 56

Portugal

ASSA PORTUGUESA, LDA
VD: Christian Nielbo

Avenida da Quinta Grande, 89D
Alfragide (Norte)
2720-483 Amadora
Tel: +351 21 471 96 23
Fax: +351 21 471 96 25

Romania

ASSA ABLOY ROMANIA S.R.L.
Markets and sells ASSA ABLOY products in Romania.
President: Dragos Savulescu

B-Dul, Sector 6
Preciziei Street, No. 5,
77562 Bucharest
Tel: +40 21 221 27 49
Fax: +40 21 221 25 49

URBIS INTERNATIONAL S.R.L.
Manufactures window and door hardware and sells to other Group companies.
President: Victor Dobroiu

B-Dul, Sector 6
Precizei Street, No. 5
77562 Bucharest
Tel: +40 21 221 1384
Fax: +40 21 221 1290

URBIS SECURITY S.R.L.
Manufactures and markets locks and fittings.
President: Gabriel Nicolaescu

B-Dul, Sector 6
Preciziei Street, No. 5,
77562 Bucharest
Tel: +40 21 221 11 55
Fax: +40 21 221 12 90

Russia

ABLOY OY REPR. OFFICE
Country Manager: Mikko Nissinen

119034, Moscow
Vsevolozhsky pereulok, 2/2
Tel: +7 095 937 5090
Fax: +7 095 937 5091
www.abloy.com.ru

ASSA AB REPR.OFFICE
Director Marketing and sales: Kirill Treshchev

2 Vsevolozskiy pereulok
Building 2, entrance 3
119034 Moscow
Tel: +7 95 937 50 90
Fax: +7 95 937 50 91

Slovenia

ASSA ABLOY SLOVENIJA
Manging Director: Franjo Radikovic
Kebetova 8
4000, Kranj, Slovenia
Tel: +386 4 280 77 44
Fax: +386 4 280 77 45

Slovak Republic

FAB SLOVAKIA S.R.O.
Manufactures lock cases; markets and sells other FAB products.
President: Jaroslav Holzer

Zeleznichyrad 30
96801 Nová Bana
Tel: +421 45 685 0434
Fax: +421 45 685 0436

ABLOY SLOVAKIA S.R.O.
Markets and sells Abloy, VingCard, effeff and Securitron products in Slovakia.
President: Tomas Richter

Saratouska 26 A
841 02 Bratislava
Tel: +421 2 434 139 93
Fax: +421 2 434 139 93

South Africa

ASSA ABLOY (SA) (PTY) LTD
Offers the most comprehensive range of architectural, DIY and OEM ranges of physical security hardware.
Manging Director: John Middleton

P.O. Box 146
1724, Roodepoort
Tel: +27 11 761 50 00
Fax: +27 11 766 34 11

Spain

AZBE B. ZUBIA S.A.
Manufactures and markets a complete portfolio, through four Business Units.
President: Bo Dankis

Basabe 3, P.O. Box 13
20550 Aretxabaleta (Gipuzkoa)
Tel: +34 943 71 29 29
Fax: +34 943 79 86 43

TESA Talleres de Escoriaza S.A.
Manufactures a comprehensive range of products including locks, multipoint locks, cylinders and knobsets for buildings.
Managing Director: Jose Agustin Telleria

Bario de Ventas no. 35
IRUN 20305
Tel: +34 943 66 91 00
Fax: +34 943 63 32 21

Sweden

ASSA AB
Manufactures and markets mechanical and electro-mechanical lock products.
President: Hans Johansson

Kungsgatan 71
Box 371
631 05 Eskilstuna
Tel: +46 16 17 70 00
Fax: +46 16 17 70 49

ASSA INDUSTRI AB
Manufactures and markets lock cases, hinges and cabinet locks for industrial customers.
President: Tomas Perman

Box 371
631 05 Eskilstuna
Tel: +46 16 17 70 00
Fax: +46 16 17 70 86

AB FAS LÅSFABRIK
Market leader in mortise deadlocks.
President: Ulf Petersson

Box 60
Hejargatan 20
631 02 Eskilstuna
Tel: +46 16 17 02 33
Fax: +46 16 17 02 17

AKI LÅSGROSSISTEN AB
One of Sweden's leading locksmith's wholesalers.
President: Harry Grabinsky

Västbergavägen 24
Box 42115
126 12 Stockholm
Tel: +46 8 449 24 00
Fax: +46 8 18 74 30

BESAM INTERNATIONAL
World leader in the field of door automatics. The product range consists of automatic door operations for swing doors, sliding doors and revolving doors.
President: Peter Aru

Box 131
SE-261 22 Landskrona
Tel: +46 418 511 00
Fax:+46 418 238 00

FIX AB
Manufactures and markets espagnolettes and fixtures.
President: Jerry Pull

Bruksgatan 17
414 51 Gothenburg
Tel: +46 31 704 40 00
Fax: +46 31 14 23 55

SOLID AB
Develops and markets access control products.
President: John Hedesand

Sjöviksbacken 24 pl. 8
117 43 Stockholm
Tel: +46 8 685 10 00
Fax: +46 8 685 10 20

TIMELOX AB
Manufactures and markets card-operated electro-mechanical locks for the hospitality market as well as access controls for hospitals, administrative and business areas.Timelox has distribution and support channels worldwide.
President: Jan Wabréus

Lodjursgatan 2
261 44 Landskrona
Tel: +46 418 513 00
Fax: +46 418 286 96

Switzerland

IKON SA
Markets and sells IKON, BAB-IKON and ABLOY products on the Swiss market.
President: Ugo Zanolari

B.P. 275
En Budron A6
1052 Le Mont-sur-Lausanne
Tel: +41 21 654 26 66
Fax: +41 21 654 26 60

KESO AG
Manufactures and sells high-security mechanical and electromechanical cylinders and lock systems.
Presidents: Ernst Keller and Eugen Vigini

Untere Schwandenstrasse 22
8805 Richterswil
Tel: +41 1 787 34 34
Fax: +41 1 787 35 35

ROFU AG
Manufacturer of electric strikes and door magnets.
President: Ugo Zanolari

Rautistrasse 71
88043 Zürich
Tel: +41 1 404 10 60
Fax: +41 1 404 10 67

Ukraine

ABLOY OY REPR. OFFICE
President: Volodymyr Livinsky

Maryny Raskovol street 23
Room 1011
02002 Kyiv, Ukraine
Tel: +380 44 418 97 73
Fax: +380 44 430 32 18

United Kingdom

ABLOY SECURITY LTD.
Primarily markets ABLOY electromechanical locks, padlocks and industrial locks.
Managing Director: Robin Rice

2-3 Hatters Lane
Croxley Business Park
Watford, Hertfordshire WD1 8YY
Tel: +44 1923 255066
Fax: +44 1923 230281

ASSA LTD.
Markets a complete range of ASSA, Ruko and SOLID lock products.
Managing Director: Paul Green

75 Sumner Road,
Croydon, Surrey CRO 3LN
Tel: +44 2086 885191
Fax: +44 2086 880285

ASSA ABLOY HOSPITALITY LTD.
President: Howard Witt

21 Stadium Way, Portman Rd
Reading, Berkshire
RG30 6BX
Tel: +44 (1189) 452 200
Fax: +44 (1189) 451 375

C E MARSHALL LTD.
Manufactures and supplies high-security locks and door handles as original equipment items to the automotive industry.
Managing Director: Raymond Dovey

Church Street, Willenhall
West Midlands WV13 1QW
Tel: +44 1902 364 500
Fax: +44 1902 634 908

CHUBB LOCKS CUSTODIAL SERVICES LTD.
Provides custodial locking products and systems to correctional facilities worldwide.
Managing Director: Steve Wood

P.O. Box 61
Wednesfield Road, Wolverhampton
West Midlands
WV10 0EW
Tel: +44 1902 867 730
Fax: +44 1902 867 788

GRORUD INDUSTRIES LTD.
Manufactures and markets door and window fittings.
Managing Director: Andrew Mee

Castleside Industrial Estate,
Consett, Co. Durham DH8 8HG
Tel: +44 1207 581 485
Fax: +44 1207 580 036

SECURITY PRODUCTS UK LTD.
Manufactures and markets a complete range of door locks, padlocks and architectural hardware under the Yale, Chubb and Union brands.
President: Geoff Norcott

Wood Street, Willenhall
West Midlands WV13 1LA
Tel: +44 1902 366911
Fax: +44 1902 368535

United States

ASSA ABLOY NORTH AMERICA Inc.
Parent company for ASSA ABLOY's operations in North America.
President and CEO:Clas Thelin

P.O Box 9827
New Haven, CT 06536-0827
Tel: +1 203 624 52 25
Fax: +1 203 785 81 08

ASSA ABLOY HOSPITALITY INC.
VingCard, Timelox, Inhova, Elsafe
President: Mats Gustafsson

9333 Forest Lane
Dallas, TX 75243
Tel: +1 972 907 2273
Fax: +1 972 907 2771

ASSA ABLOY ITG, HEADQUARTERS
110 Sargent Drive
06511 New Haven
Tel: +1 203 499 6893

ABLOY SECURITY INC.
Active in the market for industrial locks.
President: Rick Bodenschatz

6005 Commerce Drive, Suite 330
Irving, TX 75063
Tel: +1 972 753 1127
Fax: +1 972 750 0792

ACCESSID
16625 Redmond Way
Redmond, WA 9805
Tel: +1 888 776 9329
Fax: +1 530 224 7304

ARROW LOCK MANUFACTURING
Mechanical locks and lock cylinders, with an emphasis on the aftermarket and the north-eastern USA.
President: Charles E. Armstrong

10300 Foster Avenue
Brooklyn, NY 11236
Tel: +1 718 257 4700
Fax: +1 718 257 32 99

ASSA INC.
Occupies a leading position in the high-security segment of the market.
National Sales Manager: Thomas Demont

P.O. Box 9453
New Haven, CT 06534-0453
Tel: +1 203 603 5959
Fax: +1 203 603 5953

CORBIN RUSSWIN ARCHITECTURAL HARDWARE
Manufactures a full range of architectural door hardware and locks, including mechanical and electromechanical mortise and cylindrical locks, panic exit devices, door closers and cylinders.
General Manager: Dan Daino

225 Episcopal Road
06037 Berlin, CT USA
Tel: +1 860 225 7411
Fax: +1 860 828 7266

CECO DOOR PRODUCTS
Manufactures a broad range of steel doors and frames for commercial, industrial and institutional construction markets.
President: Larry Denbrock

9159 Telecom Drive
Milan, TN 38358
Tel: +1 731 686 8345
Fax: +1 731 686 4211

CURRIES CO.
Manufactures a full range of hollow metal doors and frames with primary focus on the institutional and commercial market.
President: Jerry N Currie

P.O Box 1648
Mason City, IA 50402-1648
Tel: +1 641 423 1334
Fax: +1 641 423 9104

DOMINION BUILDING PRODUCTS
Manufactures a full range of steel frames and doors, aluminum windows and preassembled door units for industrial pre-engineered buildings.
President: Tom Granitz

Corporate Headquarters
6949 Fairbanks North Houston
Houston, TX 77040
Tel: +1 713 466 6790
Fax: +1 832 467 0290

ELECTRONIC DOOR SECURITY SALES GROUP
Persona branded software and stand-alone intelligent locking solutions for the college/university market
President: Tor Baekkelund

110 Sargent Drive
New Haven, CT 06511
Tel: +1 800 481 8464 X3185
Fax: +1 203 787 9367

EMTEK PRODUCTS INC.
Decorative locks and hardware for the residential market.
President: Thomas Millar

15250 E. Stafford Street
City of Industry, CA 91744
Tel: +1 626 961 0413
Fax: +1 626 336 2812

ESSEX INDUSTRIES, INC.
Joint sales operation for Curries, Graham, HES, McKinney, Sargent and Securitron, with focus on the institutional construction market.
Vice President, Sales and Marketing:
Joseph J Hynds, Jr.

P.O. Box 9804
New Haven, CT 06536-0804
Tel: +1 203 624 5225
Fax: +1 203 499 68 40

FOLGER ADAM ELECTRIC DOOR CONTROLS
Electric strikes, magnetic locks, power supplies and door control accessories.
National Sales/Product Manager: Randy Whitkopf

9100 W. Belmont Ave.
Franklin Park, IL 60131
Tel: +1 847 671 4823
Fax: +1 847 671 0574

FOLGER ADAM SECURITY INC.
Supplier of locks and hardware to the highest-security markets, such as detention and correctional facilities.
President: Donald C Stading

16300 West 103rd Street
Lemont, IL 60439
Tel: +1 630 739 3900
Fax: +1 630 739 6400

GRAHAM MANUFACTURING CORP.
Manufactures architectural flush wood doors.
President: Jerry N Currie

P.O. Box 1647
504 01 Mason City, IA 50402-1647
Tel: +1 641 423 2444
Fax: +1 641 423 1660

HES, INC.
Elechtromechanical locking devices and accessories.
President: Michel Web

2040 West Quail
Phoenix, AZ 85027
Tel: +1 623 582 4626
Fax: +1 623 582 4641

HID CORPORATION
World-leading producer of cards, readers and identification technology for the access control industry.
President and CEO: Denis Hebert

9292 Jeronimo Road
Irvine, CA 92618 1905
Tel: +1 949 598 1600
Fax: +1 949 598 1690

INDALA
World leader in production of RFIDcards and readers.
President: Steven J. Wagner

6850 B Santa Teresa Blvd
San Jose, CA 95119
Tel: +1 408 361 4700
Fax: +1 408 361 4701

MCKINNEY PRODUCTS CO
Manufactures a broad, complete line of hinges.
General Manager. John Cordes

820 Davis Street
Scranton, PA 18505-5999
Tel: +1 570 346 7551
Fax: +1 570 342 4845

MEDECO HIGH SECURITY LOCKS, INC.
Market leader in high-security locks and lock systems for doors and industrial applications.
President: Robert Cook

P.O. Box 3075
Salem, VA 24153
Tel: +1 540 380 5000
Fax: +1 540 380 5010

NEL CORPORATION INC.
Primarily focuses on marketing and sales of exterior security rim locks under the SEGAL brand.
President: Robert Cook

P.O. Box 3075
Salem, VA 24153
Tel: +1 540 380 5000
Fax: +1 540 380 5010

NORTON DOOR CONTROLS
Manufactures a comprehensive range of mechanical and electromechanical surface door closers, door holders and ADA automatic door operators.
General Manager: Doug Millikan

3000 Highway 74 East
Monroe, NC 28112
Tel: +1 704 233 4011
Fax: +1 704 233 5053

RIXSON SPECIALITY DOOR CONTROLS
Manufactures concealed closers, pivots, and mechanical/electromechanical door holders, particularly suitable for special applications involving heavier doors, stringent esthetic requirements or other unique openings.
General Manager: Eric Tannhauser

9100 W. Belmont Avenue
Franklin Park, IL 60131
Tel: +1 847 671 5670
Fax: +1 847 671 0574

SARGENT MANUFACTURING CO.
Manufactures a complete line of locks and door hardware with a wide range of cylindrical locks, mortise locks, exit devices, door closers, electromechanical products and cylinder systems.
Director of Operations: Thanasis Molokotos

P.O. Box 9725
New Haven, CT 06536-0915
Tel: +1 203 562 2151
Fax: +1 203 776 5992

SECURITRON MAGNALOCK CORPORATION
Market leader in magnetic locks and other electromechanical lock products.
President: Scott Baker

550 Vista Boulevard
Sparks, NV 89434
Tel: +1 775 355 5625
Fax: +1 775 355 5633

TRUSSBILT
Manufactures high-quality security hollow metal products primarily for the detention market, with a market leading position in this segment.
President: Tim Browne

2112 Old Highway 8 NW
New Brighton, MN 55112
Tel: +1 651 633 6100
Fax: +1 651 628 9482

YALE COMERCIAL LOCKS AND HARDWARE
Manufactures a wide range of commercial door hardware and locks,including mechanical and electromechanical mortise and cylindrical locks, panic exit devices, dorr closers and cylinders.
General Manager: Dick Krajewski

100 Yale Ave.
Lenoir City, TN 37771
Tel: +1 865 984 7511
Fax: +1865 986 8630

YALE RESIDENTIAL SECURITY PRODUCTS, INC.
Residential locksets, deadbolts, handsets and accessories.
General Manager: Michael Tracey

2725 B Northwoods Parkway
Norcross, GA 30071
Tel: +1 678 728 7400
Fax: +1 770 448 1102

YSG DOOR SECURITY CONSULTANTS
Sales, marketing, service, and support for Ceco Door Products, Corbin Russwin, Folger Adam, Norton, Rixson and Yale Commercial.
Vice President, Sales and Marketing: Larry Bonhaus

1902 Airport Road
Monroe, NC 28110
Tel: +1 704 283 2101
Fax: +1 704 283 9446

Zimbabwe

CHUBB UNION ZIMBABWE (PVT) LTD.
Markets a complete range of security products.
President: Rory Vahey

P.O. Box 2555
Harare
Tel: +26 34 759 196
Fax: +26 34 759 194

FINANCIAL ANALYSTS FOLLOWING ASSA ABLOY 2002

ABG Sundal Collier	ANDERS JEGERS	+44 (0)207 9055 631	anders.jegers@abgsc.com
Alfred Berg	LARS NORRBY	+46 (0)8 723 59 65	lars.norrby@alfredberg.se
BNP Paribas	CHRISTIAN DIEBITSCH	+44 207 595 3467	christian.diebitsch@bnpparibas.com
CAI Cheuvreux	JEFF SAUL	+44 207 6215 177,	jsaul@caicheuvreux.com
Carnegie	ANDERS IDBORG	+46 (0)8 676 86 88	andidb@carnegie.se
Cazenove Global Equities	ILAN CHAITOWITZ	+44 207 214 7626	Ilan.chaitowitz@cazenove.com
CSFB	PATRICK MARSHALL	+44 207 888 0289	patrick.marshall@csfb.com
Deutsche Bank	MATTIAS KARLKJELL	+46 (0)8 463 55 00	mattias.karlkjell@db.com
Dresdner Kleinwrt	FREDRIK KARLSSON	+44 20 7475 2476	fredrik.Karlsson@drkw.com
Enskilda Securities	ANDERS TRAPP	+46 (0)8 5222 97 57	anders.trapp@enskilda.se
Goldman Sachs	NICK PATON		nick.paton@gs.com
Handelsbanken	CHRISTER BECKARD	+46 (0)8 701 31 21	chbe31@handelsbanken.se,
HSBC Investment Bank	CLAES RASMUSON	+46 (0)8 454 55 10	claes.rasmuson@hsbcib.com
JP Nordiska	PEDER FRÖLÉN	+46 (0)8 791 47 86	peder.frolen@nordiska.com
Lehman Brothers	PETER LAWRENCE	+44 207 256 4706	pnlawren@lehman.com
Merrill Lynch	JOHN PEARSON	+44 20 7996 4192	john_pearson@ml.com
Morgan Stanley	DANIEL CUNLIFFE		daniel.cunliffe@morganstanley.com
Nordea Securities	PATRIK SJÖBLOM		Patrik.Sjoblom@nordeasecurities.com
Societe Generale	JONATHAN CUMMINS		jonathan.cummins@socgen.co.uk
UBS Warburg	ANDERS FAGERLUND	+46 (0)8 453 73 30	anders.fagerlund@ubsw.com
Öhman J:or Fondkommission AB	JOHAN GAHM, E	+46 (0)8 402 52 68	johan.gahm@ohman.se



Photo: Elisabeth Ohlson, Ulf Huett Nilsson and Lennart Ström
Illustrations: Ehrenstråhle & Co.
Production: Ehrenstråhle & Co AB. Prepress: DOG. Print: ATT Grafiska, Stockholm 2003.



ASSA ABLOY

ASSA ABLOY AB (publ.)
Postal Address: P.O. Box 70340, SE-107 23 Stockholm • *Visiting Address:* Klarabergsviadukten 90

Phone: +46 (0)8 506 485 00 • *Fax:* +46 (0)8 506 485 85
Registered No.: SE.556059-3575 • *Registered Office:* Stockholm, Sweden • www.assaabloy.com